09011812

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Panama
Exact name of registrant as specified in charter

0000076027
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2008
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-07558
SEC file number, if available

S-__________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-__________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2008
Report period (if applicable)

____
Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

_____ Rule 201 (Temporary Hardship Exemption)

_____ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Panama City, Republic of Panama, on the day of September, 2009.

REPUBLIC OF PANAMA

By: __________
Duleidio De La Guardia
Vice Minister of Finance of the Republic of Panama

Asamblea Nacional

Secretaría General

TRÁMITE LEGISLATIVO
2009

PROYECTO DE LEY N°	**049**
TÍTULO:	**QUE DICTA EL PRESUPUESTO GENERAL DEL ESTADO PARA LA VIGENCIA FISCAL 2010.**
FECHA DE PRESENTACIÓN:	**1° DE SEPTIEMBRE DE 2009.**
PROPONENTE:	**MINISTRO DE ECONOMÍA Y FINANZAS.**
COMISIÓN:	**PRESUPUESTO.**

Apartado 0815-01603 Panamá 4, Panamá

PROYECTO DE LEY N°19
COMISIÓN DE PRESUPUESTO.

REPUBLICA DE PANAMA

PRESIDENCIA

PANAMA 1, PANAMA

Nota No.216-09 CG
1 de septiembre de 2009

ASAMBLEA NACIONAL
SECRETARIA GENERAL
Presentación 1/9/09
Hora 6:30 pm
A Debate
A Votación
Aprobada ______ Votos
Rechazada ______ Votos

Honorable Diputado
JOSÉ LUIS VARELA
Presidente de la Asamblea Nacional
E. S. D.

Señor Presidente:

Tengo a bien informarle que el Consejo de Gabinete, en sesión celebrada el día 1 de septiembre de 2009, autorizó al Ministro de Economía y Finanzas, para que en ejercicio de la iniciativa legislativa que le otorga el artículo 165 de la Constitución Política, presente a la consideración de la Asamblea Nacional el Proyecto de Ley, Que dicta el Presupuesto General del Estado para la Vigencia Fiscal de 2010.

Atentamente,

DEMETRIO PAPADIMITRIU
Ministro de la Presidencia

/adec.

REPUBLICA DE PANAMA
PRES...

Exposición de Motivos
Proyecto de Presupuesto General del Estado
Para la Vigencia Fiscal de 2010

Su Excelencia:

H. D. JOSÉ LUIS VARELA
Presidente de la Asamblea Nacional

H. D. ROGELIO BARUCO
Primer Vicepresidente de la Asamblea Nacional

H. D. NORIEL SALERNO
Segundo Vicepresidente de la Asamblea Nacional

LIC. WIGBERTO QUINTERO
Secretario General de la Asamblea Nacional

H. D. JOSÉ MUÑOZ MOLINA
Presidente de la Comisión de Presupuesto de la Asamblea Nacional

Honorables Diputados:

En cumplimiento del mandato constitucional y en representación del Órgano Ejecutivo presento a consideración de la Honorable Asamblea Nacional, el Proyecto de Ley por el cual se dicta el Presupuesto General del Estado para la vigencia fiscal de 2010, debidamente autorizado por el Consejo de Gabinete en la sesión del 1 de septiembre de 2009.

El Presupuesto General del Estado para el año 2010 asciende a la suma de B/.10,279.9 millones y está definido dentro de un entorno conservador de crecimiento económico (3.5%), inflación (3.0%) y tasa de desocupación (5.0%), así mismo, se estima un ahorro corriente del SPNF positivo.

El Proyecto de Presupuesto General del Estado para el 2010, ha sido elaborado de conformidad con las disposiciones legales que rigen la materia y los lineamientos de la Política Presupuestaria enunciada para la vigencia fiscal 2010. El mismo refleja la estrategia fiscal y financiera, para poner en marcha las inversiones públicas que demanda el desarrollo económico sostenible, solidario y mejor repartido, y para irnos preparando para asumir los retos que surgirán durante y después de la construcción del tercer juego de esclusas del Canal de Panamá, posiblemente la inversión pública más importante en los últimos cien años.

Este es un activo que hay que valorar tanto como el desarrollo social y económico, que Panamá ha estado experimentando: crecimiento económico sostenido de 6.3% anual en lo que ha transcurrido del siglo XXI, recortes importantes de la desocupación, tanto en términos absolutos (de 170,603 a 83,795 personas) como relativos (de 14 a 5.6 por ciento de la población económicamente activa) e incrementos superiores al 10% en el ingreso de las familias.

Como resultado, posiblemente Panamá es uno de los pocos países de la región que está en condiciones para cumplir con los objetivos de desarrollo del milenio que, entre otros, comprende: reducir a la mitad, la proporción de personas en pobreza extrema, el número de personas que padecen de hambre y la proporción de la población sin acceso a agua potable y saneamiento; asegurar que todos los niños y niñas completen el ciclo de educación básica e integrar principios de desarrollo sustentable en políticas y programas del país para revertir la pérdida de recursos naturales. Panamá no puede bajar la guardia, a pesar del pesimismo que invade a algunos analistas, políticos y ciudadanos. Tenemos que alcanzar esas metas y estar preparados para lo que supondrá la terminación de la construcción del tercer juego de esclusas del Canal en 2014.

La Administración Martinelli tiene, en ese sentido, un claro mandato de los ciudadanos y ciudadanas de este país. Para lograrlo, tiene una clara estrategia y metas financieras que se resumen en las cifras que recoge este Presupuesto, el primero del Gobierno del Cambio.

El gobierno, presidido por el Señor Ricardo Martinelli tiene una clara estrategia y metas financieras definidas dentro del Plan de Gobierno, que se enmarca en 4 Ejes principales: un Eje Social, enfocado en la lucha contra la pobreza, una mejora en la educación y las condiciones de salud; un Eje Económico, caracterizado por la generación de empleos y la simplificación de las medidas tributarias; un Eje Institucional, en el cual se establece una estrategia de seguridad pública que garantice el bienestar de los ciudadanos y propone un sistema de transporte urbano moderno y eficiente; y un Eje Ambiente y Recursos Naturales, el cual orienta las acciones del gobierno y la sociedad en general, para el Desarrollo Sostenible.

La estrategia en materia de finanzas públicas tiene como objetivo contar con un manejo responsable de los recursos que los ciudadanos y ciudadanas de este país consignan a la Administración, para alcanzar un desarrollo social sostenible. Para este efecto, el país no puede continuar dependiendo de ingentes cantidades de dinero en préstamos para desarrollar programas sociales básicos que deben mantenerse por el tiempo que sea necesario para superar las condiciones que llamaron la atención de las autoridades.

La deuda pública no puede continuar creciendo a una media de poco más de B/.300 millones anuales para contar con el financiamiento de programas sociales básicos como el "100 a los 70" y La Red de Oportunidades, que favorecen, directa e indirectamente, a los grupos sociales más tocados por la pobreza extrema: los niños, los indígenas y nuestros ancianos. Estos programas no pueden estar condicionados a la suerte, al azar, a la buena voluntad de otros Gobiernos y de instituciones multilaterales ni donaciones de empresas. Tampoco pueden esperar a que el Gobierno continúe afanándose en liberar y reasignar recursos que en la actualidad se utilizan para costear el funcionamiento del Estado. Los gastos de inversión se deben priorizar sobre los de funcionamiento.

El presupuesto para el 2010 privilegia los gastos de inversión sobre los gastos corrientes, en el contexto de un presupuesto estructuralmente inflexible en el cual históricamente, un porcentaje elevado de los gastos están comprometidos en funcionamiento. En el Anteproyecto de Ley de Presupuesto 2010, los gastos de funcionamiento constituyen el 67% de los gastos del Gobierno Central, lo que representa una marcada mejora en relación al presupuesto vigente, en el cual los gastos de funcionamiento representan aproximadamente el 73% de los gastos del Gobierno Central.

Dado la mayor importancia asignada a los proyectos de inversión, el Anteproyecto de Ley del Presupuesto 2010 contempla grandes inversiones públicas en carreteras, aeropuertos y otras obras de infraestructura que son cónsonas con los principales objetivos de esta administración. Este enfoque se evidencia al analizar las sumas asignadas a los Ministerios que cumplirán la tarea de alcanzar las metas propuestas: B/.330 millones asignados al Ministerio de Obras Públicas, aproximadamente B/.150 millones asignados al Ministerio de Educación, aproximadamente B/.144 millones asignados al Ministerio de Desarrollo Social, aproximadamente B/.155 millones asignados al Ministerio de Salud y los más de B/.100 millones asignados al Ministerio de Gobierno y Justicia.

Debido a la situación financiera internacional, la Ley de Responsabilidad Social Fiscal procura el buen uso de los recursos del Estado bajo principios de transparencia, responsabilidad y de rendición de cuentas, con la aplicación de normas y prácticas aceptadas internacionalmente. Al respecto, el 26 de junio de 2009 se modificaron algunos artículos de esta Ley. Estas modificaciones permitieron establecer los límites del déficit del Sector Público No Financiero para los años fiscales 2009 a 2012. Estos quedaron así: para este año 2009, el límite máximo es 2.5%, para el 2010 es 2.0%, 1.5% en 2011 y al siguiente, se espera que ya estemos en 1.0%.

Los ajustes tributarios que están siendo considerados por esta respetada Asamblea no han sido incluidos en la elaboración de este presupuesto. Sin embargo, los potenciales ingresos extraordinarios se podrán orientar a la inclusión de más proyectos de inversión, que dado la inflexibilidad estructural del presupuesto, no pudieron ser incluidos en este ejercicio con el objetivo de no incrementar aún más el nivel del déficit permisible bajo la ley.

En efecto, en el presupuesto se proyecta cumplir con el déficit fiscal para el 2010, como lo señala la Ley de Responsabilidad Social Fiscal. Así mismo, se estima un ahorro corriente del SPNF positivo. A su vez, el nivel de inversión real (no financiera) para el 2010 es de B/. 2,286.6 millones o aproximadamente el 28.2% de los gastos totales del SPNF lo que se compara favorablemente con el 25.4% que representa actualmente.

La Caja de Seguro Social proyecta un déficit corriente de aproximadamente B/.174.8 millones debido principalmente al incremento de B/.180 millones en los gastos de pensiones y de B/.100 millones en los gastos de operación. El incremento en los ingresos totales de esta institución es de aproximadamente B/.176.0 millones mientras que los ingresos corrientes de la CSS incrementaron en B/.140.8 millones. El déficit corriente de la Caja del Seguro Social representa aproximadamente el 34.2% del déficit del SPNF que para el año 2010 se estima en B/.511.7 millones.

El Presupuesto de Funcionamiento llega a B/.6,653.8 millones, lo que incluye B/.1,350.5 millones para cubrir el Servicio de la Deuda Pública. Esta cifra consiste en B/.516.0 millones en amortización y B/.834.5 millones en concepto de intereses, esta última representando el 23.7% de los gastos corrientes del Gobierno Central, el cual representa una leve mejora del nivel de 24.1% estimada para la vigencia actual. Esto nos indica que la importancia relativa de los intereses de la deuda en relación a los ingresos corrientes del Gobierno Central, es cada vez menor. En referencia a la deuda medida como porcentaje del PIB, para el año 2010, se estima que esta razón continúe decreciendo a niveles cercanos al 42.0%. A finales del año 2008, esta relación se encontraba en 45.2%.

Por otra parte, el Gobierno Nacional ha ordenado el aumento salarial a los miembros de la Fuerza Pública, a un costo de B/.32.0 millones, también ha creado el Programa "100 a los 70" que busca mejorar la calidad de vida de los mayores de 70 años sin jubilación ni pensión, otorgándoles un bono de 100 balboas mensuales a un costo anual de B/.84.0 millones. Producto de la Ley 51 de la Caja de Seguro Social, el Estado le transferirá al programa de Invalidez, Vejez y Muerte B/.100.0 millones y al de Enfermedad y Maternidad B/.25.0 millones.

En el Sector Energía, el Gobierno nacional está subsidiando a los que consumen hasta 500 kW, en la cual se ven favorecidas las familias más necesitadas del país, por lo cual se han consignado B/.70.0 millones.

El presupuesto de inversiones contiene importantes proyectos, los cuales ya iniciaron su ejecución. Estos proyectos tienden a aumentar la productividad y competitividad del país. Podemos resaltar: en el sector educativo, el programa de Nutrición Escolar por B/.23.1 millones, el fortalecimiento de los recursos para el Mantenimiento, Construcción y Equipamiento de escuelas por B/.107.8 millones, los programas como conéctate al conocimiento que tiene un monto de B/.12.0 millones, "English for Life" con B/.5.8 millones, Equipo de Computadoras portátiles para estudiantes por B/.13.0 millones y el programa de Dotación de Uniformes y Útiles Escolares gratuitos por B/.40.0 millones cumpliendo otra más de las promesas de campaña del Presidente Martinelli. Además vale resaltar los fondos sin precedentes que se están asignando para el programa de becas de Asistencia Educativa y Auxilio Económico a todo nivel al cual se han destinado B/.84.1 millones. Hay que destacar el programa de Formación y Capacitación de Desarrollo Humano en diversas áreas que estará desarrollando el INADEH, al cual se ha destinado B/.43.2 millones.

En el Sector Salud, que es tan importante en la calidad de vida, en la capacidad productiva e intelectual de los ciudadanos y ciudadanas de este país, destacan la continuación del Proyecto de Saneamiento de la ciudad y la Bahía de Panamá con B/.45.5 millones, así como el de Nutrición y Asistencia Alimentaria a Grupos Prioritarios y el Bono Nutricional, sobre todo en las áreas indígenas en donde más se concentra la pobreza extrema entre los niños, con B/.13.2 millones, continuar con los de acueductos y alcantarillados para los cuales se han consignado B/.74.7 millones de los cuales para Colón se asignan proyectos por B/. 20 millones.

Además, en el Sector Salud, consideramos nuevos proyectos de Inversión como la primera etapa para la construcción del Hospital de Darién por B/.8 millones, el nuevo Hospital Luis Chicho Fábrega por B/.8 millones y, de modo especial, el correspondiente al Centro de Atención Primaria en Salud Innovadora con B/.15.3 millones.

No cabe duda que uno de los servicios públicos que demanda más atención es el de transporte, ya sea por la expansión de las zonas urbanas que rodean las cabeceras de provincias, la densidad de la población o por la calidad de vida que imponen un servicio de cuestionable calidad y cantidad para satisfacer las necesidades de la población. El proyecto más importante es Modernización de Transporte Urbano, que no sólo nos permitirá contar con un medio de transporte moderno sino ordenar el tránsito vehicular.

A este Programa se han destinado B/30.0 millones para el Metro y B/.25.2 millones al diseño y construcción de la segunda etapa de la Cinta Costera.

Pero también es nuestra obligación mantener en buen estado las carreteras del resto del país. Para este efecto destacamos los siguiente: Protección del talud del río Sixaola con B/.2 millones, Rehabilitación de la carretera Gualaca-Rambala con B/.12 millones, Ampliación de la carretera David-Boquete con B/.5 millones y David-San Félix con otro tanto, Rehabilitación y mantenimiento de la autopista Arraiján-La Chorrera con B/.5 millones.

En materia de aeropuertos, tan indispensables para el desarrollo socio económico del resto del país y para el de actividades tan sensitivas como es el turismo y la exportación, se han destinado B/.40 millones para la construcción y rehabilitación de las instalaciones de aeropuertos, entre los que podemos enumerar: David, Colón y Bocas del Toro. También se estarán realizando los trabajos para la expansión del Muelle Norte de Tocumen.

En lo que respecta a la Seguridad, estamos destinando B/.19 millones a la construcción de cuarteles de bomberos y B/.30 millones a centros penitenciarios.

Dentro del sector de Administración Superior del Estado, se han programado proyectos tales como: el mejoramiento, ampliación y equipamiento del Sistema Penitenciario por B/.30.2 millones, construcción y equipamiento de los Cuarteles de Bomberos a Nivel Nacional con B/.19.1 millones, programa de Seguridad Pública con B/.41.4 millones y el fortalecimiento a las instalaciones de Migración con B/.3.0 millones.

Entre otros proyectos a destacar se encuentran el establecimiento de la Cadena de Frío por B/.10.0 millones, la primera etapa para la construcción del Metro Urbano B/.30.0 millones, el programa "Mi Primer Empleo" con una inversión de B/.23.0 millones y el programa de Desarrollo de Acceso Universal al Internet con B/.8.0 millones. Los programas de vivienda también están considerados en forma importante, con énfasis en el Plan Nacional de Vivienda Digna con B/.21.4 millones.

Los recursos del canal están llegando a todos los panameños, a través de los diferentes proyectos de inversión; tales como el PRODEC con B/.55.0 millones, Educación con B/.106.2 millones, Consejos Consultivos con B/.11.2 millones y Obras Comunitarias con B/.9.3 millones.

Con el propósito de seguir dando respuesta a aquellos sectores de la población víctimas de la extrema pobreza, el Gobierno Nacional continuará profundizando y mejorando el Programa de Red de Oportunidades, permitiendo llegar sus beneficios a los más necesitados sin distinciones.

La Red de Oportunidades además, de los subsidios directos a las familias en extrema pobreza, irá acompañada de la ampliación de los servicios de educación, salud, agua y saneamiento, capacitación para el trabajo, mejoramiento productivo y el mejoramiento de los caminos de penetración en los corregimientos seleccionados, y a la vez de un sistema de monitoreo y evaluación, con el fin de vigilar el cumplimiento de las familias beneficiarias de sus corresponsabilidades y el logro de los objetivos establecidos.

El Gobierno Nacional ha asumido la responsabilidad de implementar el Sistema Penal Acusatorio asignándole recursos a las instituciones que forman el Sistema Judicial, con la finalidad de iniciar el desarrollo del sistema acusatorio. Es importante informar que el Gobierno Nacional está dando cumplimiento al Artículo N° 214 de la Constitución Política de la República el cual señala: "...*Los presupuestos del Órgano Judicial y el Ministerio Público, no serán inferiores, en conjunto, al dos por ciento (2%) de los ingresos corrientes del Gobierno Central...*" Para la próxima vigencia fiscal de 2010, se está consignando el 2.87% de los ingresos corrientes a dichas instituciones.

Resulta oportuno destacar el esfuerzo racional y consistente que tanto el Órgano Ejecutivo como el Órgano Legislativo están proyectando en reducir los gastos corrientes. No obstante lo anterior, se reconocen aumentos adicionales de carácter automáticos por más de B/.213.8 millones generados por las leyes especiales, pensiones y subsidios.

El Presupuesto de los Sectores Sociales incluyendo la inversión social y orientados también a reducir la pobreza y la pobreza extrema asciende a la suma de B/.5,080.0 millones de Balboas, que representa el 49.4% del presupuesto. Los programas desarrollados tienen como propósito mejorar las condiciones de vida de los panameños en especial en áreas geográficas específicas y la de grupos vulnerables con altos niveles de pobreza, mejorar la nutrición, la educación y capacitación, la salud, la vivienda y la capacidad productiva de la población que vive en pobreza.

Honorables Diputados, luego de la descripción de la estrategia económica y financiera, así como de los conceptos que sustentan este presupuesto, sometemos a la consideración de esta augusta Asamblea, el Presupuesto General del Estado para la Vigencia Fiscal 2010.

Panamá, 1 de septiembre de 2009

Alberto Vallarino Clément
Ministro

LEY No.

De de de 2009

Que dicta el Presupuesto General del Estado para la vigencia fiscal de 2010

LA ASAMBLEA NACIONAL

DECRETA:

ASAMBLEA NACIONAL
SECRETARÍA GENERAL
Presentación 1/9/09
Hora 6:30 pm
A Debate

TÍTULO I

RESUMEN DEL PRESUPUESTO GENERAL DEL ESTADO

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS DEL PRESUPUESTO GENERAL DEL ESTADO

ARTÍCULO 1. Apruébase el Presupuesto General del Estado para la vigencia fiscal de 2010 cuyo resumen por grupos institucionales e ingresos y gastos se expresan a continuación en Balboas:

GRUPOS INSTITUCIONALES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
0. GOBIERNO CENTRAL	4,770,000,000	1,002,877,800	5,772,877,800	3,518,381,750	2,254,496,050	5,772,877,800
1. INSTITUCIONES DESCENTRALIZADAS	2,700,867,300	408,029,200	3,108,896,500	2,466,009,400	642,887,100	3,108,896,500
2. EMPRESAS PÚBLICAS	748,053,800	176,886,200	924,940,000	652,126,600	272,813,400	924,940,000
3. INTERMEDIARIOS FINANCIEROS	431,085,000	1,233,968,900	1,665,053,900	369,726,900	1,295,327,000	1,665,053,900
TOTAL	8,650,006,100	2,821,762,100	11,471,768,200	7,006,244,650	4,465,523,550	11,471,768,200
MENOS TRANSFERENCIAS INTER INSTITUCIONALES	888,383,100	303,444,500	1,191,827,600	888,383,100	303,444,500	1,191,827,600
TOTAL PRESUPUESTO GENERAL DEL ESTADO	7,761,623,000	2,518,317,600	10,279,940,600	6,117,861,550	4,162,079,050	10,279,940,600

ARTÍCULO 2. Apruébase los gastos corrientes del Presupuesto General del Estado para la vigencia fiscal de 2010 cuya composición se expresa a continuación en Balboas :

GRUPOS INSTITUCIONALES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	APORTE AL FISCO	INTERESES DE LA DEUDA	TOTAL
0. GOBIERNO CENTRAL	1,674,699,700	385,305,650	643,312,000	0	815,064,400	3,518,381,750
1. INSTITUCIONES DESCENTRALIZADAS	1,196,322,400	1,244,694,500	0	24,720,500	272,000	2,466,009,400
2. EMPRESAS PUBLICAS	327,454,100	94,115,400	2,001,700	216,308,500	12,246,900	652,126,600
3. INTERMEDIARIOS FINANCIEROS	252,770,700	107,826,400	0	0	9,129,800	369,726,900
TOTAL	**3,451,246,900**	**1,831,941,950**	**645,313,700**	**241,029,000**	**836,713,100**	**7,006,244,650**

ARTÍCULO 3. Apruébase los gastos de capital del Presupuesto General del Estado para la vigencia fiscal de 2010 cuya composición se expresa a continuación en Balboas:

GRUPOS INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
0. GOBIERNO CENTRAL	1,476,140,450	333,300	290,198,200	487,824,100	2,254,496,050
1. INSTITUCIONES DESCENTRALIZADAS	633,127,400	8,709,700	0	1,050,000	642,887,100
2. EMPRESAS PUBLICAS	245,723,000	1,842,300	4,500,000	20,748,100	272,813,400
3. INTERMEDIARIOS FINANCIEROS	1,271,093,400	9,278,200	0	14,955,400	1,295,327,000
TOTAL	**3,626,084,250**	**20,163,500**	**294,698,200**	**524,577,600**	**4,465,523,550**

CAPÍTULO II
POLITÍCA SECTORIAL DEL GASTO PÚBLICO Y ASIGNACIÓN DE RECURSOS

ARTÍCULO 4. La administración de los gastos corrientes y gastos de capital se ejecutará de acuerdo a la siguiente politica sectorial y asignacion de recursos en Balboas:

SECTORES	ASIGNACIÓN DE RECURSOS	PORCENTAJE (%)
DESARROLLO DE LOS SERVICIOS SOCIALES	5,080,859,500	49.42
DESARROLLO DE LA INFRAESTRUCTURA	748,634,200	7.28
DESARROLLO Y FOMENTO DE LA PRODUCCIÓN	1,945,646,000	18.93
SERVICIOS GENERALES	1,154,296,900	11.23
SERVICIO DE LA DEUDA PÚBLICA	1,350,504,000	13.14
TOTAL	**10,279,940,600**	**100.00**

CAPITULO III

PRESUPUESTO DEL SECTOR PÚBLICO NO FINANCIERO

ARTÍCULO 5. Apruébase el Presupuesto del Sector Público No Financiero (SPNF) para la vigencia fiscal de 2010 cuyo resumen de ingresos y gastos se expresan a continuación en Balboas :

DETALLE	TOTAL
INGRESOS TOTALES	**7,577,777,760**
INGRESOS CORRIENTES	7,293,380,810
RECURSOS DEL PATRIMONIO	257,216,050
DONACIONES	27,180,900
GASTOS CORRIENTES	**5,802,882,650**
SERVICIOS PERSONALES	2,245,945,553
SERVICIOS NO PERSONALES	482,014,774
MATERIALES Y SUMINISTROS	434,450,873
MAQUINARIA Y EQUIPO	9,558,800
INVERSION FINANCIERA	2,342,500
TRANSFERENCIAS CORRIENTES	1,726,907,550
ASIGNACIONES GLOBALES	16,633,300
SEGURO EDUCATIVO	55,842,200
INTERESES DE LA DEUDA	829,187,100
INTERNA	141,021,400
EXTERNA	688,165,700
SUPERAVIT/DEFICIT CORRIENTE	**1,490,498,160**
INVERSION	**2,286,617,250**
CORRIENTE	2,286,617,250
BALANCE	**-511,722,140**
FINANCIAMIENTO	**511,722,140**
INTERNO NETO	-215,726,010
CREDITO INTERNO	27,038,100
SALDO EN CAJA	74,521,190
USO RESERVA	51,231,000
INVERSION FINANCIERA	-37,753,000
AMORTIZACION	-330,763,300
EXTERNO NETO	727,448,150
CREDITO EXTERNO	910,142,750
AMORTIZACION	-182,694,600

TÍTULO II

PRESUPUESTO DEL GOBIERNO CENTRAL

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS

ARTÍCULO 6. Apruébase el Presupuesto del Gobierno Central para la vigencia fiscal de 2010 cuyo resumen de ingresos y de gastos se expresan a continuación en Balboas:

INGRESOS		GASTOS	
TOTAL	<u>5,772,877,800</u>	TOTAL	<u>5,772,877,800</u>
1. INGRESOS CORRIENTES	**4,770,000,000**	**1. GASTOS CORRIENTES**	3,518,381,750
1.1. INGRESOS TRIBUTARIOS	3,140,143,800	1.1. GASTOS DE OPERACION	1,674,699,700
1.1.1. IMPUESTOS DIRECTOS	1,690,043,800		
1.1.2. IMPUESTOS INDIRECTOS	1,450,100,000	1.2. TRANSFERENCIAS CORRIENTES Y SUBSIDIOS	1,028,617,650
		TRANSFERENCIAS CORRIENTES	385,305,650
1.2. INGRESOS NO TRIBUTARIOS	1,506,356,200	TRANSFERENCIAS PROPIAS	175,782,850
1.2.1. RENTA DE ACTIVOS	23,967,000	TRANSFERENCIAS C.S.S.	209,522,800
1.2.2. PART. EN UTILIDADES EMPRESAS	699,693,000	SUBSIDIOS	643,312,000
1.2.3. TRANSFERENCIAS CORRIENTES	6,020,188	1.3. INTERESES DE LA DEUDA PUBLICA	815,064,400
1.2.4. TASAS Y DERECHOS	509,263,000		
1.2.5. CONTRIBUCIÓN DE MEJORAS	239,500		
1.2.6. INGRESOS VARIOS	26,144,512		
1.2.7. APORTE AL FISCO	241,029,000		
1.3. OTROS INGRESOS CORRIENTES	84,000,000		
1.3.2. INTERESES Y COMISIONES GANADOS	84,000,000		
1.4. SALDO EN CAJA Y EN BANCO			
1.4.2. DISPONIBLE LIBRE EN BANCO			
1.5. INGRESO DE GESTION	39,500,000		
2. INGRESOS DE CAPITAL	**1,002,877,800**	**2. GASTOS DE CAPITAL**	2,254,496,050
2.1. RECURSOS DEL PATRIMONIO	57,556,050	**(Maquinaria y Equipo e Inversion Financiera)**	**1,476,140,450**
2.1.1. VENTA DE ACTIVOS	40,449,450	2.2. OTROS GASTOS DE CAPITAL	333,300
2.1.3. RECUPERACIÓN DE PRÉSTAMOS	11,836,300	2.3. TRANSFERENCIAS DE CAPITAL	290,198,200
2.1.4. RECUPERACIÓN DE COLOCACIONES	5,270,300	2.4. AMORTIZACION DE LA DEUDA PUBLICA	487,824,100
2.2. RECURSOS DEL CRÉDITO	902,121,250		
2.2.1. CRÉDITO INTERNO	7,526,300		
2.2.2. CRÉDITO EXTERNO	894,594,950		
2.3. OTROS INGRESOS DE CAPITAL	19,553,800		
2.3.2. TRANSFERENCIA DE CAPITAL	19,553,800		
2.4. SALDO EN CAJA Y BANCO	23,646,700		
2.4.2. DISPONIBLE LIBRE EN BANCO	23,646,700		

ARTÍCULO 7. Apruébase los gastos corrientes del Presupuesto del Gobierno Central para la vigencia fiscal de 2010 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES				
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	**1,674,699,700**	**385,385,650**	**643,312,000**	**815,064,400**	**3,518,381,750**
ASAMBLEA NACIONAL	39,774,800	1,249,000	0	0	41,023,800
CONTRALORÍA GENERAL DE LA REPÚBLICA	65,351,600	8,700	0	0	65,360,300
MINISTERIO DE LA PRESIDENCIA	61,267,000	2,349,100	2,633,300	0	66,249,400
MINISTERIO DE GOBIERNO Y JUSTICIA	304,415,200	64,787,500	6,000,000	0	375,202,700
MINISTERIO DE RELACIONES EXTERIORES	41,961,800	5,148,500	0	0	47,110,300
MINISTERIO DE EDUCACIÓN	547,977,200	26,014,800	254,377,300	0	828,369,300
MINISTERIO DE COMERCIO E INDUSTRIAS	14,928,700	1,712,600	15,392,900	0	32,034,200
MINISTERIO DE OBRAS PÚBLICAS	27,779,100	8,200	0	0	27,787,300
MINISTERIO DE DESARROLLO AGROPECUARIO	31,850,650	1,293,000	17,584,000	0	50,727,650
MINISTERIO DE SALUD	275,245,200	206,406,500	289,756,200	0	771,407,900
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	22,260,650	436,750	0	0	22,697,400
MINISTERIO DE VIVIENDA	16,015,500	179,100	800,000	0	16,994,600
MINISTERIO DE ECONOMÍA Y FINANZAS	57,050,900	69,001,400	48,641,900	0	174,694,200
MINISTERIO DE DESARROLLO SOCIAL	14,903,900	2,243,400	8,126,400	0	25,273,700
ÓRGANO JUDICIAL	58,990,200	117,200	0	0	59,107,400
PROCURADURIA GENERAL DE LA NACIÓN	46,792,400	162,100	0	0	46,954,500
PROCURADURIA DE LA ADMINISTRACIÓN	2,811,900	0	0	0	2,811,900
TRIBUNAL ELECTORAL	21,956,200	4,094,900	0	0	26,051,100
FISCALIA GENERAL ELECTORAL	3,115,600	0	0	0	3,115,600
OTROS GASTOS DE LA ADMINISTRACIÓN	12,545,800	25,300	0	0	12,571,100
TRIBUNAL DE CUENTAS	2,412,700	10,000	0	0	2,422,700
FISCALIA DE CUENTAS	1,833,800	9,000	0	0	1,842,800
DEFENSORÍA DEL PUEBLO	3,458,900	48,600	0	0	3,507,500
DEUDA PÚBLICA	0	0	0	815,064,400	815,064,400

ARTÍCULO 8. Apruébase los gastos de capital del Presupuesto del Gobierno Central para la vigencia fiscal de 2010 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
T O T A L	**1,476,140,450**	**333,300**	**290,198,200**	**487,824,100**	**2,254,496,050**
ASAMBLEA NACIONAL	10,339,300	0	0	0	10,339,300
CONTRALORÍA GENERAL DE LA REPÚBLICA	6,749,700	0	0	0	6,749,700
MINISTERIO DE LA PRESIDENCIA	166,986,900	0	27,126,500	0	194,113,400
MINISTERIO DE GOBIERNO Y JUSTICIA	104,522,800	0	40,115,000	0	144,637,800
MINISTERIO DE RELACIONES EXTERIORES	3,693,800	6,500	0	0	3,700,300
MINISTERIO DE EDUCACIÓN	155,154,400	0	54,454,300	0	209,608,700
MINISTERIO DE COMERCIO E INDUSTRIAS	16,436,300	30,000	23,895,700	0	40,362,000
MINISTERIO DE OBRAS PÚBLICAS	333,625,000	0	0	0	333,625,000
MINISTERIO DE DESARROLLO AGROPECUARIO	57,528,950	0	7,089,000	0	64,617,950
MINISTERIO DE SALUD	155,930,800	0	52,425,000	0	208,355,800
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	25,780,500	0	50,000,000	0	75,780,500
MINISTERIO DE VIVIENDA	56,625,900	0	800,000	0	57,425,900
MINISTERIO DE ECONOMÍA Y FINANZAS	201,882,600	0	29,935,900	0	231,818,500
MINISTERIO DE DESARROLLO SOCIAL	144,713,000	0	4,356,800	0	149,069,800
ÓRGANO JUDICIAL	15,068,100	0	0	0	15,068,100
PROCURADURIA GENERAL DE LA NACIÓN	10,134,500	0	0	0	10,134,500
PROCURADURIA DE LA ADMINISTRACIÓN	2,803,800	0	0	0	2,803,800
TRIBUNAL ELECTORAL	7,340,700	0	0	0	7,340,700
FISCALIA GENERAL ELECTORAL	144,900	0	0	0	144,900
OTROS GASTOS DE LA ADMINISTRACIÓN	0	209,300	0	0	209,300
TRIBUNAL DE CUENTAS	270,000	0	0	0	270,000
FISCALIA DE CUENTAS	239,100	0	0	0	239,100
DEFENSORÍA DEL PUEBLO	169,400	87,500	0	0	256,900
DEUDA PÚBLICA	0	0	0	487,824,100	487,824,100

CAPITULO II
PRESUPUESTO DE INGRESOS

ARTICULO 9. Apruebase el presupuesto de ingresos del Gobierno Central para la vigencia fiscal de 2010 por un monto de B/.5,772,877,800 de acuerdo con el siguiente detalle:

CODIGO	DETALLE	ASIGNADO
0.55.0.0.0.0.00	GOBIERNO CENTRAL	5,772,877,800
0.55.1.0.0.0.00	INGRESOS CORRIENTES	4,770,000,000
0.55.1.1.0.0.00	INGRESOS TRIBUTARIOS	3,140,143,800
0.55.1.1.1.0.00	IMPUESTOS DIRECTOS	1,690,043,800
0.55.1.1.1.1.00	SOBRE LA RENTA	1,457,100,000
0.55.1.1.1.1.01	PERSONA NATURAL	39,700,000
0.55.1.1.1.1.02	PERSONA JURIDICA	698,800,000
0.55.1.1.1.1.03	PLANILLA	444,500,000
0.55.1.1.1.1.04	DIVIDENDOS	59,000,000
0.55.1.1.1.1.05	COMPLEMENTARIO	41,500,000
0.55.1.1.1.1.06	AUTORIDAD DEL CANAL	66,900,000
0.55.1.1.1.1.07	ZONA LIBRE DE COLÓN	19,000,000
0.55.1.1.1.1.09	TRANSFERENCIAS DE BIENES INMUEBLES	37,500,000
0.55.1.1.1.1.10	GANANCIA POR ENAJENACION - VALORES	25,500,000
0.55.1.1.1.1.11	GANANCIA POR ENAJENACION - BIENES INMUEBLES	24,700,000
0.55.1.1.1.2.00	SOBRE LA PROPIEDAD Y PATRIMONIO	174,100,000
0.55.1.1.1.2.01	INMUEBLES	116,100,000
0.55.1.1.1.2.02	AVISOS DE OPERACION DE EMPRESAS	58,000,000
0.55.1.1.1.4.00	SEGURO EDUCATIVO	58,843,800
0.55.1.1.1.4.99	SEGURO EDUCATIVO	58,843,800
0.55.1.1.2.0.00	IMPUESTOS INDIRECTOS	1,450,100,000
0.55.1.1.2.1.00	TRANS. DE BIENES MUEBLES Y SERV. (ITBMS)	686,900,000
0.55.1.1.2.1.01	IMPORTACIÓN	278,000,000
0.55.1.1.2.1.02	DECLARACIÓN-VENTAS	408,900,000
0.55.1.1.2.2.00	IMPORTACIÓN	423,900,000
0.55.1.1.2.2.01	TABACO Y SUS MANUFACTURAS	50,000
0.55.1.1.2.2.02	LICORES EN GENERAL Y TIMBRES	2,400,000
0.55.1.1.2.2.03	INSTRUM. CIENTIF. DE MEDICIÓN Y CONTROL	2,000,000
0.55.1.1.2.2.04	COMESTIBLES O. ANIM. Y VEG.	10,400,000
0.55.1.1.2.2.05	GRASAS Y ACEITES ANIMALES Y VEGETALES	300,000
0.55.1.1.2.2.06	MAQUINARIA INDUSTRIAL Y AGRÍCOLA	8,800,000
0.55.1.1.2.2.07	MAQUINARIA DE ESCRIBIR Y CALCULADORAS	2,400,000
0.55.1.1.2.2.08	RADIOS, FONÓGRAFOS Y ACCESORIOS	5,600,000
0.55.1.1.2.2.09	REFRIGERADORAS Y ACCESORIOS	2,400,000
0.55.1.1.2.2.10	AUTOS ACCESORIOS Y LLANTAS	25,600,000
0.55.1.1.2.2.11	ACEITE Y GRASAS Y MINERALES	100,000

0.55.1.1.2.2.12	ARTÍCULOS DE CAUCHO	3,200,000
0.55.1.1.2.2.13	MUEBLES DE MADERA Y METAL	2,000,000
0.55.1.1.2.2.14	PRODUCTOS QUÍMICOS	10,400,000
0.55.1.1.2.2.15	METALES EN GENERAL	4,400,000
0.55.1.1.2.2.16	MADERAS EN GENERAL	1,500,000
0.55.1.1.2.2.17	JUGUETES, JUEGOS Y ARTS. PARA RECREACIÓN	1,500,000
0.55.1.1.2.2.18	FERRETERÍA Y ACCESORIOS ELÉCTRICOS	5,600,000
0.55.1.1.2.2.19	PINTURA, TINTA Y COLORANTES	500,000
0.55.1.1.2.2.20	ART. HECHOS EN MATERIALES PLÁSTICOS	2,200,000
0.55.1.1.2.2.21	ARTÍCULOS DE ALGODÓN	300,000
0.55.1.1.2.2.22	TEJIDOS EN GENERAL EXCEPTO DE ALGODÓN	1,500,000
0.55.1.1.2.2.23	CALZADOS EN GENERAL	2,000,000
0.55.1.1.2.2.24	VESTIDOS EN GENERAL	7,000,000
0.55.1.1.2.2.25	PAPELERÍA Y ÚTILES DE ESCRITORIO	3,200,000
0.55.1.1.2.2.26	ART. DE VIAJES BOLSAS-MANO	700,000
0.55.1.1.2.2.27	LOZA Y CRISTALERÍAS	800,000
0.55.1.1.2.2.28	COMBUSTIBLES	800,000
0.55.1.1.2.2.29	ARTÍCULOS NO ESPECIFICADOS	314,750,000
0.55.1.1.2.2.30	GRAVAMEN ADICIONAL A LA IMPORTACIÓN	200,000
0.55.1.1.2.2.35	OTROS GRAVÁMENES	1,300,000
0.55.1.1.2.4.00	PRODUCCIÓN, VENTA Y CONSUMO SELECTIVO	291,700,000
0.55.1.1.2.4.01	PRIMA DE SEGUROS	46,000,000
0.55.1.1.2.4.02	CONSUMO DE COMBUSTIBLE Y DERIV. DE PETRÓLEO	132,000,000
0.55.1.1.2.4.05	CONSUMO DE CERVEZA	28,700,000
0.55.1.1.2.4.06	CONSUMO DE LICORES	13,000,000
0.55.1.1.2.4.07	CONSUMO DE VINOS	600,000
0.55.1.1.2.4.08	VENTA DE GASEOSAS	4,000,000
0.55.1.1.2.4.09	CONSUMO VARIOS	37,100,000
0.55.1.1.2.4.10	JOYAS Y ARMAS DE FUEGO	1,000,000
0.55.1.1.2.4.11	TELEVISIÓN, CABLE, MICROONDA, TEL. CELULAR	8,300,000
0.55.1.1.2.4.12	JUEGOS DE SUERTE Y AZAR	21,000,000
0.55.1.1.2.7.00	SOBRE ACTOS JURÍDICOS	35,900,000
0.55.1.1.2.7.02	TIMBRES NACIONALES	17,900,000
0.55.1.1.2.7.06	DECLARACIÓN-TIMBRES	18,000,000
0.55.1.1.2.8.00	OTROS IMPUESTOS INDIRECTOS	11,700,000
0.55.1.1.2.8.02	BANCOS Y CASAS DE CAMBIO	11,200,000
0.55.1.1.2.8.03	LICENCIAS COMERCIALES Y PROFESIONALES	500,000
0.55.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	1,506,356,200
0.55.1.2.1.0.00	RENTA DE ACTIVOS	23,967,000
0.55.1.2.1.1.00	ARRENDAMIENTOS	13,446,000
0.55.1.2.1.1.02	DE LOTES Y TIERRAS	8,646,000
0.55.1.2.1.1.03	DE BIENES INMUEBLES	4,800,000
0.55.1.2.1.2.00	EXPLORACIÓN Y EXPLOTACIÓN	200,000
0.55.1.2.1.2.02	EXPLOTACIÓN DE MINAS Y CANTERAS	200,000
0.55.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	200,000
0.55.1.2.1.3.10	IMPRESOS Y FORMULARIOS	200,000
0.55.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	10,121,000
0.55.1.2.1.4.04	CORREOS Y TELÉGRAFOS	8,000,000
0.55.1.2.1.4.18	SER. PÚB. ÁREA DEL CANAL	2,121,000

0.55.1.2.2.0.00	PART. EN UTILIDADES EMPRESAS	699,693,000
0.55.1.2.2.1.00	DIVIDENDOS DE EMPRESAS	593,993,000
0.55.1.2.2.1.01	DIVIDENDOS CABLE AND WIRELESS	70,000,000
0.55.1.2.2.1.03	DIVIDENDOS DEL CANAL	410.793.000
0.55.1.2.2.1.04	DIVIDENDOS EMPRESAS ELÉCTRICAS	64,000,000
0.55.1.2.2.1.05	DIVIDENDOS AITSA	49,200.000
0.55.1.2.2.4.00	INTERM. FINANC. Y CORP. DE DES.	100,000,000
0.55.1.2.2.4.70	DIVIDENDOS B.N.P.	100,000,000
0.55.1.2.2.5.00	ACUÑACIÓN DE MONEDAS	5,700,000
0.55.1.2.2.5.01	SEÑOREAJE	5,700,000
0.55.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	6,020,188
0.55.1.2.3.2.00	INSTITUCIONES DESCENTRALIZADAS	3,309,871
0.55.1.2.3.2.05	SIACAP	16,884
0.55.1.2.3.2.10	CAJA DE SEGURO SOCIAL	1,804.848
0.55.1.2.3.2.16	CLICAC	34,201
0.55.1.2.3.2.17	REGISTRO PÚBLICO	64.483
0.55.1.2.3.2.19	AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	34.918
0.55.1.2.3.2.20	I.F.A.R.H.U.	27,084
0.55.1.2.3.2.21	DEFENSORÍA DEL PUEBLO	26,602
0.55.1.2.3.2.22	ENTE REGULADOR	24,864
0.55.1.2.3.2.23	AUTORIDAD DE LOS RECURSOS ACUÁTICOS DE PANAMA	67,381
0.55.1.2.3.2.25	I.D.I.A.P.	45,808
0.55.1.2.3.2.30	I.N.A.C.	65,054
0.55.1.2.3.2.35	PANDEPORTES	84,232
0.55.1.2.3.2.37	I.N.A.D.E.H.	101,584
0.55.1.2.3.2.38	A.N.A.M.	124.771
0.55.1.2.3.2.40	I.P.H.E.	88,650
0.55.1.2.3.2.41	AUTORIDAD DEL TRÁNSITO	87,264
0.55.1.2.3.2.42	I.P.A.C.O.O.P	63,156
0.55.1.2.3.2.45	INSTITUTO PANAMEÑO DE TURISMO	107,459
0.55.1.2.3.2.46	AMPYME	31,273
0.55.1.2.3.2.90	UNIVERSIDAD DE PANAMÁ	222,323
0.55.1.2.3.2.94	UNACHI	35,675
0.55.1.2.3.2.95	UNIVERSIDAD TECNOLÓGICA	95,592
0.55.1.2.3.2.96	UNIVERSIDAD DE LAS AMÉRICAS	55.765
0.55.1.2.3.3.00	EMPRESAS PÚBLICAS	870.171
0.55.1.2.3.3.04	AUTORIDAD MARÍTIMA	112,063
0.55.1.2.3.3.08	BINGOS NACIONALES	37,259
0.55.1.2.3.3.38	AUTORIDAD AERONÁUTICA CIVIL	78,616
0.55.1.2.3.3.40	AEROPUERTO INTERNACIONAL DE TOCUMEN	55,351
0.55.1.2.3.3.41	EMPRESA DE GENERACIÓN ELÉCTRICA	53,967
0.55.1.2.3.3.42	AGENCIA DEL AREA PANAMÁ PACÍFICO	46,600
0.55.1.2.3.3.66	IDAAN	126,247
0.55.1.2.3.3.70	IMA	55,737
0.55.1.2.3.3.78	ETESA	94,254
0.55.1.2.3.3.82	LOTERÍA NACIONAL DE BENEFICENCIA	140,902
0.55.1.2.3.3.96	ZONA LIBRE DE COLÓN	69.175
0.55.1.2.3.4.00	INTERMEDIARIOS FINANCIEROS	508.118
0.55.1.2.3.4.10	SUPERINTENDENCIA DE BANCOS	67,036

0.55.1.2.3.4.15	BANCO DE DESARROLLO AGROPECUARIO	155,337
0.55.1.2.3.4.30	BANCO HIPOTECARIO NACIONAL	96,107
0.55.1.2.3.4.45	BANCO NACIONAL DE PANAMÁ	70,657
0.55.1.2.3.4.60	CAJA DE AHORROS	57,961
0.55.1.2.3.4.80	COMISIÓN NACIONAL DE VALORES	23,048
0.55.1.2.3.4.90	I.S.A.	37,972
0.55.1.2.3.6.00	MUNICIPIOS	961,628
0.55.1.2.3.6.01	AGUADULCE	29,481
0.55.1.2.3.6.02	ALANJE	12,481
0.55.1.2.3.6.05	BOCAS DEL TORO	52,543
0.55.1.2.3.6.06	BOQUERON	11,864
0.55.1.2.3.6.07	BOQUETE	10,426
0.55.1.2.3.6.09	CAPIRA	30,685
0.55.1.2.3.6.10	CHAME	25,138
0.55.1.2.3.6.11	CHEPO	24,668
0.55.1.2.3.6.12	CHIRIQUI GRANDE	18,798
0.55.1.2.3.6.14	DOLEGA	18,615
0.55.1.2.3.6.15	LAS TABLAS	64,465
0.55.1.2.3.6.16	COLÓN	87,615
0.55.1.2.3.6.17	ANTÓN	10,720
0.55.1.2.3.6.18	MUNICIPIO DE PENONOME	22,540
0.55.1.2.3.6.19	SAN CARLOS	19,085
0.55.1.2.3.6.20	CHANGUINOLA	11,747
0.55.1.2.3.6.21	LOS SANTOS	26,811
0.55.1.2.3.6.30	DAVID	43,081
0.55.1.2.3.6.40	BARÚ	19,678
0.55.1.2.3.6.50	CHITRÉ	29,071
0.55.1.2.3.6.75	LA CHORRERA	55,201
0.55.1.2.3.6.76	PANAMÁ	188,398
0.55.1.2.3.6.78	SAN MIGUELITO	72,099
0.55.1.2.3.6.95	SANTIAGO	19,238
0.55.1.2.3.6.96	ARRAIJÁN	36,474
0.55.1.2.3.6.97	BUGABA	20,706
0.55.1.2.3.7.00	SECTOR PRIVADO	149,900
0.55.1.2.3.7.16	CLICAC	500
0.55.1.2.3.7.20	IFARHU	5,000
0.55.1.2.3.7.25	IDIAP	300
0.55.1.2.3.7.30	INAC	2,700
0.55.1.2.3.7.35	PANDEPORTES	2,000
0.55.1.2.3.7.37	INADEH	1,000
0.55.1.2.3.7.38	A.N.A.M.	2,000
0.55.1.2.3.7.40	IPHE	500
0.55.1.2.3.7.42	IPACOOP	2,000
0.55.1.2.3.7.45	AUTORIDAD DE TURISMO DE PANAMA	22,000
0.55.1.2.3.7.46	TRANSMISION DE DATOS (VARIOS)	111,900
0.55.1.2.3.8.00	EMPRESAS PÚBLICAS (INF. ESTATAL)	212,000
0.55.1.2.3.8.05	AUTORIDAD MARÍTIMA	26,000
0.55.1.2.3.8.08	BINGOS NACIONALES	1,000
0.55.1.2.3.8.38	AUTORIDAD AERONÁUTICA CIVIL	4,000

0.55.1.2.3.8.66	IDAAN	10,000
0.55.1.2.3.8.70	IMA	1,000
0.55.1.2.3.8.82	LOTERÍA NACIONAL DE BENEFICENCIA	110,000
0.55.1.2.3.8.96	ZONA LIBRE DE COLÓN	60,000
0.55.1.2.3.9.00	INTERMEDIARIOS FINANCIEROS (INF. EST.)	8,500
0.55.1.2.3.9.15	BANCO DE DESARROLLO AGROPECUARIO	4,000
0.55.1.2.3.9.30	BANCO HIPOTECARIO NACIONAL	4,000
0.55.1.2.3.9.90	INSTITUTO DE SEGURO AGROPECUARIO	500
0.55.1.2.4.0.00	TASAS Y DERECHOS	509,263,000
0.55.1.2.4.1.00	DERECHOS	388,263,000
0.55.1.2.4.1.02	PEAJES DEL CANAL	341,063,000
0.55.1.2.4.1.05	LICENCIA PARA PESCA DE CAMARÓN	200,000
0.55.1.2.4.1.40	TRASIEGO DE PETROLEO	200,000
0.55.1.2.4.1.43	REGISTRO OFICIAL DE LA IND. NACIONAL	300,000
0.55.1.2.4.1.45	CONCESIONES VARIAS	37,500,000
0.55.1.2.4.1.46	CONCESIONES B. R.	9,000,000
0.55.1.2.4.2.00	TASAS	121,000,000
0.55.1.2.4.2.01	ALMACENAJE DE ADUANA	200,000
0.55.1.2.4.2.03	BOLETÍN OFIC. DE LA PROPIEDAD INDUSTRIAL	1,300,000
0.55.1.2.4.2.05	TASA ANUAL-VIGENCIA SOCIEDAD ANÓNIMAS	100,000,000
0.55.1.2.4.2.22	AUTENTIFICACIÓN DE FIRMAS	200,000
0.55.1.2.4.2.35	SERV. VIGILANCIA ESPECIAL	300,000
0.55.1.2.4.2.36	TASA DE OLEODUCTO	8,500,000
0.55.1.2.4.2.46	SERVICIO ADMINISTRATIVO ADUANERO	10,500,000
0.55.1.2.5.0.00	CONTRIBUCIÓN DE MEJORAS	239,500
0.55.1.2.5.0.01	TASA DE VALORIZACIÓN	239,500
0.55.1.2.6.0.00	INGRESOS VARIOS	26,144,512
0.55.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	2,000,000
0.55.1.2.6.0.02	DEPÓSITOS	1,000,000
0.55.1.2.6.0.03	DEPÓSITOS CADUCADOS	1,939,812
0.55.1.2.6.0.99	OTROS INGRESOS VARIOS	21,204,700
0.55.1.2.7.0.00	APORTE AL FISCO	241,029,000
0.55.1.2.7.2.00	ENTIDADES DESCENTRALIZADAS	24,720,500
0.55.1.2.7.2.10	AUTORIDAD DE TURISMO DE PANAMA	400,000
0.55.1.2.7.2.95	REGISTRO PÚBLICO	24,320,500
0.55.1.2.7.3.00	EMPRESAS PÚBLICAS	216,308,500
0.55.1.2.7.3.03	AUTORIDAD MARÍTIMA DE PANAMÁ	65,000,000
0.55.1.2.7.3.06	LOTERÍA NACIONAL DE BENEFICENCIA	78,000,100
0.55.1.2.7.3.96	ZONA LIBRE DE COLÓN	73,308,400
0.55.1.3.0.0.00	OTROS INGRESOS CORRIENTES	84,000,000
0.55.1.3.2.0.00	INTERESES Y COMISIONES GANADOS	84,000,000
0.55.1.3.2.4.00	INT. Y COMISIONES GANADOS S/VALORES	84,000,000
0.55.1.3.2.4.45	INTERESES DEL FONDO FIDUC.	74,000,000
0.55.1.3.2.4.50	INTERESES SOBRE COLOCACIONES	7,959,600
0.55.1.3.2.4.60	INTERESES SOBRE ENTIDADES PUBLICAS	2,040,400
0.55.1.5.0.0.00	INGRESOS COR. INCORPORADOS	39,500,000
0.55.1.5.1.0.00	RENTA DE ACTIVOS	12,092,433
0.55.1.5.1.1.00	ARRENDAMIENTOS	100,000
0.55.1.5.1.1.01	DE EDIFICIOS Y LOCALES	100,000

0.55.1.5.1.3.00	INGRESO POR VENTA DE BIENES	2,160.884
0.55.1.5.1.3.01	PRODUCTOS AGRÍCOLAS	44,000
0.55.1.5.1.3.09	PROD. TALLER Y ARTESANÍA	20,000
0.55.1.5.1.3.10	IMPRESOS Y FORMULARIOS	720,000
0.55.1.5.1.3.12	PRODUCTOS MÉDICOS Y FARMACÉUTICOS	275,000
0.55.1.5.1.3.16	TARJETAS DE IDENTIFICACION	150,392
0.55.1.5.1.3.98	VENTA DE TIERRA	428,000
0.55.1.5.1.3.99	OTROS INGRESOS POR BIENES	523,492
0.55.1.5.1.4.00	INGRESO POR VENTA DE SERVICIOS	9,761,549
0.55.1.5.1.4.04	MEDIOS DE COMUNICACIÓN	311,207
0.55.1.5.1.4.07	LAB. Y CENTROS ESPECIALES	260,000
0.55.1.5.1.4.08	SERVICIOS ADMINISTRATIVOS	55,000
0.55.1.5.1.4.09	MARCAS Y PATENTES	405,000
0.55.1.5.1.4.10	PROMOCIÓN DE ARTESANÍA	64,000
0.55.1.5.1.4.11	COMERCIO EXTERIOR	103,000
0.55.1.5.1.4.12	FINANCIERAS	77,000
0.55.1.5.1.4.13	RECURSOS MINERALES	74,000
0.55.1.5.1.4.23	SERVICIOS DE ODONTOLOGÍA	90,000
0.55.1.5.1.4.25	FONDO DE DESCUENTO CONTRALORÍA	8,000,000
0.55.1.5.1.4.26	PROPIEDAD HORIZONTAL	172,342
0.55.1.5.1.4.99	OTROS SERVICIOS VARIOS	150,000
0.55.1.5.1.5.00	ING. POR ESPECTÁCULOS PÚBLICOS	70,000
0.55.1.5.1.5.06	ESPECTÁCULOS PÚBLICOS	70,000
0.55.1.5.4.0.00	TASAS Y DERECHOS	23,962,655
0.55.1.5.4.1.00	DERECHOS	11,133.855
0.55.1.5.4.1.26	ANUNCIOS COMERCIALES	520,000
0.55.1.5.4.1.33	SERVICIOS DE GUARDERÍA	38,508
0.55.1.5.4.1.41	LIC. PARA SEGURO Y REASEGURO	151,000
0.55.1.5.4.1.44	PERMISOS PARA PORTAR ARMAS	70,000
0.55.1.5.4.1.45	PASAPORTE	3,021,250
0.55.1.5.4.1.46	MIGRACIÓN	7,333,097
0.55.1.5.4.2.00	TASAS	12,828,800
0.55.1.5.4.2.04	FONDO DEL T. ELECTORAL	5,463,500
0.55.1.5.4.2.06	REGISTRO CIVIL	100,000
0.55.1.5.4.2.15	INSPECCIÓN Y AVALÚO CATASTRAL	70,000
0.55.1.5.4.2.20	EXPEDICIÓN DE DOCUMENTO	350,000
0.55.1.5.4.2.23	EXPEDICIÓN DE CARNETS	200,000
0.55.1.5.4.2.27	CERTIFICACIÓN DE DIPLOMAS	60,000
0.55.1.5.4.2.38	FOTOCOPIAS DE DOCUMENTOS Y PLANOS	40,000
0.55.1.5.4.2.45	CUSTODIA MARÍTIMA	320,000
0.55.1.5.4.2.47	SELLOS DE SEGURIDAD	50,000
0.55.1.5.4.2.51	CUSTODIA FÍSICA DE ADUANA	330,000
0.55.1.5.4.2.52	3/4 DEL 1% DE ADUANA	500
0.55.1.5.4.2.53	OTROS INGRESOS DE ADUANA	160,000
0.55.1.5.4.2.54	TIMBRES DE MAQ. FRANQUEADORA	115,000
0.55.1.5.4.2.97	OTRAS TASAS VARIAS SALUD	2,610,300
0.55.1.5.4.2.98	FONDO DE ADMÓN. HOSPITALES	2,959,500
0.55.1.5.6.0.00	INGRESOS VARIOS	3,444,912
0.55.1.5.6.0.04	GOBERNACION	60,000

0.55.1.5.6.0.05	FONDO JUDICIAL	80,069
0.55.1.5.6.0.99	OTROS INGRESOS VARIOS	3,304,843
0.55.2.0.0.0.00	INGRESOS DE CAPITAL	1,002,877,800
0.55.2.1.0.0.00	RECURSOS DEL PATRIMONIO	57,556,050
0.55.2.1.1.0.00	VENTA DE ACTIVOS	40,449,450
0.55.2.1.1.1.00	VENTA DE BIENES INMUEBLES	40,449,450
0.55.2.1.1.1.05	TERRENOS	40,449,450
0.55.2.1.3.0.00	RECUPERACIÓN DE PRÉSTAMOS	11,836,300
0.55.2.1.3.0.46	REEMBOLSO ZLC	5,131,700
0.55.2.1.3.0.53	REEMBOLSO B.D.A.	659,000
0.55.2.1.3.0.55	AUTORIDAD MARÍTIMA	2,194,600
0.55.2.1.3.0.56	FONDHABI-MIVI	3,090,000
0.55.2.1.3.0.57	BHN	675,400
0.55.2.1.3.0.58	IMA	85,600
0.55.2.1.4.0.00	RECUPERACIÓN DE COLOCACIONES	5,270,300
0.55.2.1.4.8.00	RECUPERACIÓN DE COLOCACIONES	5,270,300
0.55.2.1.4.8.01	RECURSOS DEL FONDO FIDUCIARIO	5,270,300
0.55.2.2.0.0.00	RECURSOS DEL CRÉDITO	902,121,250
0.55.2.2.1.0.00	CRÉDITO INTERNO	7,526,300
0.55.2.2.1.4.00	PRÉSTAMOS	7,526,300
0.55.2.2.1.4.06	FONDO DE PRE INVERSIÓN	7,526,300
0.55.2.2.2.0.00	CRÉDITO EXTERNO	894,594,950
0.55.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	199,498,893
0.55.2.2.2.1.10	JICA - MINSA	33,722,200
0.55.2.2.2.1.12	ORGANO JUDICIAL - BID	2,907,700
0.55.2.2.2.1.14	CORPORACIÓN ANDINA DE FOMENTO	2,000,000
0.55.2.2.2.1.16	MINISTERIO PÚBLICO - BID 1099	3,067,000
0.55.2.2.2.1.21	BID PRESIDENCIA BOCAS DEL TORO	5,040,000
0.55.2.2.2.1.22	BID 1430 MEF	2,715,000
0.55.2.2.2.1.24	PRONAT MEF BID	11,000,000
0.55.2.2.2.1.25	BIRF UTPP MEF	1,491,800
0.55.2.2.2.1.40	PROGRAMA DE ELECTRIFICACION RURAL	3,440,000
0.55.2.2.2.1.41	DESARROLLO SOSTENIBLE DE DARIEN II ETAPA	4,000,000
0.55.2.2.2.1.44	PROYECTO DE PROTECCION SOCIAL	1,047,000
0.55.2.2.2.1.53	BID-SEGURIDAD CIUDADANA G Y J	2,177,200
0.55.2.2.2.1.55	MIVI BID 343	6,383,850
0.55.2.2.2.1.56	RED DE PROGRAMA SOCIAL - MIDES	2,001,700
0.55.2.2.2.1.57	BID SANEAMIENTO DE LA BAHIA SALUD	5,500,000
0.55.2.2.2.1.58	BID DESARROLLO SOSTENIDO CHIRIQUI	3,360,000
0.55.2.2.2.1.61	PRESIDENCIA - BID 1612/OC CUENCA	2,000,000
0.55.2.2.2.1.64	BID 1013/OC-PN-EDUC.	14,082,400
0.55.2.2.2.1.68	BID 1350 SALUD P/N	1,180,000
0.55.2.2.2.1.69	BID - MICI PN L 1001	8,182,600
0.55.2.2.2.1.71	BIRF 3841 PA MINSA	20,445,943
0.55.2.2.2.1.72	MIDA - BID PN 0141	6,628,300
0.55.2.2.2.1.75	MOP - BID 1468	37,848,400
0.55.2.2.2.1.78	BID PRESIDENCIA PN 1226	2,610,000
0.55.2.2.2.1.87	FIDA 580 - FES	3,350,000
0.55.2.2.2.1.91	FIDA-MIDA-385-466	787,000

0.55.2.2.2.1.93	BIRF-MINEDUC 7032-PA	6,970,800
0.55.2.2.2.1.95	BID PRESIDENCIA 1108	5,560,000
0.55.2.2.2.5.00	BONOS EXTERNOS	695,096,057
0.55.2.2.2.5.10	BONOS EXTERNOS	695,096,057
0.55.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	19,553,800
0.55.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	19,553,800
0.55.2.3.2.8.00	SECTOR EXTERNO	19,553,800
0.55.2.3.2.8.14	DONACIÓN MEF-USAID	2,000,000
0.55.2.3.2.8.69	MIDA-AID GUSANO BARRENADOR	15,168,800
0.55.2.3.2.8.71	BID-MEF ATN/MT-5785	750,000
0.55.2.3.2.8.81	AGENCIA ESPAÑOLA - MEF	1,520,000
0.55.2.3.2.8.82	UNION EUROPEA - EDUCACION	115,000
0.55.2.4.0.0.00	SALDO EN CAJA Y BANCO	23,646,700
0.55.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	23,646,700
0.55.2.4.2.0.92	SALDO EN BANCO SEGURO EDUCATIVO	20,000,000
0.55.2.4.2.0.97	SALDO EN BANCO MOP	2,594,600
0.55.2.4.2.0.98	SALDO EN BANCO MINSA	1,052,100

CAPÍTULO III
0.01 ASAMBLEA NACIONAL

ARTÍCULO 10. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la ASAMBLEA NACIONAL para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	19,782,800
Administración General	20,059,600
Transferencias Corrientes	1,181,400
Total del presupuesto de funcionamiento	**41,023,800**
Inversión	
Construcción y Remodelación	500,000
Programa de Modernización	9,839,300
Total del presupuesto de inversión	**10,339,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**51,363,100**

CAPÍTULO IV
0.02 CONTRALORÍA GENERAL DE LA REPÚBLICA

ARTÍCULO 11. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la CONTRALORÍA GENERAL DE LA REPÚBLICA para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	14,350,100
Contabilidad Pública	2,952,100
Fiscalización, Regulación y Control	16,139,200

Servicios de Estadística	27.294.000
Transferencias Varias	8.700
Auditoria	4.616.200
Total del presupuesto de funcionamiento	**65,360,300**
Inversión	
Modernizacion Tecnológica Fiscalizadora	3.060.800
Fortalecimiento Institucional	3.688.900
Total del presupuesto de inversión	**6,749,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**72,110,000**

CAPÍTULO V
ÓRGANO EJECUTIVO
0.03 MINISTERIO DE LA PRESIDENCIA

ARTÍCULO 12. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE LA PRESIDENCIA para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección Superior del Estado	30.462.358
Dirección de Carrera Administrativa	1.505.370
Gaceta Oficial	135.547
Consejo de Defensa y Seguridad Nacional	4.685.832
Servicio de Protección Institucional	14.207.898
Fondo de Inversión Social (FIS)	10.471.447
Desarrollo Integral - Áreas Prioritarias	447.648
Transferencias	4.333.300
Total del presupuesto de funcionamiento	**66,249,400**
Inversión	
Fondo de Inversión Social (FIS)	77.095.700
Despacho Presidente (Colón)	500.000
Electrificación Rural	4.000.000
Asuntos Comunitarios Desp. Primera Dama	2.505.500
Desarrollo Integral Áreas Prioritarias	37.677.200
Transferencias de Capital	27.126.500
Mejoras de Instalaciones y Equipamiento	45.208.500
Total del presupuesto de inversión	**194,113,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**260,362,800**

CAPÍTULO VI
0.04 MINISTERIO DE GOBIERNO Y JUSTICIA

ARTÍCULO 13. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE GOBIERNO Y JUSTICIA para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	11.344.400
Desarrollo Gubernamental	9.723.600
Servicio de Comunicación Social	720.300
Servicios Postales y Telegraficos	7.995.500
Servicios de Custodia de M. y Peniten	24.049.700
Seguridad Pública	288.749.200
Transferencias Varias	32.620.000
Total del presupuesto de funcionamiento	**375,202,700**
Inversión	
Construc.Mejoram,y Estudios de Infraest.	28.437.700
Equipamiento y Des. Técnico	4.452.400
Centros Penitenciarios	30.250.000
Transferencias de Capital	40.115.000
Seguridad Pública	41.382.700
Total del presupuesto de inversión	**144,637,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**519,840,500**

CAPÍTULO VII
0.05 MINISTERIO DE RELACIONES EXTERIORES

ARTÍCULO 14. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del MINISTERIO DE RELACIONES EXTERIORES para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12.808.300
Politica Exterior	29.174.600
Transferencias Varias	5.133.900
Total del presupuesto de funcionamiento	**47,116,800**
Inversión	
Restauración y Remodelación	2.000.000
Proyecto de Apoyo Logístico	1.693.800
Total del presupuesto de inversión	**3,693,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**50,810,600**

CAPÍTULO VIII
0.07 MINISTERIO DE EDUCACIÓN

ARTÍCULO 15. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE EDUCACIÓN para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

REPUBLICA DE PANAMA * PRESIDENCIA *

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y administracion General	61.893.700
Educación Básica General	239.336.300
Educación Media	177.658.900
Educación de Adultos	18.542.600
Educación Post-Media	799.000
Educación Agropecuaria	5.916.600
Transferencias Corrientes	25.864.800
Transferencias al Sector Público	254.377.300
Fondo Exhoneración de Matrícula	43.980.100
Total del presupuesto de funcionamiento	**828,369,300**
Inversión	
Mantenimiento de Centros Educativo	1.985.600
Construcción y Rehab. de Escuelas	39.081.400
Equipamiento de Centros Educativos	6.535.800
Desarrollo Educativo	16.951.800
Nutrición Escolar	23.117.900
Educación Básica	8.855.800
Transferencias de Capital	54.454.300
Fortalecimiento de Tecn. Educativa	35.624.500
Mantenimiento, Equip. y Constr. S.E.	23.001.600
Total del presupuesto de inversión	**209,608,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,037,978,000**

CAPITULO IX
0.08 MINISTERIO DE COMERCIO E INDUSTRIAS

ARTÍCULO 16. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE COMERCIO E INDUSTRIAS para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7.588.892
Fomento y Regulación Industria	828.206
Fomento y Regulación del Comercio	5,086.190
Regulación de Intermediarios Financieros	714.992
Fomento y Reg. de los Recursos Minerales	740.420
Transferencias	1.712.600
Transferencias al Sector Público	15.392.900
Total del presupuesto de funcionamiento	**32,064,200**
Inversión	
Desarrollo Comercial e Industrial	16.436.300
Transferencias de Capital	23.895.700
Total del presupuesto de inversión	**40,332,000**

TOTAL DEL PRESUPUESTO DE GASTOS **72.396,200**

CAPÍTULO X
0.09 MINISTERIO DE OBRAS PÚBLICAS

ARTÍCULO 17. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE OBRAS PÚBLICAS para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13.767.900
Mantenimiento de Obras	14.011.200
Transferencias Varias	8.200
Total del presupuesto de funcionamiento	**27,787,300**
Inversión	
Construcción y Rehabilitación Drenajes	14.894.900
Mantenimiento y Rehabilitación Vial	200.956.900
Construcción y Mej. de Calles y Avenidas	95.270.700
Construcción y Rehabilitación de Puentes	20.702.500
Proyectos Varios	1.800.000
Total del presupuesto de inversión	**333.625.000**
TOTAL DEL PRESUPUESTO DE GASTOS	**361.412.300**

CAPÍTULO XI
0.10 MINISTERIO DE DESARROLLO AGROPECUARIO

ARTÍCULO 18. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	26.126.500
Asistencia Técnica Agrícola	1.826.450
Asistencia Técnica Pecuaria	3.215.800
Ordenación y Distribución de Tierras	1.035.800
Desarrollo Social	425.900
Servicios de Ingeniería Rural	513.200
Transferencias al Sector Público	17.584.000
Total del presupuesto de funcionamiento	**50,727,650**
Inversión	
Mejoramiento de Productividad	3.500,000
Programa de Desarrollo Tecnológico	4.175.000
Sanidad Agropecuaria	18.174.800
Desarrollo Rural Agropecuario	11.684.100

Otros Proyectos de Inversión	13.355.050
Reconver. y Transfor. Agropecuaria	6.640.000
Transferencias de Capital	7.089.000
Total del presupuesto de inversión	**64,617,950**
TOTAL DEL PRESUPUESTO DE GASTOS	**115,345,600**

CAPÍTULO XII
0.12 MINISTERIO DE SALUD

ARTÍCULO 19. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE SALUD para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Salud Pública	149.842.442
Provisión de Atención	126.292.458
Transferencias Varias	117.836.000
Fondo de Adm. de Hospitales	2.959.500
Fondo de Servicios Varios	2.610.300
Transferencias al Sector Público	371.867.200
Total del presupuesto de funcionamiento	**771,407,900**
Inversión	
Construcción y Mej. de Inst. de Salud	69.436.200
Salud Ambiental	47.538.800
Salud Nutricional	10.075,000
Equipamiento de Inst. de Salud	1.341.500
Otros Proyectos de Inversión	18.882.100
Transferencias de Capital	52.425,000
Desarrollo Comunitario	8.657.200
Total del presupuesto de inversión	**208,355,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**979,763,700**

CAPÍTULO XIII
0.13 MINISTERIO DE TRABAJO Y DESARROLLO LABORAL

ARTÍCULO 20. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE TRABAJO Y DESARROLLO LABORAL para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12.311.989
Admón. de las Relaciones Laborales	3.473.635
Inv., Promoción y Generación de Empleo	529.526
Transferencias Varias	436,750
Educación y Capacitación-Sind.,Priv.	5.945.500
Total del presupuesto de funcionamiento	**22,697,400**

Inversión	
Programa de Inserción Laboral	25.640.500
Fortalecimiento Institucional	140.000
Transferencia de Capital	50.000.000
Total del presupuesto de inversión	**75,780.500**
TOTAL DEL PRESUPUESTO DE GASTOS	**98.477.900**

CAPÍTULO XIV
0.14 MINISTERIO DE VIVIENDA

ARTÍCULO 21. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE VIVIENDA para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	11.172.112
Planificación y Desarrollo Urbano	4.397,900
Admón. y Regulación de Bienes	624.588
Transferencia Varias	800.000
Total del presupuesto de funcionamiento	**16,994,600**
Inversión	
Construcción de Vivienda	22.086.200
Fondo de Ahorro Habitacional	3,090,000
Financiamiento de Vivienda	17.000.000
Asistencia Habitacional	2,000,000
Mejoramiento Habitacional	10.549,400
Transferencias de Capital	800,000
Fortalecimiento Institucional	1.900.300
Total del presupuesto de inversión	**57,425,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**74,420,500**

CAPÍTULO XV
0.16 MINISTERIO DE ECONÓMIA Y FINANZAS

ARTÍCULO 22. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE ECONÓMIA Y FINANZAS para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	19.777.400
Desarrollo Económico y Social	15.642.670
Admón. Fiscal y Patrimonial	21.655.830
Transferencias Varias	117.618.300
Total del presupuesto de funcionamiento	**174,694,200**
Inversión	
Fondo de Preinversión	7.526,300

Fort Gest. Eco. y Admón. Finan.	45.879.300
Desarrollo Social e Inv.. Comunitarias	27.065.000
Des.Comunitario Infraest. Pub.(PRODEC)	55.000.000
Transferencias de Capital	29.935.900
Proyectos de Desarrollo Social	55.962.500
Fideicomiso Madden - Colón	10.449.500
Total del presupuesto de inversión	**231.818.500**
TOTAL DEL PRESUPUESTO DE GASTOS	**406,512,700**

CAPÍTULO XVI
0.21 MINISTERIO DE DESARROLLO SOCIAL

ARTÍCULO 23. Para la ejecución de los programas de funcionamiento c inversión apruébase el presupuesto de gastos del MINISTERIO DE DESARROLLO SOCIAL, para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	10.425.500
Promoción Social y Cohesión Social	3.017.000
Programa de Gestión Territorial	3.245.800
Transferencias Al Sesctor Público	8.585.400
Total del presupuesto de funcionamiento	**25,273,700**
Inversión	
Desarrollo Comunitario	143.011.400
Fortalecimiento Institucional	1.701.600
Transferencias Al Sector Público	4.356.800
Total del presupuesto de inversión	**149.069.800**
TOTAL DEL PRESUPUESTO DE GASTOS	**174,343.500**

CAPÍTULO XVII
0.30 ÓRGANO JUDICIAL

ARTÍCULO 24. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del ÓRGANO JUDICIAL para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General de Justicia	17.704.300
Administración de Justicia Ciudadana	41.403.100
Total del presupuesto de funcionamiento	**59,107,400**
Inversión	
Rehabilitación y Const. de Infraestru.	5.333.100
Mejoramiento Admón. de Justicia	5.223.100
Equipamiento y Fortalec. Institucional	4.511.900
Total del presupuesto de inversión	**15.068.100**

TOTAL DEL PRESUPUESTO DE GASTOS	**74,175,500**

CAPÍTULO XVIII
MINISTERIO PÚBLICO

ARTÍCULO 25. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto consolidado de gastos del MINISTERIO PÚBLICO para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

Procuraduria General de la Nacion	**57,089,000**
Funcionamiento	**46,954,500**
Inversion	**10,134,500**
Procuraduria de la Administracion	**5,615,700**
Funcionamiento	**2,811,900**
Inversion	**2,803,800**

0.36 PROCURADURIA GENERAL DE LA NACIÓN

ARTÍCULO 26. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la PROCURADURIA GENERAL DE LA NACIÓN para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Repres. Interes del Estado	37,183,300
Medicina Legal y Forense	9,771,200
Total del presupuesto de funcionamiento	**46,954,500**
Inversión	
Modernizacion Proc. General	7,142,400
Modernización de Servicios Forenses	2,992,100
Total del presupuesto de inversión	**10,134,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**57,089,000**

0.37 PROCURADURIA DE LA ADMINISTRACIÓN

ARTÍCULO 27. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la PROCURADURIA DE LA ADMINISTRACIÓN para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	1,090,100
Representación y Def. de la Adm. Pública	1,721,800
Total del presupuesto de funcionamiento	**2,811,900**

Inversión

Prog. General /Mejor. de Just. Etapa II	2,803,800
Total del presupuesto de inversión	**2,803,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**5,615,700**

CAPÍTULO XIX
CONSOLIDADO DEL TRIBUNAL ELECTORAL

ARTÍCULO 28. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto consolidado de gastos del TRIBUNAL ELECTORAL para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

Tribunal Electoral	**33,391,800**
Funcionamiento	**26,051,100**
Inversion	**7,340,700**
Fiscalia General Electoral	**3,260,500**
Funcionamiento	**3,115,600**
Inversion	**144,900**

0.40 TRIBUNAL ELECTORAL

ARTÍCULO 29. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del TRIBUNAL ELECTORAL para la vigencia fiscal 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12,477,236
Registro e Identificación Ciudadana	6,501,408
Servicios Electorales	7,072,456
Total del presupuesto de funcionamiento	**26,051,100**
Inversión	
Const.de la Nueva Sede del Tribunal	4,000,000
Const. de Oficina en Bocas del Toro	420,750
Conserv.Fis.Doc.Hechos Vitales Panam.	341,250
Proyectos de Apoyo Logistico	2,578,700
Total del presupuesto de inversión	**7,340,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**33,391,800**

0.41 FISCALIA GENERAL ELECTORAL

ARTÍCULO 30. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la FISCALIA GENERAL ELECTORAL para la vigencia fiscal 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2.537.300
Fiscalias Electorales	578.300
Total del presupuesto de funcionamiento	**3,115,600**
Inversión	
Proyectos de Apoyo Logistico	144.900
Total del presupuesto de inversión	**144,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,260,500**

CAPÍTULO XX
0.45 OTROS GASTOS DE LA ADMINISTRACIÓN

ARTÍCULO 31. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de OTROS GASTOS DE LA ADMINISTRACIÓN para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Consejos Provinciales	12.780.400
Total del presupuesto de funcionamiento	**12,780,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**12,780,400**

CAPÍTULO XXI
0.46 TRIBUNAL DE CUENTAS

ARTÍCULO 32. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la TRIBUNAL DE CUENTAS para la vigencia fiscal 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Jurisdicción de Cuentas	1,460,000
Administración General	962,700
Total del presupuesto de funcionamiento	**2,422,700**
Inversión	
Fortalecimiento Institucional	270.000
Total del presupuesto de inversión	**270,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,692,700**

CAPÍTULO XXII
0.47 FISCALIA DE CUENTAS

ARTÍCULO 33. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la FISCALIA DE CUENTAS para la vigencia fiscal 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administ. e Investigación Patrimonial	1,002,000
Administración General	840,800
Total del presupuesto de funcionamiento	**1,842,800**
Inversión	
Fortalecimiento Institucional	239,100
Total del presupuesto de inversión	**239,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,081,900**

CAPÍTULO XXIII
0.48 DEFENSORIA DEL PUEBLO

ARTÍCULO 34. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la DEFENSORIA DEL PUEBLO para la vigencia fiscal 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,993,900
Protec. y Defensa de los Derechos Hum.	1,601,100
Total del presupuesto de funcionamiento	**3,595,000**
Inversión	
Estudio, Diseño y Construcción	169,400
Total del presupuesto de inversión	**169,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,764,400**

CAPÍTULO XXIV
TRANSFERENCIAS DEL GOBIERNO CENTRAL

ARTÍCULO 35. Los gastos por concepto de transferencias corrientes aprobados son recursos que se traspasan al propio Sector Público, al Sector Externo y al Sector Privado, con base en el detalle que se autoriza a continuación:

CÓDIGO	INSTITUCIÓN DESTINO	PROPIAS	SUBSIDIOS	MONTO
	TOTAL TRANSFERENCIA DE FUNCIONAMIENTO	385,275,350	643,312,000	1,028,587,350
01	ASAMBLEA NACIONAL	1,249,000		1,249,000
	Al Sector Externo	1,249,000		1,249,000
02	CONTRALORÍA GENERAL DE LA REPÚBLICA	8,700		8,700
	Al Sector Externo	8,700		8,700

03	PRESIDENCIA DE LA REPÚBLICA	2.349.100	2.633.300	4.982.400
	Pensiones y Jubilaciones	503.600		503.600
	A Personas	97.200		97.200
	Becas de Estudio	48.300		48,300
	SENACYT		2,633,300	2.633,300
	Al Sector Externo	1.700.000		1.700,000
04	MINISTERIO DE GOBIERNO Y JUSTICIA	64.787.400	6.000.000	70.787.400
	Pensiones y Jubilaciones	41.877.600		41,877.600
	Servicio de Bomberos	9.666.000		9.666,000
	A Personas	322.800		322.800
	Al Sector Privado	7.401.500		7.401.500
	Autoridad de Aeronáutica Civil		6.000.000	6,000,000
	Municipios	5.317,400		5.317,400
	Al Sector Externo	202.100		202.100
05	MINISTERIO DE RELACIONES EXTERIORES	5.148.500		5,148.500
	A Personas	14,600		14,600
	Al Sector Externo	5.133.900		5.133.900
07	MINISTERIO DE EDUCACIÓN	26,014.800	254.377.300	280,392,100
	Pensiones y Jubilaciones	22,825.600		22.825.600
	A Personas	150.000		150.000
	Al Sector Privado	2.855.200		2,855,200
	I.N.A.C.		11.008.100	11,008.100
	SERTV		885.000	885,000
	Instituto Panameño de Deportes		9,973.300	9.973.300
	I.P.H.E.		19,967,100	19,967,100
	Universidad Autónoma de Chiriquí		23.204.600	23.204.600
	Universidad de Panamá		137,581.400	137,581,400
	Universidad Maritima Internacional de Panamá		2,460.300	2,460.300
	Universidad Especializada de las Américas		6.364.300	6,364,300
	Universidad Tecnológica		42,933.200	42,933,200
	Al Sector Externo	184,000		184,000
08	MINISTERIO DE COMERCIO E INDUSTRIAS	1.712.600	15.392.900	17,105,500
	Al Sector Privado	893.000		893,000
	Autoridad de Micro, Mediana y Pequeña Empresa		1,927,800	1,927,800
	Autoridad de Protección al Consumidor y Defensa de la Competencia		6,929,900	6,929.900
	Zona Franca del Barú		328,900	328,900
	Agencia del Area Panamá Pacífico		6,206,300	6,206,300
	Al Sector Externo	819,600		819,600
09	MINISTERIO DE OBRAS PÚBLICAS	8.200		8,200
	Al Sector Externo	8.200		8.200
10	MINISTERIO DE DESARROLLO AGROPECUARIO	1.293.000	17.584.000	18,877.000
	A Personas	100,600		100,600
	Al Sector Privado	196,400		196,400

I.D.I.A.P.		7,316,000	7,316,000
A.R.A.P.		4,900,500	4,900,500
I.M.A		4,046,300	4,046,300
I.S.A		1,321,200	1,321,200
Al Sector Externo	996,000		996,000
12 MINISTERIO DE SALUD	206,406,500	289,756,200	496,162,700
Pensiones y Jubilaciones	548,900		548,900
A Personas	2,130,600		2,130,600
Al Sector Privado	116,815,100		116,815,100
Al Gobierno Central	5,569,800		5,569,800
Instituto Conmemorativo Gorgas		3,791,800	3,791,800
Autoridad Panameña de Alimentos		2,664,400	2,664,400
Impuesto de Licores		4,500,000	4,500,000
C.S.S. FEJUPEN - Aporte Gob. Central		14,219,000	14,219,000
C.S.S. 0.8% Salarios Básicos		52,744,000	52,744,000
C.S.S. Impuestos de Cerveza / FEJUPEN			
Sostenibilidad del Regimen (Ley 51)		100,000,000	100,000,000
Aumento Pensiones y Jubilaciones (DG-51)		56,247,000	56,247,000
Subsidio Flutuaciones - Intereses C.S.S.		20,500,000	20,500,000
Subsidio Maternidad y Enfermedad		25,000,000	25,000,000
Incremento Jubilaciones (Ley 22)			
Gratificacion Salarial a funcionarios Publicos			
Aporte Junta Tecnica Actuarial		90,000	90,000
I.D.A.A.N.		10,000,000	10,000,000
Municipios	3,500,000		3,500,000
C.S.S. Planilla Prestac. - Fondo Complementario	77,411,000		77,411,000
Al Sector Externo	431,100		431,100
13 MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	436,750		436,750
Al Sector Externo	436,750		436,750
14 MINISTERIO DE VIVIENDA	179,100	800,000	979,100
A Personas	178,100		178,100
Subsidio (Agua) Banco Hipotecario Nacional		800,000	800,000
Al Sector Externo	1,000		1,000
16 MINISTERIO DE ECONOMÍA Y FINANZAS	69,001,400	48,641,900	117,643,300
Al Sector Privado	67,087,600		67,087,600
Autoridad Nacional del Ambiente		15,302,000	15,302,000
Autoridad Nacional de Aduana		15,809,400	15,809,400
Consejo de Administración del SIACAP		923,400	923,400
Dirección General de Contrataciones Públicas		2,238,000	2,238,000
Tribunal de Contrataciones Públicas		1,216,100	1,216,100
Empresa de Generacion Electrica S.A.		12,441,200	12,441,200
Comisión Nacional de Valores		711,800	711,800
Municipios	500,000		500,000
Al Sector Externo	1,413,800		1,413,800

21	MIN. DE DESARROLLO SOCIAL	2.243.400	8.126.400	10.369,800
	Pensiones y Jubilaciones	2.100		2,100
	A Personas	35.000		35.000
	Al Sector Privado	2.144.500		2.144.500
	SENADIS		4.522.000	4.522,000
	INAMU		1.794.000	1.794.000
	SENIAF		1.810.400	1.810.400
	Al Sector Externo	61,800		61.800
30	ÓRGANO JUDICIAL	117,200		117,200
	Pensiones y Jubilaciones	117.200		117.200
36	PROCURADURIA GENERAL DE LA NACIÓN	162,100		162,100
	Pensiones y Jubilaciones	162,100		162,100
40	TRIBUNAL ELECTORAL	4,094,900		4,094,900
	Pensiones y Jubilaciones	45,900		45,900
	Al Sector Privado	4,044,000		4,044,000
	Al Sector Externo	5,000		5,000
45	OTROS GASTOS DE LA ADMINISTRACIÓN	25,300		25,300
	Becas de Estudio	25,300		25,300
46	TRIBUNAL DE CUENTAS	10,000		10,000
	A Personas	5,000		5,000
	Becas de Estudio	5,000		5,000
47	FISCALIA DE CUENTAS	9,000		9,000
	Becas de Estudio	9,000		9,000
48	DEFENSORIA DEL PUEBLO	18,400		18,400
	A Personas	5,400		5,400
	Becas de Estudio	8,000		8,000
	Al Sector Externo	5,000		5,000

ARTÍCULO 36. **Apruébase las transferencias de capital de acuerdo al siguientes detalle:**

CÓDIGO	INSTITUCIÓN DESTINO	MONTO
	TOTAL TRANSFERENCIAS DE CAPITAL	290,198,200
03	PRESIDENCIA DE LA REPÚBLICA	27,126,500
	SENACYT	27,126,500
04	MINISTERIO DE GOBIERNO Y JUSTICIA	40,115,000
	AUTORIDAD DEL TRANSITO Y TRANSPORTE	
	AERONAUTICA CIVIL	40,115,000

07	MINISTERIO DE EDUCACIÓN	54,454.300
	IFARHU	22.000,000
	INAC	7,814.800
	SERTV	418,000
	INSTITUTO PANAMEÑO DE DEPORTES	8.000.000
	IPHE	1,500.000
	UNACHI	2,992.200
	UNIV. DE PANAMÁ	5.000.000
	UDELAS	1,229.300
	UNIV. TECNOLÓGICA	5.500,000
08	MINISTERIO DE COMERCIO E INDUSTRIAS	23.895,700
	AMPYME	15,000.000
	APCDC	95.700
	AUTORIDAD DE TURISMO DE PANAMA	1,000.000
	AGENCIA DEL AREA PANAMÁ PACIFICO	7.800.000
10	MINISTERIO DE DESARROLLO AGROPECUARIO	7.089,000
	I.D.I.A.P.	2,769.000
	A.R.A.P.	1,190,000
	I.M.A.	600,000
	B.D.A.	2,500,000
	I.S.A.	30,000
12	MINISTERIO DE SALUD	52,425,000
	INST. CONMEMORATIVO GORGAS	1,425,000
	IDAAN	51,000,000
13	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	50,000,000
	INADEH	50,000,000
14	MINISTERIO DE VIVIENDA	800,000
	B.H.N.	800,000
16	MINISTERIO DE ECONOMÍA Y FINANZAS	29.935.900
	ANAM	3,700,200
	AUTORIDAD NACIONAL DE ADUANAS	2.100,000
	CONTRATACIONES PUBLICAS	940,000
	TRIBUNAL DE CONTRATACIONES PUBLICAS	250,000
	EMPRESA DE GENERACION ELECTRICA	17,330,400
	EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	5,615.300
21	MINISTERIO DE DESARROLLO SOCIAL	4,356,800
	SECRETARIA NACIONAL DE DISCAPACIDAD	3,569,000
	INAMU	320,000
	SENIAF	467,800

CAPÍTULO XXV
FONDO LEY DE SEGURO EDUCATIVO

ARTÍCULO 37. Los recursos provenientes del Seguro Educativo a que se refiere el Decreto de Gabinete 168 de 27 de julio de 1971 reformado por las Leyes 24 de 21 de julio de 1980; 18 de 29 de septiembre de 1982; 13 de 28 de julio de 1987; y, 16 de 29 de noviembre de 1987; y modificados por la ley 49 de septiembre de 2002, cuyo destino específico lo constituyen programas de educación, y formación de mano de obra, se asignan para el 2010, según el siguiente detalle.

INSTITUCIÓN DESTINO	MONTO
TOTAL INGRESOS AUTORIZADOS	162,889,100
FONDO DE SEGURO EDUCATIVO	162,889,100
Ingresos Tributarios	162,889,100
Impuestos Directos	162,889,100
Seguro Educativo	162,889,100
MINISTERIO DE EDUCACIÓN	52,898,300
Educación Agropecuaria	7,729,100
Fondo Exon. de Matrícula	43,980,100
Capacitación Gremial Docente	1,189,100
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	5,945,500
Educación Sindical	5,945,500
IFARHU	68,967,100
Becas	47,884,000
Crédito Educativo	21,083,100
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	7,135,000
Gastos de Funcionamiento	7,135,000
INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA EL DESARROLLO HUMANO	21,998,200
Programas Regulares (INADEH / MITRADEL)	16,647,300
Capacitacion del Recursos Humano del Sector Privado	3,567,300
Formación Dual	1,783,600
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	5,945,000
Gastos de Funcionamiento	5,945,000

TÍTULO III

PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

CAPÍTULO I

RESUMEN DE LOS PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

ARTÍCULO 38. Apruébase los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2010 cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	**2,302,982,300**	**299,637,400**	**2,602,619,700**	**2,115,029,200**	**487,590,500**	**2,602,619,700**
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	1,927,800	15,000,000	16,927,800	1,837,700	15,090,100	16,927,800
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	27,810,000	0	27,810,000	11,187,400	16,622,600	27,810,000
AUTORIDAD NACIONAL DE LOS SERVICIOS PUBLICOS	11,835,400	0	11,835,400	8,653,900	3,181,500	11,835,400
AUTORIDAD NACIONAL DEL AMBIENTE	21,210,300	19,687,300	40,897,600	19,786,500	21,111,100	40,897,600
AUTORIDAD NACIONAL DE ADUANA	19,356,000	2,100,000	21,456,000	18,787,800	2,668,200	21,456,000
CAJA DE SEGURO SOCIAL	2,090,937,000	199,817,000	2,290,754,000	1,992,482,600	298,271,400	2,290,754,000
INST. CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	4,192,600	1,425,000	5,617,600	4,153,700	1,463,900	5,617,600
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	6,929,900	95,700	7,025,600	6,713,400	312,200	7,025,600
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	923,400	0	923,400	883,400	40,000	923,400
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	78,119,000	41,953,600	120,072,600	12,063,200	108,009,400	120,072,600
SECRETARIA NACIONAL DE DISCAPACIDAD	4,522,000	3,569,000	8,091,000	4,339,600	3,751,400	8,091,000
AUTORIDAD PANAMEÑA DE SEGURIDAD DE LOS ALIMENTOS	4,150,600	0	4,150,600	3,905,900	244,700	4,150,600
INST. DE INVESTIGACIONES AGROPECUARIAS	7,916,000	3,769,000	11,685,000	7,741,300	3,943,700	11,685,000
AUTORIDAD DE LOS RECURSOS ACUATICOS DE PANAMÁ	8,188,100	2,616,000	10,804,100	7,783,100	3,021,000	10,804,100
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	2,238,000	1,540,000	3,778,000	2,221,000	1,557,000	3,778,000
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PUBLICAS	1,216,100	250,000	1,466,100	1,109,100	357,000	1,466,100
INSTITUTO NACIONAL DE CULTURA	11,510,100	7,814,800	19,324,900	11,379,600	7,945,300	19,324,900

Continuación...

RESUMEN DE LOS PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	**397,885,000**	**108,391,800**	**506,276,800**	**350,980,200**	**155,296,600**	**506,276,800**
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	8,020,000	2,256,000	10,276,000	6,928,600	3,347,400	10,276,000
SECRETARIA NACIONAL DE CIENCIA, TECNOLOGIA E INNOV.	2,633,300	30,126,500	32,759,800	2,558,300	30,201,500	32,759,800
INSTITUTO NACIONAL DE LA MUJER	1,794,000	320,000	2,114,000	1,569,000	545,000	2,114,000
SECRETARIA NACIONAL DE NIÑEZ, ADOLECENCIA Y FAMILIA	1,810,400	467,800	2,278,200	1,725,900	552,300	2,278,200
INSTITUTO PANAMEÑO DE DEPORTES	10,408,300	8,000,000	18,408,300	10,158,400	8,249,900	18,408,300
INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA DESARROLLO H.	22,148,200	50,000,000	72,148,200	9,480,900	62,667,300	72,148,200
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	20,677,700	1,500,000	22,177,700	20,198,600	1,979,100	22,177,700
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	6,581,200	0	6,581,200	5,995,800	585,400	6,581,200
AUTORIDAD DE TURISMO DE PANAMÁ	36,000,000	1,000,000	37,000,000	12,874,800	24,125,200	37,000,000
REGISTRO PÚBLICO DE PANAMÁ	33,895,000	0	33,895,000	31,717,400	2,177,600	33,895,000
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	25,456,300	2,992,200	28,448,500	25,247,700	3,200,800	28,448,500
UNIVERSIDAD DE PANAMÁ	159,600,200	5,000,000	164,600,200	155,733,500	8,866,700	164,600,200
UNIVERSIDAD MARITIMA INTERNACIONAL DE PANAMA	7,641,000	0	7,641,000	6,591,000	1,050,000	7,641,000
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	9,876,300	1,229,300	11,105,600	9,493,700	1,611,900	11,105,600
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	50,979,700	5,500,000	56,479,700	50,355,200	6,124,500	56,479,700
ZONA FRANCA DE BARÚ	363,400	0	363,400	351,400	12,000	363,400

ARTÍCULO 39. Apruébase los gastos corrientes de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2010 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	**1.196.322.400**	**1.244.694.500**	**24.720.500**	**0**	**272.000**	**2.466.009.400**
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	1.772.400	65.300	0	0	0	1.837.700
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	11.078.100	109.300	0	0	0	11.187.400
AUTORIDAD NACIONAL DE LOS SERVICIOS PUBLICOS	7.872.000	781.900	0	0	0	8.653.900
AUTORIDAD NACIONAL DEL AMBIENTE	19.425.700	360.800	0	0	0	19.786.500
AUTORIDAD NACIONAL DE ADUANA	18.545.100	242.700	0	0	0	18.787.800
CAJA DE SEGURO SOCIAL	759.701.100	1.232.781.500	0	0	0	1.992.482.600
INST. CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	4.108.400	45.300	0	0	0	4.153.700
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	6.654.900	58.500	0	0	0	6.713.400
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	840.500	42.900	0	0	0	883.400
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	11.395.400	667.800	0	0	0	12.063.200
SECRETARIA NACIONAL DE DISCAPACIDAD	3.719.600	620.000	0	0	0	4.339.600
AUTORIDAD PANAMEÑA DE SEGURIDAD DE LOS ALIMENTOS	3.882.100	23.800	0	0	0	3.905.900
INST. DE INVESTIGACIONES AGROPECUARIAS	7.620.400	120.900	0	0	0	7.741.300
AUTORIDAD DE LOS RECURSOS ACUATICOS DE PANAMÁ	7.333.400	449.700	0	0	0	7.783.100
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	2.107.400	113.600	0	0	0	2.221.000
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PUBLICAS	1.104.100	5.000	0	0	0	1.109.100
INSTITUTO NACIONAL DE CULTURA	10.856.800	522.800	0	0	0	11.379.600
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	6.767.400	161.200	0	0	0	6.928.600
SECRETARIA NACIONAL DE CIENCIA, TECNOLOGIA E INNOV.	2.554.300	4.000	0	0	0	2.558.300
INSTITUTO NACIONAL DE LA MUJER	1.569.000	0	0	0	0	1.569.000
SECRETARIA NACIONAL DE NIÑEZ, ADOLECENCIA Y FAMILIA	1.725.900	0	0	0	0	1.725.900
INSTITUTO PANAMEÑO DE DEPORTES	7.943.900	2.214.500	0	0	0	10.158.400
INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA DESARROLLO H.	9.347.400	133.500	0	0	0	9.480.900
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	19.521.800	676.800	0	0	0	20.198.600
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	5.882.800	113.000	0	0	0	5.995.800
AUTORIDAD DE TURISMO DE PANAMÁ	9.832.300	2.370.500	400.000	0	272.000	12.874.800
REGISTRO PÚBLICO DE PANAMÁ	7.261.700	135.200	24.320.500	0	0	31.717.400
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	25.098.700	149.000	0	0	0	25.247.700
UNIVERSIDAD DE PANAMÁ	154.529.800	1.203.700	0	0	0	155.733.500
UNIVERSIDAD MARITIMA INTERNACIONAL DE PANAMA	6.493.200	97.800	0	0	0	6.591.000
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	9.401.200	92.500	0	0	0	9.493.700
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	50.027.800	327.400	0	0	0	50.355.200
ZONA FRANCA DE BARÚ	347.800	3.600	0	0	0	351.400

ARTÍCULO 40. Apruébase los gastos de capital de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2010 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	**633,127,400**	**8,709,700**	**0**	**1,050,000**	**642,887,100**
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	15,000,000	90,100	0	0	15,090,100
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	16,338,300	284,300	0	0	16,622,600
AUTORIDAD NACIONAL DE LOS SERVICIOS PUBLICOS	2,892,800	288,700	0	0	3,181,500
AUTORIDAD NACIONAL DEL AMBIENTE	20,936,800	174,300	0	0	21,111,100
AUTORIDAD NACIONAL DE ADUANA	2,100,000	568,200	0	0	2,668,200
CAJA DE SEGURO SOCIAL	298,271,400	0	0	0	298,271,400
INST. CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	1,425,000	38,900	0	0	1,463,900
AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEF. COMP.	95,700	216,500	0	0	312,200
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	0	40,000	0	0	40,000
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	107,737,500	271,900	0	0	108,009,400
SECRETARIA NACIONAL DE DISCAPACIDAD	3,569,000	182,400	0	0	3,751,400
AUTORIDAD PANAMEÑA DE SEGURIDAD DE LOS ALIMENTOS	0	244,700	0	0	244,700
INST. DE INVESTIGACIONES AGROPECUARIAS	3,769,000	174,700	0	0	3,943,700
AUTORIDAD DE LOS RECURSOS ACUATICOS DE PANAMÁ	3,021,000	0	0	0	3,021,000
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	1,540,000	17,000	0	0	1,557,000
TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PUBLICAS	250,000	107,000	0	0	357,000
INSTITUTO NACIONAL DE CULTURA	7,814,800	130,500	0	0	7,945,300
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	3,248,000	99,400	0	0	3,347,400
SECRETARIA NACIONAL DE CIENCIA, TECNOLOGIA E INNOV.	30,126,500	75,000	0	0	30,201,500
INSTITUTO NACIONAL DE LA MUJER	320,000	225,000	0	0	545,000
SECRETARIA NACIONAL DE NIÑEZ, ADOLECENCIA Y FAMILIA	467,800	84,500	0	0	552,300
INSTITUTO PANAMEÑO DE DEPORTES	8,000,000	249,900	0	0	8,249,900
INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA DESARROLLO H.	62,667,300	0	0	0	62,667,300
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	1,500,000	479,100	0	0	1,979,100
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	100,000	485,400	0	0	585,400
AUTORIDAD DE TURISMO DE PANAMA	22,697,300	377,900	0	1,050,000	24,125,200
REGISTRO PUBLICO DE PANAMA	2,100,000	77,600	0	0	2,177,600
UNIVERSIDAD AUTONOMA DE CHIRIQUÍ	2,992,200	208,600	0	0	3,200,800
UNIVERSIDAD DE PANAMA	6,817,700	2,049,000	0	0	8,866,700
UNIVERSIDAD MARITIMA INTERNACIONAL DE PANAMA	600,000	450,000	0	0	1,050,000
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	1,229,300	382,600	0	0	1,611,900
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	5,500,000	624,500	0	0	6,124,500
ZONA FRANCA DE BARU	0	12,000	0	0	12,000

CAPÍTULO II

1.02 AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA

ARTÍCULO 41. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2010:

Ingresos Totales	16.927.800
Menos: Aumento de Reservas	
Ingresos Disponibles	16.927.800
Gastos	16.927.800

ARTÍCULO 42. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

102.0.0.0.0.00.	AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMP.	16.927,800
102.1.0.0.0.00.	INGRESOS CORRIENTES	1.927.800
102.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1.927.800
102.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1.927,800
102.1.2.3.1.00.	GOBIERNO CENTRAL	1.927,800
102.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	1.927.800
102.2.0.0.0.00.	INGRESOS DE CAPITAL	15.000.000
102.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	15.000.000
102.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	15.000.000
102.2.3.2.1.00.	GOBIERNO CENTRAL	15.000.000
102.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	15.000.000

ARTÍCULO 43. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		**ASIGNACIÓN EN BALBOAS**
	Funcionamiento	
Dirección y Administración General		1.658,300
Fomento y Desarrollo		269.500
	Total del Presupuesto de funcionamiento	**1.927,800**
	Inversión	
Garantías		5.000.000
Capacitación		1.500.000
Asistencia Técnica		8.500.000
	Total del Presupuesto de inversión	**15.000,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**16.927.800**

CAPÍTULO III
1.03 AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE

ARTÍCULO 44. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2010:

Ingresos Totales	27.810.000
Menos: Aumento de Reservas	
Ingresos Disponibles	27.810.000
Gastos	27.810.000

ARTÍCULO 45. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

103.0.0.0.0.00.	AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	27.810.000
103.1.0.0.0.00.	INGRESOS CORRIENTES	27.810.000
103.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	27.810.000
103.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1.400.000
103.1.2.3.7.00.	SECTOR PRIVADO	1.400.000
103.1.2.3.7.08.	1% APORTE DE ASEGURADORAS	1.400.000
103.1.2.4.0.00.	TASAS Y DERECHOS	9.700.000
103.1.2.4.1.00.	DERECHOS	5.700.000
103.1.2.4.1.55.	LICENCIA PARA CONDUCTOR	5.700.000
103.1.2.4.2.00.	TASAS	4.000.000
103.1.2.4.2.09.	REVISIÓN DE VEHÍCULOS	4.000.000
103.1.2.6.0.00.	INGRESOS VARIOS	16.710.000
103.1.2.6.0.14.	MULTAS DE TRÁNSITO	10.030.000
103.1.2.6.0.25.	COLISIONES	980.000
103.1.2.6.0.99.	OTROS INGRESOS VARIOS	5.700.000

ARTÍCULO 46. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		3.734.350
Desarrollo del Transporte y Operación		7.737.350
	Total del Presupuesto de funcionamiento	**11.471,700**
	Inversión	
Fortalec. / Tránsito y Transp. Terrest.		16.338.300
	Total del Presupuesto de inversión	**16.338,300**
	TOTAL DEL PRESUPUESTO DE GASTOS	**27,810,000**

CAPÍTULO IV
1.06 AUTORIDAD NACIONAL DE LOS SERVICIOS PUBLICOS

ARTÍCULO 47. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AUTORIDAD NACIONAL DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2010:

Ingresos Totales	11.835.400
Menos: Aumento de Reservas	
Ingresos Disponibles	11.835.400
Gastos	11.835.400

ARTÍCULO 48. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

106.0.0.0.0.00.	AUTORIDAD NACIONAL DE LOS SERVICIOS PUBLICOS	11.835.400
106.1.0.0.0.00.	INGRESOS CORRIENTES	11,835,400
106.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	11.835.400
106.1.2.4.0.00.	TASAS Y DERECHOS	11.785.400
106.1.2.4.2.00.	TASAS	11.785.400
106.1.2.4.2.49.	TASA DE REGULACIÓN DE LOS SERV.	11.785.400
106.1.2.6.0.00.	INGRESOS VARIOS	50.000
106.1.2.6.0.99.	OTROS INGRESOS VARIOS	50.000

ARTÍCULO 49. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AUTORIDAD NACIONAL DE LOS SERVICIOS PUBLICOS para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4.202.800
Regulación de los Servicios Públicos	4.739.800
Total del Presupuesto de funcionamiento	**8.942,600**
Inversión	
Admón. y Reg. de los Servicios Públicos	2.892.800
Total del Presupuesto de inversión	**2,892,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**11,835,400**

CAPÍTULO V
1.08 AUTORIDAD NACIONAL DEL AMBIENTE

ARTÍCULO 50. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DEL AMBIENTE para la vigencia fiscal de 2010:

Ingresos Totales	40.897.600

Menos: Aumento de Reservas

Ingresos Disponibles	40.897,600
Gastos	40.897,600

ARTÍCULO 51. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

108.0.0.0.0.00.	AUTORIDAD NACIONAL DEL AMBIENTE	40.897.600
108.1.0.0.0.00.	INGRESOS CORRIENTES	21.210.300
108.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	21.210.300
108.1.2.1.0.00.	RENTA DE ACTIVOS	1.755.700
108.1.2.1.1.00.	ARRENDAMIENTOS	626.700
108.1.2.1.1.01.	ARRENDAMIENTOS	6,200
108.1.2.1.1.02.	DE LOTES Y TIERRAS	582,500
108.1.2.1.1.04.	DE VIVIENDAS	38,000
108.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	26,200
108.1.2.1.3.01.	PRODUCTOS AGRÍCOLAS	26.200
108.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	1.102.800
108.1.2.1.4.30.	ESTUDIOS AMBIENTALES	1.102.800
108.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	15.302.000
108.1.2.3.1.00.	GOBIERNO CENTRAL	15.302.000
108.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	15.302.000
108.1.2.4.0.00.	TASAS Y DERECHOS	4.002.000
108.1.2.4.1.00.	DERECHOS	4.002,000
108.1.2.4.1.29.	GUÍAS Y EXTRACCIÓN DE MADERA	2,012,000
108.1.2.4.1.36.	CONCESIONES Y ACTIVIDADES DE FLORA Y FAUNA	574.900
108.1.2.4.1.45.	CONCESIONES VARIAS	875,900
108.1.2.4.1.56.	ACTIVIDADES ÁREAS PROTEGIDAS	539.200
108.1.2.6.0.00.	INGRESOS VARIOS	150,600
108.1.2.6.0.99.	OTROS INGRESOS VARIOS	150,600
108.2.0.0.0.00.	INGRESOS DE CAPITAL	19,687.300
108.2.2.0.0.00.	RECURSOS DEL CRÉDITO	9,360,000
108.2.2.2.0.00.	CRÉDITO EXTERNO	9.360,000
108.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	9.360,000
108.2.2.2.1.14.	CORPORACIÓN ANDINA DE FOMENTO	3,860,000
108.2.2.2.1.33.	B.I.D. - ANAM (Pn-0122)	3,000,000
108.2.2.2.1.60.	BANCO MUNDIAL	2.500,000
108.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	10.327.300
108.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	10.327.300
108.2.3.2.1.00.	GOBIERNO CENTRAL	3.700.200
108.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	3.700.200
108.2.3.2.8.00.	SECTOR EXTERNO	6.627.100
108.2.3.2.8.17.	DONACIONES VARIAS	6.627.100

ARTÍCULO 52. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD NACIONAL DEL AMBIENTE para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		11,289,500
Áreas Protegidas y Vida Silvestre		2,760,300
Gestión Ambiental		3,518,357
Gestión Integrada de Cuencas Hidrogr		2,392,643
	Total del Presupuesto de funcionamiento	**19,960,800**
	Inversión	
Investigación y Manejo de Rec. Naturales		9,479,700
Conservación y Desarrollo Sostenible		5,256,400
Fortalecimiento Institucional		6,200,700
	Total del Presupuesto de inversión	**20,936,800**
	TOTAL DEL PRESUPUESTO DE GASTOS	**40,897,600**

CAPÍTULO VI
1.09 AUTORIDAD NACIONAL DE ADUANAS

ARTÍCULO 53. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia fiscal de 2010:

Ingresos Totales	21,456,000
Menos: Aumento de Reservas	
Ingresos Disponibles	21,456,000
Gastos	21,456,000

ARTÍCULO 54. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

109.0.0.0.0.00.	AUTORIDAD NACIONAL DE ADUANA	21,456,000
109.1.0.0.0.00.	INGRESOS CORRIENTES	19,356,000
109.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	19,356,000
109.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	15,809,400
109.1.2.3.1.00.	GOBIERNO CENTRAL	15,809,400
109.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	15,809,400
109.1.2.6.0.00.	INGRESOS VARIOS	3,546,600
109.1.2.6.0.99.	OTROS INGRESOS VARIOS	3,546,600
109.2.0.0.0.00.	INGRESOS DE CAPITAL	2,100,000
109.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,100,000
109.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,100,000
109.2.3.2.1.00.	GOBIERNO CENTRAL	2,100,000
109.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	2,100,000

ARTÍCULO 55. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD NACIONAL DE ADUANAS para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13.788.600
Operaciones Aduaneras	5.567.400
Total del Presupuesto de funcionamiento	**19,356,000**
Inversión	
Desarrollo del Sistema Aduanero	2.100.000
Total del Presupuesto de inversión	**2,100,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**21,456,000**

CAPÍTULO VII
1.10 CAJA DE SEGURO SOCIAL

ARTÍCULO 56. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2010:

Ingresos Totales	2.290.754.000
Menos: Aumento de Reservas	
Ingresos Disponibles	2.290.754.000
Gastos	2.290.754.000

ARTÍCULO 57. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

110.0.0.0.0.00.	CAJA DE SEGURO SOCIAL	2,290.754.000
110.1.0.0.0.00.	INGRESOS CORRIENTES	2,090.937.000
110.1.1.0.0.00.	INGRESOS TRIBUTARIOS	1,562,839.000
110.1.1.1.0.00.	IMPUESTOS DIRECTOS	1,562,839.000
110.1.1.1.3.00.	CONTRIBUCIONES A LA SEGURIDAD SOCIAL	1,562,839.000
110.1.1.1.3.01.	CUOTAS S.S. REGULAR Y ESPECIALES	1.448,416,000
110.1.1.1.3.02.	PRIMAS DE SEGUROS-RIESGO PROFESIONALES	114.423.000
110.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	408.241.000
110.1.2.1.0.00.	RENTA DE ACTIVOS	1,050,000
110.1.2.1.1.00.	ARRENDAMIENTOS	500.000
110.1.2.1.1.04.	DE VIVIENDAS	500,000
110.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	550,000
110.1.2.1.4.10.	PRIMA DE SEGUROS	550,000
110.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	273.300,000
110.1.2.3.1.00.	GOBIERNO CENTRAL	273.300,000
110.1.2.3.1.12.	MINISTERIO DE SALUD	273.300,000
110.1.2.6.0.00.	INGRESOS VARIOS	133.891.000
110.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	10,704,000
110.1.2.6.0.10.	VIGENCIAS EXPIRADAS	35,000,000
110.1.2.6.0.24.	PLANILLA-PRESTACIONES FONDOS COMPLEMENT.	77.411,000
110.1.2.6.0.99.	OTROS INGRESOS VARIOS	10.776,000

110.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	119.857.000
110.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	5.397.000
110.1.3.1.0.14.	A INTERMEDIARIOS FINANCIEROS	2.965.000
110.1.3.1.0.17.	A SECTOR PRIVADO	2.432.000
110.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	112.644.000
110.1.3.2.0.14.	INTERMEDIARIOS FINANCIEROS	2.843.000
110.1.3.2.0.21.	POR GOBIERNO CENTRAL	109.801.000
110.1.3.3.0.00.	CONTRIBUCIÓN FONDOS DE PENSIONES	1.816.000
110.1.3.3.0.01.	CAJA DE SEGURO SOCIAL JUBILADOS	512.000
110.1.3.3.0.03.	PLAN DE RETIRO ANTICIPADO AUTOFINANCIABLE	1.304.000
110.2.0.0.0.00.	INGRESOS DE CAPITAL	199.817.000
110.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	148.586.000
110.2.1.1.0.00.	VENTA DE ACTIVOS	30.940.000
110.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	30.940.000
110.2.1.1.1.05.	VENTA DE TERRENO	30.940.000
110.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	4.207.000
110.2.1.3.4.00.	INTERMEDIARIOS FINANCIEROS	1.921.000
110.2.1.3.4.30.	BANCO HIPOTECARIO NACIONAL	1.921.000
110.2.1.3.7.00.	SECTOR PRIVADO	2.286.000
110.2.1.3.7.03.	PRÉSTAMOS HIPOTECARIOS	2.286.000
110.2.1.4.0.00.	RECUPERACIÓN DE COLOCACIONES	113.439.000
110.2.1.4.1.00.	GOBIERNO CENTRAL	107.526.000
110.2.1.4.1.01.	VALORES PÚBLICOS	107.526.000
110.2.1.4.7.00.	SECTOR PRIVADO	5.913.000
110.2.1.4.7.01.	BONOS CORPORATIVOS Y DPF	5.913.000
110.2.6.0.0.00.	RESERVA	51.231.000
110.2.6.0.0.00.	USO DE RESERVA	51.231.000
110.2.6.0.1.00.	USO DE RESERVA	51.231.000
110.2.6.0.1.01.	RESERVA PARA INVERSIONES	51.231.000

ARTÍCULO 58. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Plan de Retiro Anticipado	635.000
Administración	78.556.000
Enfermedad y Maternidad	625.151.600
Invalidez, Vejez y Muerte	1.096.917.000
Riesgos Profesionales	112.858.000
Fondo Complementario	77.411.000
SIACAP	442.000
Fideicomiso IRHE - INTEL	512.000
Total del Presupuesto de funcionamiento	**1.992.482,600**
Inversión	
Remod.y Const. de Establecim. de Salud	96.945.000
Adquisición de Maquinaria y Equipos	48.619.400

Inversiones Financieras	152.707.000
Total del Presupuesto de inversión	**298.271.400**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,290,754.000**

CAPÍTULO VIII

1.11 INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD

ARTÍCULO 59. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos de la INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2010:

Ingresos Totales	5,617,600
Menos: Aumento de Reservas	
Ingresos Disponibles	5,617,600
Gastos	5,617,600

ARTÍCULO 60. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

111.0.0.0.0.00.	INSTITUTO CONMEMORATIVO GORGAS DE EST. DE LA SALUD	5,617,600
111.1.0.0.0.00.	INGRESOS CORRIENTES	4,192,600
111.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,192,600
111.1.2.1.0.00.	RENTA DE ACTIVOS	400.800
111.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	400.800
111.1.2.1.4.21.	SERVICIOS DE LABORATORIOS	400.800
111.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,791,800
111.1.2.3.1.00.	GOBIERNO CENTRAL	3,791,800
111.1.2.3.1.12.	MINISTERIO DE SALUD	3,791,800
111.2.0.0.0.00.	INGRESOS DE CAPITAL	1,425,000
111.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,425,000
111.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,425,000
111.2.3.2.1.00.	GOBIERNO CENTRAL	1,425,000
111.2.3.2.1.12.	MINISTERIO DE SALUD	1,425,000

ARTÍCULO 61. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,454,900
Investigación en Salud Pública	2,737,700
Total del Presupuesto de funcionamiento	**4,192,600**
Inversión	
Const. y Remodelac. de Instalaciones	484,600
Investigación	940,400
Total del Presupuesto de inversión	**1,425,000**

TOTAL DEL PRESUPUESTO DE GASTOS **5,617,600**

CAPÍTULO IX

1.14 AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA

ARTÍCULO 62. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2010:

Ingresos Totales	7.025.600
Menos: Aumento de Reservas	
Ingresos Disponibles	7.025.600
Gastos	7.025.600

ARTÍCULO 63. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

114.0.0.0.0.00.	AUT. DE PROTEC.AL CONSUMIDOR Y DEFENSA DE LA COMPET.	7.025.600
114.1.0.0.0.00.	INGRESOS CORRIENTES	6.929.900
114.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6.929.900
114.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	6.929.900
114.1.2.3.1.00.	GOBIERNO CENTRAL	6.929.900
114.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	6.929.900
114.2.0.0.0.00.	INGRESOS DE CAPITAL	95.700
114.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	95.700
114.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	95.700
114.2.3.2.1.00.	GOBIERNO CENTRAL	95.700
114.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	95.700

ARTÍCULO 64. Para la ejecución de programa de funcionamiento apruébase el presupuesto de gastos de la AUTORIDAD DE PROTECCIÓN AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		4.840.208
Libre Competencia		495.600
Protección al Consumidor		1.594.092
	Total del Presupuesto de funcionamiento	**6,929,900**
	Inversión	
Prog. de Promoción de la Competencia		95.700
	Total del Presupuesto de inversión	**95,700**
	TOTAL DEL PRESUPUESTO DE GASTOS	**7,025,600**

CAPÍTULO X
1.15 CONSEJO DE ADMINISTRACIÓN DEL SIACAP

ARTÍCULO 65. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2010:

Ingresos Totales	923.400
Menos: Aumento de Reservas	
Ingresos Disponibles	923.400
Gastos	923.400

ARTÍCULO 66. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

115.0.0.0.0.00.	CONSEJO DE ADMINISTRACIÓN DEL SIACAP	923.400
115.1.0.0.0.00.	INGRESOS CORRIENTES	923.400
115.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	923.400
115.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	923.400
115.1.2.3.1.00.	GOBIERNO CENTRAL	923.400
115.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	923.400

ARTÍCULO 67. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	923.400
Total del Presupuesto de funcionamiento	**923.400**
TOTAL DEL PRESUPUESTO DE GASTOS	**923,400**

CAPÍTULO XI
1.20 INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS

ARTÍCULO 71. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2010:

Ingresos Totales	120.072.600
Menos: Aumento de Reservas	
Ingresos Disponibles	120.072.600
Gastos	120.072,600

ARTÍCULO 72. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a

continuación se indica:

120.0.0.0.0.00.	IFARHU	120,072,600
120.1.0.0.0.00.	INGRESOS CORRIENTES	78.119.000
120.1.1.0.0.00.	INGRESOS TRIBUTARIOS	68.967.000
120.1.1.1.0.00.	IMPUESTOS DIRECTOS	68.967,000
120.1.1.1.4.00.	SEGURO EDUCATIVO	68.967.000
120.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	68.967.000
120.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2.541.000
120.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	611.000
120.1.2.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	107.000
120.1.2.3.2.10.	CAJA DE SEGURO SOCIAL	107.000
120.1.2.3.3.00.	EMPRESAS PÚBLICAS	200.000
120.1.2.3.3.82.	LOTERÍA NACIONAL DE BENEFICENCIA	200.000
120.1.2.3.7.00.	SECTOR PRIVADO	304.000
120.1.2.3.7.02.	PAPELERA ISTMEÑA	4.000
120.1.2.3.7.03.	OTRAS DONACIONES	300.000
120.1.2.4.0.00.	TASAS Y DERECHOS	1.700.000
120.1.2.4.2.00.	TASAS	1.700.000
120.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	1.700.000
120.1.2.6.0.00.	INGRESOS VARIOS	230.000
120.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	70.000
120.1.2.6.0.99.	OTROS INGRESOS VARIOS	160.000
120.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	6.611.000
120.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	6.611.000
120.1.3.1.0.17.	A SECTOR PRIVADO	6.611.000
120.2.0.0.0.00.	INGRESOS DE CAPITAL	41.953.600
120.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	16.800.000
120.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	16.800.000
120.2.1.3.7.00.	SECTOR PRIVADO	16.800.000
120.2.1.3.7.02.	PRÉSTAMOS EDUCATIVOS	16,800,000
120.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	22,000,000
120.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	22,000.000
120.2.3.2.1.00.	GOBIERNO CENTRAL	22,000.000
120.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	22,000.000
120.2.4.0.0.00.	SALDO EN CAJA Y BANCO	3.153.600
120.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	3,153.600
120.2.4.2.0.01.	SALDO DE CAPITAL	3.153.600

ARTÍCULO 73. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	10,831.000
Asistencia y Crédito Educativo	1.187,500

Planificación de Recursos Humanos	309,600
Transferencias Varias	7,000
Total del Presupuesto de funcionamiento	**12,335,100**
Inversión	
Crédito Educativo	21,083,100
Construcciones, Mej. y Equipamiento	2,061,000
Becas de Asistencia Educ y Auxilio Econ	84,093,400
Becas de Erradicación del Trab. Infantil	500,000
Total del Presupuesto de inversión	**107,737,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**120,072,600**

CAPÍTULO XII
1.21 SECRETARIA NACIONAL DE DISCAPACIDAD

ARTÍCULO 74. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del SECRETARIA NACIONAL DE DISCAPACIDAD. para la vigencia fiscal de 2010:

Ingresos Totales	8,091,000
Menos: Aumento de Reservas	
Ingresos Disponibles	8,091,000
Gastos	8,091,000

ARTÍCULO 75. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

121.0.0.0.0.00.	SECRETARIA NACIONAL DE DISCAPACIDAD	8,091,000
121.1.0.0.0.00.	INGRESOS CORRIENTES	4,522,000
121.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,522,000
121.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,522,000
121.1.2.3.1.00.	GOBIERNO CENTRAL	4,522,000
121.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	4,522,000
121.2.0.0.0.00.	INGRESOS DE CAPITAL	3,569,000
121.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,569,000
121.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,569,000
121.2.3.2.1.00.	GOBIERNO CENTRAL	3,569,000
121.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	3,569,000

ARTÍCULO 76. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del SECRETARIA NACIONAL DE DISCAPACIDAD para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,618,400
Equiparación de Oportunidades	1,903,600

Total del Presupuesto de funcionamiento	**4,522,000**
Inversión	
Construcción, Mejoras, Equip. y Cap.	527,000
Equiparación de Oportunidades	3,042,000
Total del Presupuesto de inversión	**3,569,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**8,091,000**

CAPÍTULO XIII
1.24 AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS

ARTÍCULO 77. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS para la vigencia fiscal de 2010:

Ingresos Totales	4,150,600
Menos: Aumento de Reservas	
Ingresos Disponibles	4,150,600
Gastos	4,150,600

ARTÍCULO 78. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

124.0.0.0.0.00.	AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	4,150,600
124.1.0.0.0.00.	INGRESOS CORRIENTES	4,150,600
124.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,150,600
124.1.2.1.0.00.	RENTA DE ACTIVOS	1,423,400
124.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	1,423,400
124.1.2.1.4.20.	SERVICIOS DE INSPECCION DE ALIMENTOS	1,423,400
124.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,664,400
124.1.2.3.1.00.	GOBIERNO CENTRAL	2,664,400
124.1.2.3.1.12.	MINISTERIO DE SALUD	2,664,400
124.1.2.6.0.00.	INGRESOS VARIOS	62,800
124.1.2.6.0.99.	OTROS INGRESOS VARIOS	62,800

ARTÍCULO 79. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,726,500
Protección y Seguridad Alimentaria	2,424,100
Total del Presupuesto de funcionamiento	**4,150,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**4,150,600**

CAPÍTULO XIV

1.25 INSTITUTO DE INVESTIGACIONES AGROPECUARIAS

ARTÍCULO 80. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO DE INVESTIGACIONES AGROPECUARIAS para la vigencia fiscal de 2010:

Ingresos Totales	11.685.000
Menos: Aumento de Reservas	
Ingresos Disponibles	11.685.000
Gastos	11.685.000

ARTÍCULO 81. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

125.0.0.0.0.00.	INST. DE INVESTIGACIONES AGROPECUARIAS	11.685.000
125.1.0.0.0.00.	INGRESOS CORRIENTES	7.916.000
125.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	7.916.000
125.1.2.1.0.00.	RENTA DE ACTIVOS	600.000
125.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	600.000
125.1.2.1.3.01.	PRODUCTOS AGRÍCOLAS	600.000
125.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	7.316.000
125.1.2.3.1.00.	GOBIERNO CENTRAL	7.316.000
125.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	7.316.000
125.2.0.0.0.00.	INGRESOS DE CAPITAL	3.769.000
125.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3.769.000
125.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3.769.000
125.2.3.2.1.00.	GOBIERNO CENTRAL	2.769.000
125.2.3.2.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	2.769.000
125.2.3.2.8.00.	SECTOR EXTERNO	1.000.000
125.2.3.2.8.08.	DONACIONES VARIAS	1.000.000

ARTÍCULO 82. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO DE INVESTIGACIONES AGROPECUARIAS para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		3.659.500
Investigaciones Agropecuarias		4.256.500
	Total del Presupuesto de funcionamiento	**7.916.000**
	Inversión	
Investigación e innovación Agropecuaria		1.979.000
Apoyo a la investigación e Innovación		1.415.000
Crédito de Contingencia		375.000
	Total del Presupuesto de inversión	**3.769.000**

TOTAL DEL PRESUPUESTO DE GASTOS 11.685.000

CAPÍTULO XV
1.26 AUTORIDAD DE LOS RECURSOS ACUATICOS DE PANAMÁ

ARTÍCULO 83. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AUTORIDAD DE LOS RECURSOS ACUATICOS DE PANAMÁ para la vigencia fiscal de 2010:

Ingresos Totales	10.804.100
Menos: Aumento de Reservas	
Ingresos Disponibles	10.804.100
Gastos	10.804.100

ARTÍCULO 84. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

126.0.0.0.0.00.	AUTORIDAD DE LOS RECURSOS ACUATICOS DE PANAMÁ	10.804.100
126.1.0.0.0.00.	INGRESOS CORRIENTES	8.188.100
126.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8.188.100
126.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4.900.500
126.1.2.3.1.00.	GOBIERNO CENTRAL	4.900.500
126.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	4.900.500
126.1.2.4.0.00.	TASAS Y DERECHOS	2.621.600
126.1.2.4.1.00.	DERECHOS	2.621.600
126.1.2.4.1.07.	LICENCIAS PARA CAZA-PESCA Y OTRAS ACTIV.	2.621.600
126.1.2.6.0.00.	INGRESOS VARIOS	666.000
126.1.2.6.0.99.	OTROS INGRESOS VARIOS	666.000
126.2.0.0.0.00.	INGRESOS DE CAPITAL	2.616.000
126.2.2.0.0.00.	RECURSOS DEL CRÉDITO	926.000
126.2.2.2.0.00.	CRÉDITO EXTERNO	926.000
126.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	926.000
126.2.2.2.1.01.	PRESTAMO AMP- ARAP 01152 BID	926.000
126.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1.190.000
126.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1.190.000
126.2.3.2.1.00.	GOBIERNO CENTRAL	1.190.000
126.2.3.2.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	1.190.000
126.2.4.0.0.00.	SALDO EN CAJA Y BANCO	500.000
126.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	500.000
126.2.4.2.0.01.	SALDO DE CAPITAL	500.000

ARTÍCULO 85. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AUTORIDAD DE LOS RECURSOS ACUATICOS DE PANAMÁ para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Admón. de los Recursos Acuáticos		3.658.700
Desarr. y Conserv. Rec. Acuáticos		4.124.400
	Total del Presupuesto de funcionamiento	**7,783.100**
	Inversión	
Invest. y Desar. Recursos Acuáticos		3.021.000
	Total del Presupuesto de inversión	**3,021.000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**10,804.100**

CAPITULO XVI
1.27 DIRECCION GENERAL DE CONTRATACIONES PÚBLICAS

ARTÍCULO 86. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la DIRECCION GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2010:

Ingresos Totales	3.778.000
Menos: Aumento de Reservas	
Ingresos Disponibles	3.778.000
Gastos	3.778.000

ARTÍCULO 87. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

127.0.0.0.0.00.	DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	3.778.000
127.1.0.0.0.00.	INGRESOS CORRIENTES	2.238.000
127.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2.238.000
127.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2.238.000
127.1.2.3.1.00.	GOBIERNO CENTRAL	2.238.000
127.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	2.238.000
127.2.0.0.0.00.	INGRESOS DE CAPITAL	1.540.000
127.2.2.0.0.00.	RECURSOS DEL CRÉDITO	600.000
127.2.2.2.0.00.	CRÉDITO EXTERNO	600.000
127.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	600.000
127.2.2.2.1.59.	PRESTAMO BIRF 7446-PAN	600.000
127.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	940.000
127.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	940.000
127.2.3.2.1.00.	GOBIERNO CENTRAL	940.000
127.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	940.000

ARTÍCULO 88. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la DIRECCION GENERAL DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Admon. y Regulac. de las Contrataciones		1,169,380
Admon.y Desarrollo de la Compras Gub.		1,068,620
	Total del Presupuesto de funcionamiento	**2,238,000**
	Inversión	
Modernización de los Serv. de Cont. Pub.		1,540,000
	Total del Presupuesto de inversión	**1,540,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**3,778,000**

CAPÍTULO XVII

1.28 TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS

ARTÍCULO 89. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2010:

Ingresos Totales	1,466,100
Menos: Aumento de Reservas	
Ingresos Disponibles	1,466,100
Gastos	1,466,100

ARTÍCULO 90. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

128.0.0.0.0.00.	TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS	1,466,100
128.1.0.0.0.00.	INGRESOS CORRIENTES	1,216,100
128.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,216,100
128.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,216,100
128.1.2.3.1.00.	GOBIERNO CENTRAL	1,216,100
128.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	1,216,100
128.2.0.0.0.00.	INGRESOS DE CAPITAL	250,000
128.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	250,000
128.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	250,000
128.2.3.2.1.00.	GOBIERNO CENTRAL	250,000
128.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	250,000

ARTÍCULO 91. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la TRIBUNAL ADMINISTRATIVO DE CONTRATACIONES PÚBLICAS para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		1,216,100
	Total del Presupuesto de funcionamiento	**1,216,100**
	Inversión	

Construcción y Rehab. de Instalaciones	250.000
Total del Presupuesto de inversión	**250,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**1.466.100**

CAPÍTULO XVIII
1.30 INSTITUTO NACIONAL DE CULTURA

ARTÍCULO 92. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE CULTURA para la vigencia fiscal de 2010:

Ingresos Totales	19.324.900
Menos: Aumento de Reservas	
Ingresos Disponibles	19.324.900
Gastos	19.324.900

ARTÍCULO 93. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

130.0.0.0.0.00.	INSTITUTO NACIONAL DE CULTURA	19.324.900
130.1.0.0.0.00.	INGRESOS CORRIENTES	11.510.100
130.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	11.510.100
130.1.2.1.0.00.	RENTA DE ACTIVOS	178.000
130.1.2.1.1.00.	ARRENDAMIENTOS	110.000
130.1.2.1.1.01.	ARRENDAMIENTOS	110.000
130.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	18.000
130.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	18.000
130.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	50.000
130.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	50.000
130.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	11.017.100
130.1.2.3.1.00.	GOBIERNO CENTRAL	11.008.100
130.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	11.008.100
130.1.2.3.3.00.	EMPRESAS PÚBLICAS	9.000
130.1.2.3.3.82.	LOTERÍA NACIONAL DE BENEFICENCIA	9.000
130.1.2.4.0.00.	TASAS Y DERECHOS	300.000
130.1.2.4.1.00.	DERECHOS	300.000
130.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	300.000
130.1.2.6.0.00.	INGRESOS VARIOS	15.000
130.1.2.6.0.99.	OTROS INGRESOS VARIOS	15.000
130.2.0.0.0.00.	INGRESOS DE CAPITAL	7.814.800
130.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	7.814.800
130.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	7.814.800
130.2.3.2.1.00.	GOBIERNO CENTRAL	7.814.800
130.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	7.814.800

ARTÍCULO 94. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO NACIONAL DE CULTURA para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4.991.300
Patrimonio Histórico	1.003.800
Extensión Cultural	2.640.900
Educación Artística	2.874.100
Total del Presupuesto de funcionamiento	**11.510,100**
Inversión	
Mantenimiento y Restauraciones de Obras	7.814.800
Total del Presupuesto de inversión	**7.814.800**
TOTAL DEL PRESUPUESTO DE GASTOS	**19,324,900**

CAPÍTULO XIX
1.31 SISTEMA ESTATAL DE RADIO Y TELEVISIÓN

ARTÍCULO 95. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2010:

Ingresos Totales	10.276,000
Menos: Aumento de Reservas	
Ingresos Disponibles	10,276,000
Gastos	10,276,000

ARTÍCULO 96. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

131.0.0.0.0.00.	SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	10.276,000
131.1.0.0.0.00.	INGRESOS CORRIENTES	8.020.000
131.1.1.0.0.00.	INGRESOS TRIBUTARIOS	7.135.000
131.1.1.1.0.00.	IMPUESTOS DIRECTOS	7.135,000
131.1.1.1.4.00.	SEGURO EDUCATIVO	7.135,000
131.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	7.135,000
131.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	885,000
131.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	885.000
131.1.2.3.1.00.	GOBIERNO CENTRAL	885,000
131.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	885,000
131.2.0.0.0.00.	INGRESOS DE CAPITAL	2,256,000
131.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	418,000
131.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	418,000
131.2.3.2.1.00.	GOBIERNO CENTRAL	418,000
131.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	418,000
131.2.4.0.0.00.	SALDO EN CAJA Y BANCO	1,838,000
131.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	1,838,000
131.2.4.2.0.01.	SALDO DE CAPITAL	1.838,000

ARTÍCULO 97. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		3.669.300
Operaciones de Radio y Televisión		3.358.700
	Total del Presupuesto de funcionamiento	**7,028,000**
	Inversión	
Modernización de Radio y Telev. Estatal		3.248.000
	Total del Presupuesto de inversión	**3.248,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**10.276,000**

CAPÍTULO XX
1.32 SECRETARIA NACIONAL DE CIENCIA, TECNOLOGIA E INNOVACIÓN

ARTÍCULO 98. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del SECRETARIA NACIONAL DE CIENCIA, TECNOLOGIA E INNOVACIÓN para la vigencia fiscal de 2010:

Ingresos Totales	32.759.800
Menos: Aumento de Reservas	
Ingresos Disponibles	32.759.800
Gastos	32.759.800

ARTÍCULO 99. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

132.0.0.0.0.00.	SECRETARIA NACIONAL DE CIENCIA, TECNOLOG. E INN.	32.759.800
132.1.0.0.0.00.	INGRESOS CORRIENTES	2.633.300
132.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2.633.300
132.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2.633.300
132.1.2.3.1.00.	GOBIERNO CENTRAL	2.633.300
132.1.2.3.1.03.	PRESIDENCIA	2.633.300
132.2.0.0.0.00.	INGRESOS DE CAPITAL	30,126,500
132.2.2.0.0.00.	RECURSOS DEL CRÉDITO	3.000.000
132.2.2.2.0.00.	CRÉDITO EXTERNO	3.000,000
132.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	3.000.000
132.2.2.2.1.11.	SENACYT-BID	3.000.000
132.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	27.126.500
132.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	27.126.500
132.2.3.2.1.00.	GOBIERNO CENTRAL	27.126.500
132.2.3.2.1.03.	PRESIDENCIA DE LA REPUBLICA	27.126.500

ARTÍCULO 100. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de SECRETARIA NACIONAL DE CIENCIA, TECNOLOGIA E

INNOVACIÓN para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Des. de la Ciencia, Tecno. e Innovación		2,633,300
	Total del Presupuesto de funcionamiento	**2,633,300**
	Inversión	
Ciencia y Tecnología		30,126,500
	Total del Presupuesto de inversión	**30,126,500**
	TOTAL DEL PRESUPUESTO DE GASTOS	**32,759,800**

CAPÍTULO XXI
1.33 INSTITUTO NACIONAL DE LA MUJER

ARTÍCULO 101. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE LA MUJER para la vigencia fiscal de 2010:

Ingresos Totales	2,114,000
Menos: Aumento de Reservas	
Ingresos Disponibles	2,114,000
Gastos	2,114,000

ARTÍCULO 102. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

133.0.0.0.0.00.	INSTITUTO NACIONAL DE LA MUJER	2,114,000
133.1.0.0.0.00.	INGRESOS CORRIENTES	1,794,000
133.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,794,000
133.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,794,000
133.1.2.3.1.00.	GOBIERNO CENTRAL	1,794,000
133.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	1,794,000
133.2.0.0.0.00.	INGRESOS DE CAPITAL	320,000
133.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	320,000
133.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	320,000
133.2.3.2.1.00.	GOBIERNO CENTRAL	320,000
133.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	320,000

ARTÍCULO 103. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO NACIONAL DE LA MUJER para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		1,794,000
	Total del Presupuesto de funcionamiento	**1,794,000**

Inversión

Desarrollo de Oportunidad para Mujeres	320.000
Total del Presupuesto de inversión	**320.000**
TOTAL DEL PRESUPUESTO DE GASTOS	**2.114.000**

CAPÍTULO XXII

1.34 SECRETARIA NACIONAL DE NIÑEZ, ADOLECENCIA Y FAMILIA

ARTÍCULO 104. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del SECRETARIA NACIONAL DE NIÑEZ, ADOLECENCIA Y FAMILIA para la vigencia fiscal de 2010:

Ingresos Totales	2.278.200
Menos: Aumento de Reservas	
Ingresos Disponibles	2.278.200
Gastos	2.278.200

ARTÍCULO 105. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

134.0.0.0.0.00.	SECRETARIA NACIONAL DE NIÑEZ, ADOLECENCIA Y FAMILIA	2.278.200
134.1.0.0.0.00.	INGRESOS CORRIENTES	1.810.400
134.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1.810.400
134.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1.810.400
134.1.2.3.1.00.	GOBIERNO CENTRAL	1.810.400
134.1.2.3.1.21.	MINISTERIO DE DESARROLLO SOCIAL	1.810.400
134.2.0.0.0.00.	INGRESOS DE CAPITAL	467.800
134.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	467.800
134.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	467.800
134.2.3.2.1.00.	GOBIERNO CENTRAL	467.800
134.2.3.2.1.21.	MINISTERIO DE DESARROLLO SOCIAL	467.800

ARTÍCULO 106. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	895.900
Prot. y Prom. Integral de Niñez y Adolec	914.500
Total del Presupuesto de funcionamiento	**1.810.400**
Inversión	
Sistema de Protección Integral de Niñez	267.800
Impl. Derechos Niñez, Adolesc. Familia	200.000
Total del Presupuesto de inversión	**467.800**
TOTAL DEL PRESUPUESTO DE GASTOS	**2.278.200**

CAPÍTULO XXIII
1.35 INSTITUTO PANAMEÑO DE DEPORTES

ARTÍCULO 107. **Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del** INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2010:

Ingresos Totales	18.408.300
Menos: Aumento de Reservas	
Ingresos Disponibles	18.408.300
Gastos	18.408.300

ARTÍCULO 108. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

135.0.0.0.0.00.	INSTITUTO PANAMEÑO DE DEPORTES	18.408.300
135.1.0.0.0.00.	INGRESOS CORRIENTES	10.408.300
135.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	10.408,300
135.1.2.1.0.00.	RENTA DE ACTIVOS	270,000
135.1.2.1.1.00.	ARRENDAMIENTOS	150,000
135.1.2.1.1.01.	ARRENDAMIENTOS	150,000
135.1.2.1.5.00.	INGRESOS POR ESPEC. DE SUERTE	120,000
135.1.2.1.5.06.	ESPECTÁCULOS PÚBLICOS	120,000
135.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	10,038.300
135.1.2.3.1.00.	GOBIERNO CENTRAL	9.973.300
135.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	9.973.300
135.1.2.3.3.00.	EMPRESAS PÚBLICAS	65,000
135.1.2.3.3.82.	LOTERÍA NACIONAL DE BENEFICENCIA	65,000
135.1.2.6.0.00.	INGRESOS VARIOS	100,000
135.1.2.6.0.99.	OTROS INGRESOS VARIOS	100,000
135.2.0.0.0.00.	INGRESOS DE CAPITAL	8,000,000
135.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	8,000,000
135.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	8,000,000
135.2.3.2.1.00.	GOBIERNO CENTRAL	8,000,000
135.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	8,000,000

ARTÍCULO 109. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO PANAMEÑO DE DEPORTES para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	4.934.700
Fomento y Promoción del Deporte	3.187.800
Diseño Const. y Mant. de Obras e Inst.	1.997,000
Transferencias Varias	288,800
Total del Presupuesto de funcionamiento	**10,408,300**

Inversión	
Construcciones y Mejoras	8.000.000
Total del Presupuesto de inversión	**8.000.000**
TOTAL DEL PRESUPUESTO DE GASTOS	**18.408.300**

CAPÍTULO XXIV
1.37 INSTITUTO NAL. DE FORMACIÓN PROFESIONAL Y CAPACITACION PARA EL DESARROLLO HUMANO

ARTÍCULO 110. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2010:

Ingresos Totales	72.148.200
Menos: Aumento de Reservas	
Ingresos Disponibles	72.148.200
Gastos	72.148.200

ARTÍCULO 111. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

137.0.0.0.0.00.	INSTITUTO NACIONAL DE FORMACION PROFESIONAL Y CAP.	72.148.200
137.1.0.0.0.00.	INGRESOS CORRIENTES	22.148.200
137.1.1.0.0.00.	INGRESOS TRIBUTARIOS	21.998.200
137.1.1.1.0.00.	IMPUESTOS DIRECTOS	21.998.200
137.1.1.1.4.00.	SEGURO EDUCATIVO	21.998.200
137.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	21.998.200
137.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	150.000
137.1.2.1.0.00.	RENTA DE ACTIVOS	90.000
137.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	90.000
137.1.2.1.3.09.	TALLERES ARTESANALES	90.000
137.1.2.6.0.00.	INGRESOS VARIOS	60.000
137.1.2.6.0.99.	OTROS INGRESOS VARIOS	60.000
137.2.0.0.0.00.	INGRESOS DE CAPITAL	50.000.000
137.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	50.000.000
137.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	50.000.000
137.2.3.2.1.00.	GOBIERNO CENTRAL	50.000.000
137.2.3.2.1.13.	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	50.000.000

ARTÍCULO 112. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuacióńse indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	4.607.900

Formación de Recursos Humanos	4,873,000
Total del Presupuesto de funcionamiento	**9,480,900**
Inversión	
Construcciones y Mejoras a Obras	9,066,100
Equipamiento de Centros y Sub-Centros	3,771,200
Granjas Sostenibles	725,000
Sistema de Formación Profesional - Dual	1,783,600
Formación y Capacitación Desarrollo H.	43,197,200
Fortalecimiento Institucional	4,124,200
Total del Presupuesto de inversión	**62,667,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**72,148,200**

CAPÍTULO XXV

1.40 INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL

ARTÍCULO 113. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2010:

Ingresos Totales	22,177,700
Menos: Aumento de Reservas	
Ingresos Disponibles	22,177,700
Gastos	22,177,700

ARTÍCULO 114. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

140.0.0.0.0.00.	INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	22,177,700
140.1.0.0.0.00.	INGRESOS CORRIENTES	20,677,700
140.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	20,677,700
140.1.2.1.0.00.	RENTA DE ACTIVOS	255,600
140.1.2.1.1.00.	ARRENDAMIENTOS	4,500
140.1.2.1.1.99.	OTROS ARRENDAMIENTOS N.E.O.C.	4,500
140.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	243,100
140.1.2.1.3.09.	TALLERES ARTESANALES	225,100
140.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	18,000
140.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	8,000
140.1.2.1.4.07.	LABORATORIOS Y CENTROS ESPECIALES	8,000
140.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	19,967,100
140.1.2.3.1.00.	GOBIERNO CENTRAL	19,967,100
140.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	19,967,100
140.1.2.4.0.00.	TASAS Y DERECHOS	185,000
140.1.2.4.1.00.	DERECHOS	35,000
140.1.2.4.1.33.	SERVICIO DE GUARDERÍA	35,000
140.1.2.4.2.00.	TASAS	150,000
140.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	150,000
140.1.2.6.0.00.	INGRESOS VARIOS	270,000
140.1.2.6.0.99.	OTROS INGRESOS VARIOS	270,000

140.2.0.0.0.00.	INGRESOS DE CAPITAL	1.500.000
140.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1.500.000
140.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1.500.000
140.2.3.2.1.00.	GOBIERNO CENTRAL	1.500.000
140.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	1.500.000

ARTÍCULO 115. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,464.800
Servicios de Habilitación	14.928.100
Servicio de Apoyo	1,178.800
Producción y Capacitación Laboral	575.300
Transferencias Varias	530.700
Total del Presupuesto de funcionamiento	**20,677,700**
Inversión	
Construcciones y Reparaciones	900.000
Suministros y Equipamiento	600.000
Total del Presupuesto de inversión	**1,500,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**22.177,700**

CAPÍTULO XXVI
1.42 INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO

ARTÍCULO 116. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO para la vigencia fiscal de 2010:

Ingresos Totales	6.581.200
Menos: Aumento de Reservas	
Ingresos Disponibles	6.581.200
Gastos	6.581.200

ARTÍCULO 117. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

142.0.0.0.0.00.	INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	6.581.200
142.1.0.0.0.00.	INGRESOS CORRIENTES	6.581.200
142.1.1.0.0.00.	INGRESOS TRIBUTARIOS	5.945,000
142.1.1.1.0.00.	IMPUESTOS DIRECTOS	5.945.000
142.1.1.1.4.00.	SEGURO EDUCATIVO	5.945,000

142.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	5.945.000
142.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	636.200
142.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	621.200
142.1.2.3.7.00.	SECTOR PRIVADO	621.200
142.1.2.3.7.01.	5% APORTE DE LAS COOPERATIVAS	621.200
142.1.2.6.0.00.	INGRESOS VARIOS	15.000
142.1.2.6.0.99.	OTROS INGRESOS VARIOS	15.000

ARTÍCULO 118. Para la ejecución de programas de funcionamiento apruébase el presupuesto de gastos del INSTITUTO PANAMEÑO AUTONÓMO COOPERATIVO para vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2.188.740
Promoción y Fortalecimiento	4.242.660
Transferencias Varias	49.800
Total del Presupuesto de funcionamiento	**6,481,200**
Inversión	
Equipamento	100.000
Total del Presupuesto de inversión	**100,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**6,581,200**

CAPÍTULO XXVII

1.45 AUTORIDAD DE TURISMO DE PANAMÁ

ARTÍCULO 119. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AUTORIDAD DE TURISMO DE PANAMÁ para la vigencia fiscal de 2010:

Ingresos Totales	37.000.000
Menos: Aumento de Reservas	
Ingresos Disponibles	37.000.000
Gastos	37.000.000

ARTÍCULO 120. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

145.0.0.0.0.00.	AUTORIDAD DE TURISMO DE PANAMÁ	37.000.000
145.1.0.0.0.00.	INGRESOS CORRIENTES	36,000,000
145.1.1.0.0.00.	INGRESOS TRIBUTARIOS	30,223,000
145.1.1.2.0.00.	IMPUESTOS INDIRECTOS	30,223,000
145.1.1.2.4.00.	PRODUCCIÓN, VENTA Y CONSUMO SELECTIVO	30,223,000
145.1.1.2.4.03.	PASAJE AÉREO	9,235,000
145.1.1.2.4.04.	HOSPEDAJES	20,988,000
145.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	5,777,000

145.1.2.1.0.00.	RENTA DE ACTIVOS	1.800.000
145.1.2.1.1.00.	ARRENDAMIENTOS	1.800.000
145.1.2.1.1.01.	ARRENDAMIENTOS	1.800.000
145.1.2.4.0.00.	TASAS Y DERECHOS	3.897.000
145.1.2.4.2.00.	TASAS	3.897.000
145.1.2.4.2.25.	TARJETAS DE TURISMO	3.897.000
145.1.2.6.0.00.	INGRESOS VARIOS	80,000
145.1.2.6.0.99.	OTROS INGRESOS VARIOS	80.000
145.2.0.0.0.00.	INGRESOS DE CAPITAL	1.000.000
145.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1.000.000
145.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1.000.000
145.2.3.2.1.00.	GOBIERNO CENTRAL	1.000.000
145.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	1.000.000

ARTÍCULO 121. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AUTORIDAD DE TURISMO DE PANAMÁ para la vigencia fiscal de 2010. cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,383.200
Fomento del Turismo	8.089.500
Transferencias Varias	508.000
Operaciones Financieras	1,322.000
Total del Presupuesto de funcionamiento	**14,302,700**
Inversión	
Promoción Turística	22,697.300
Total del Presupuesto de inversión	**22,697,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**37,000,000**

CAPÍTULO XXVIII
1.48 REGISTRO PÚBLICO DE PANAMÁ

ARTÍCULO 122. **Para la ejecución de los programas de funcionamiento e inversión apruébase el** presupuesto de ingresos y gastos del REGISTRO PÚBLICO DE PANAMÁ **para la vigencia fiscal de 2010:**

Ingresos Totales	**33.895.000**
Menos: Aumento de Reservas	
Ingresos Disponibles	33.895.000
Gastos	33.895,000

ARTÍCULO 123. **El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:**

148.0.0.0.0.00.	REGISTRO PÚBLICO DE PANAMÁ	33.895.000
148.1.0.0.0.00.	INGRESOS CORRIENTES	33.895.000
148.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	33.895.000
148.1.2.4.0.00.	TASAS Y DERECHOS	31.895.000
148.1.2.4.1.00.	DERECHOS	31.895.000
148.1.2.4.1.58.	DERECHO DE REGISTRO	23.895.000
148.1.2.4.1.59.	DERECHO DE CERTIFICACIÓN	5.000.000
148.1.2.4.1.60.	DERECHO DE CALIFICACIÓN	3.000.000
148.1.2.6.0.00.	INGRESOS VARIOS	2.000.000
148.1.2.6.0.99.	OTROS INGRESOS VARIOS	2.000.000

ARTÍCULO 124. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		3.453.700
Operaciones de Registro Público		3.486.000
Archivos Nacionales		459.600
Tansferencias		24.395.700
	Total del Presupuesto de funcionamiento	**31,795,000**
	Inversión	
Edificaciones		1.100.000
Equipo de Informàtica		1.000.000
	Total del Presupuesto de inversión	**2,100,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**33,895.000**

CAPÍTULO XXIX
1.87 UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ

ARTÍCULO 125. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2010:

Ingresos Totales	28.448.500
Menos: Aumento de Reservas	
Ingresos Disponibles	28.448.500
Gastos	28.448.500

ARTÍCULO 126. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

187.0.0.0.0.00.	UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	28.448.500
187.1.0.0.0.00.	INGRESOS CORRIENTES	25.456.300
187.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	25.456.300
187.1.2.1.0.00.	RENTA DE ACTIVOS	336,000
187.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	336.000
187.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	83.700
187.1.2.1.3.12.	PRODUCTOS PROCESADOS	252.300
187.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	23.204.600
187.1.2.3.1.00.	GOBIERNO CENTRAL	23.204.600
187.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	23.204.600
187.1.2.4.0.00.	TASAS Y DERECHOS	1.589.000
187.1.2.4.1.00.	DERECHOS	1.534.800
187.1.2.4.1.23.	BIENESTAR ESTUDIANTIL	58,800
187.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	530.300
187.1.2.4.1.98.	OTROS SERVICIOS DE GESTIÓN INSTIT.	945.700
187.1.2.4.2.00.	TASAS	54.200
187.1.2.4.2.23.	EXPEDICIÓN DE CARNETS	10.200
187.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	44.000
187.1.2.6.0.00.	INGRESOS VARIOS	326.700
187.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	302.000
187.1.2.6.0.99.	OTROS INGRESOS VARIOS	24.700
187.2.0.0.0.00.	INGRESOS DE CAPITAL	2.992.200
187.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2.992.200
187.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2.992.200
187.2.3.2.1.00.	GOBIERNO CENTRAL	2.992.200
187.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	2.992.200

ARTÍCULO 127. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		7,259,500
Educación Superior		17,656,600
Investigación		540,200
	Total del Presupuesto de funcionamiento	**25,456,300**
	Inversión	
Construcción y Rehabilitación		498,000
Equipamiento		48,000
Investigación		2,446,200
	Total del Presupuesto de inversión	**2,992,200**
	TOTAL DEL PRESUPUESTO DE GASTOS	**28,448,500**

CAPÍTULO XXX
1.90 UNIVERSIDAD DE PANAMÁ

ARTÍCULO 128. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2010:

Ingresos Totales	164.600.200
Menos: Aumento de Reservas	
Ingresos Disponibles	164.600.200
Gastos	164.600.200

ARTÍCULO 129. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

190.0.0.0.0.00.	UNIVERSIDAD DE PANAMÁ	164,600.200
190.1.0.0.0.00.	INGRESOS CORRIENTES	159,600.200
190.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	159,600.200
190.1.2.1.0.00.	RENTA DE ACTIVOS	5,738.400
190.1.2.1.1.00.	ARRENDAMIENTOS	170.000
190.1.2.1.1.01.	ARRENDAMIENTOS	170.000
190.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	2,809.500
190.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	25,000
190.1.2.1.3.12.	PRODUCTOS PROCESADOS	1,111,000
190.1.2.1.3.98.	OTROS SERVICIOS AUTOGESTIÓN	1,648,500
190.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	25,000
190.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	2,758.900
190.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	2,758.900
190.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	137,730,600
190.1.2.3.1.00.	GOBIERNO CENTRAL	137,581.400
190.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	137,581.400
190.1.2.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	149.200
190.1.2.3.2.06.	ENTE REGULADOR DE LOS SERVICIOS PÚBLICOS	149.200
190.1.2.4.0.00.	TASAS Y DERECHOS	10,493.800
190.1.2.4.1.00.	DERECHOS	9,653,800
190.1.2.4.1.23.	BIENESTAR ESTUDIANTIL	78,000
190.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	3,000,000
190.1.2.4.1.98.	OTROS SERVICIOS DE GESTIÓN INSTIT.	6,575,800
190.1.2.4.2.00.	TASAS	840,000
190.1.2.4.2.23.	EXPEDICIÓN DE CARNETS	60,000
190.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	680,000
190.1.2.4.2.28.	REVÁLIDA DE TÍTULOS	100,000
190.1.2.6.0.00.	INGRESOS VARIOS	5,637.400
190.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	5,537,400
190.1.2.6.0.99.	OTROS INGRESOS VARIOS	100,000
190.2.0.0.0.00.	INGRESOS DE CAPITAL	5,000,000
190.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	5,000,000
190.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	5,000,000
190.2.3.2.1.00.	GOBIERNO CENTRAL	5,000,000
190.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	5,000,000

ARTÍCULO 130. Para la ejecución de los programas de funcionamiento e inversión apruébase el

presupuesto de gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	49.249.500
Educación Superior	98.323.600
Investigación	7,632,700
Extensión Cultural	2,576,700
Total del Presupuesto de funcionamiento	**157,782,500**
Inversión	
Construcciones y Equipamiento	6,637.700
Seguimiento a Proy .de Inversión	180,000
Total del Presupuesto de inversión	**6,817,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**164,600,200**

CAPÍTULO XXXI
1.91 UNIVERSIDAD MARITIMA INTERNACIONAL DE PANAMÁ

ARTÍCULO 131. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD MARITIMA INTERNACIONAL DE PANAMÁ para la vigencia fiscal de 2010:

Ingresos Totales	7,641,000
Menos: Aumento de Reservas	
Ingresos Disponibles	7,641,000
Gastos	7,641,000

ARTÍCULO 132. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

191.0.0.0.0.00.	UNIVERSIDAD MARÍTIMA INTERNACIONAL DE PANAMÁ	7,641,000
191.1.0.0.0.00.	INGRESOS CORRIENTES	7,641,000
191.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	7,641,000
191.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,332,000
191.1.2.3.1.00.	GOBIERNO CENTRAL	2.460.300
191.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	2,460.300
191.1.2.3.3.00.	EMPRESAS PÚBLICAS	1,871,700
191.1.2.3.3.03.	TRANSFERENCIA CORRIENTE-AMP	1,871,700
191.1.2.4.0.00.	TASAS Y DERECHOS	3,209,000
191.1.2.4.1.00.	DERECHOS	3,209,000
191.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	3.209,000
191.1.2.6.0.00.	INGRESOS VARIOS	100,000
191.1.2.6.0.99.	OTROS INGRESOS VARIOS	100,000

ARTÍCULO 133. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD MARITIMA INTERNACIONAL DE

PANAMÁ para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección Y Adminitración General		2.461.600
Educación Superior		4.579.400
	Total del Presupuesto de funcionamiento	**7.041.000**
	Inversión	
Rehabilitación de Edificio		106.000
Instalación de Laboratorios/Simuladores		264.000
Equipamiento		230.000
	Total del Presupuesto de inversión	**600,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**7.641.000**

CAPÍTULO XXXII

1.93 UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS

ARTÍCULO 134. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2010:

Ingresos Totales	11.105.600
Menos: Aumento de Reservas	
Ingresos Disponibles	11.105.600
Gastos	11.105.600

ARTÍCULO 135. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

193.0.0.0.0.00.	UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	11.105.600
193.1.0.0.0.00.	INGRESOS CORRIENTES	9.876.300
193.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	9.751.400
193.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	6.364.300
193.1.2.3.1.00.	GOBIERNO CENTRAL	6.364.300
193.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	6.364.300
193.1.2.4.0.00.	TASAS Y DERECHOS	2.092.100
193.1.2.4.1.00.	DERECHOS	2.092.100
193.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	2.092.100
193.1.2.6.0.00.	INGRESOS VARIOS	1.295.000
193.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	1.279.800
193.1.2.6.0.99.	OTROS INGRESOS VARIOS	15.200
193.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	124.900
193.1.4.1.0.00.	DISPONIBLE LIBRE EN CAJA	124.900
193.1.4.1.0.93.	DISPONIBLE LIBRE EN BANCO	124.900
193.2.0.0.0.00.	INGRESOS DE CAPITAL	1.229.300
193.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1.229.300
193.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1.229.300
193.2.3.2.1.00.	GOBIERNO CENTRAL	1.229.300
193.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	1.229.300

ARTÍCULO 136. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4.563.900
Educación Superior	5.312.400
Total del Presupuesto de funcionamiento	**9.876.300**
Inversión	
Construcciones	1.060.000
Equipam. de Labora. y Clínica Interdisc.	169.300
Total del Presupuesto de inversión	**1.229.300**
TOTAL DEL PRESUPUESTO DE GASTOS	**11.105.600**

CAPÍTULO XXXIII
1.95 UNIVERSIDAD TECNOLÓGICA DE PANAMÁ

ARTÍCULO 137. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2010:

Ingresos Totales	56.479.700
Menos: Aumento de Reservas	
Ingresos Disponibles	56.479.700
Gastos	56.479.700

ARTÍCULO 138. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

195.0.0.0.0.00.	UNIVERSIDAD TECNOLÓGICA	56.479.700
195.1.0.0.0.00.	INGRESOS CORRIENTES	50.979.700
195.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	50,979,700
195.1.2.1.0.00.	RENTA DE ACTIVOS	4,568.500
195.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	4.568.500
195.1.2.1.4.07.	LABORATORIOS Y CENTROS ESPECIALES	602.000
195.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	3.966.500
195.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	42,933.200
195.1.2.3.1.00.	GOBIERNO CENTRAL	42.933.200
195.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	42,933.200
195.1.2.4.0.00.	TASAS Y DERECHOS	2,803.000
195.1.2.4.1.00.	DERECHOS	2,487.000
195.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	2,447.000
195.1.2.4.1.99.	OTROS - BIBLIOTECA	40.000
195.1.2.4.2.00.	TASAS	316.000
195.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	316.000
195.1.2.6.0.00.	INGRESOS VARIOS	675.000
195.1.2.6.0.99.	OTROS INGRESOS VARIOS	675,000

195.2.0.0.0.00.	INGRESOS DE CAPITAL	5.500,000
195.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	5.500,000
195.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	5.500,000
195.2.3.2.1.00.	GOBIERNO CENTRAL	5.500,000
195.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	5.500,000

ARTÍCULO 139. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13.809,100
Educación Superior Tecnológica	32.774,500
Investigación, Post-Grado y Extensión	4,396,100
Total del Presupuesto de funcionamiento	**50,979,700**
Inversión	
Construcciones Educativas	5,000,000
Mobiliario, Libros y Equipo Educacional	500,000
Total del Presupuesto de inversión	**5,500,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**56,479,700**

CAPÍTULO XXXIV
1.97 ZONA FRANCA DE BARÚ

ARTÍCULO 140. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2010:

Ingresos Totales	363,400
Menos: Aumento de Reservas	
Ingresos Disponibles	363,400
Gastos	363,400

ARTÍCULO 141. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

197.0.0.0.0.00.	ZONA FRANCA DE BARÚ	363,400
197.1.0.0.0.00.	INGRESOS CORRIENTES	363,400
197.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	363,400
197.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	328,900
197.1.2.3.1.00.	GOBIERNO CENTRAL	328,900
197.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	328,900
197.1.2.4.0.00.	TASAS Y DERECHOS	34,400
197.1.2.4.2.00.	TASAS	34,400
197.1.2.4.2.43.	CLAVES DE OPERACIÓN	32,300
197.1.2.4.2.45.	EXPEDICIÓN DE DOCUMENTO	2,100
197.1.2.6.0.00.	INGRESOS VARIOS	100
197.1.2.6.0.99.	OTROS INGRESOS VARIOS	100

ARTÍCULO 142. Para la ejecución del programa de funcionamiento apruébase el presupuesto

de gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2010 cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		363.400
	Total del Presupuesto de funcionamiento	**363,400**
	TOTAL DEL PRESUPUESTO DE GASTOS	**363,400**

TÍTULO IV
PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

ARTÍCULO 143. Apruébase los presupuestos de las Empresas Públicas para la vigencia fiscal de 2010 cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	748,053,800	176,886,200	924,940,000	652,126,600	272,813,400	924,940,000
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	129,895,900	27,996,400	157,892,300	101,968,500	55,923,800	157,892,300
AUTORIDAD MARÍTIMA DE PANAMÁ	126,000,000	0	126,000,000	114,315,400	11,684,600	126,000,000
BINGOS NACIONALES	888,000	0	888,000	884,000	4,000	888,000
AUTORIDAD AERONÁUTICA CIVIL	22,809,000	44,615,000	67,424,000	21,855,700	45,568,300	67,424,000
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	121,076,000	51,000,000	172,076,000	95,471,100	76,604,900	172,076,000
INSTITUTO DE MERCADEO AGROPECUARIO	4,946,300	600,000	5,546,300	4,661,800	884,500	5,546,300
EMPRESA DE GENERACION ELÉCTRICA S.A.	12,441,200	17,330,400	29,771,600	12,412,200	17,359,400	29,771,600
EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	55,235,900	18,343,400	73,579,300	42,616,400	30,962,900	73,579,300
LOTERÍA NACIONAL DE BENEFICENCIA	165,047,800	0	165,047,800	162,705,700	2,342,100	165,047,800
ZONA LIBRE DE COLÓN	102,010,000	7,401,000	109,411,000	87,709,800	21,701,200	109,411,000
AGENCIA DEL AREA PANAMA PACIFICO	7,703,700	9,600,000	17,303,700	7,526,000	9,777,700	17,303,700

ARTÍCULO 144. Apruébase los gastos corrientes de los presupuestos de las Empresas Públicas para la vigencia fiscal de 2010, cuya composición se expresa a continuación en Balboas.

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO 1/	SUBSIDIO	INTERESES DE LA DEUDA	TOTAL
TOTAL	327,454,100	94,115,400	216,308,500	2,001,700	12,246,900	652,126,600
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	35,242,100	61,506,700	0	0	5,219,700	101,968,500
AUTORIDAD MARÍTIMA DE PANAMÁ	37,382,100	9,401,600	65,000,000	1,871,700	660,000	114,315,400
BINGOS NACIONALES	848,000	36,000	0	0	0	884,000
AUTORIDAD AERONÁUTICA CIVIL	19,709,900	1,445,200	0	0	700,600	21,855,700
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	93,964,600	1,042,100	0	0	464,400	95,471,100
INSTITUTO DE MERCADEO AGROPECUARIO	4,489,700	160,800	0	0	11,300	4,661,800
EMPRESA DE GENERACION ELÉCTRICA S.A.	10,205,200	2,207,000	0	0	0	12,412,200
EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	26,461,300	12,485,100	0	0	3,670,000	42,616,400
LOTERÍA NACIONAL DE BENEFICENCIA	81,427,200	3,278,400	78,000,100	0	0	162,705,700
ZONA LIBRE DE COLÓN	11,518,000	1,362,500	73,308,400	0	1,520,900	87,709,800
AGENCIA DEL AREA PANAMA PACIFICO	6,206,000	1,190,000	0	130,000	0	7,526,000

1/ Aporte al fisco incluye impuestos

ARTÍCULO 145. Apruébanse los gastos de capital de los Presupuestos de las Empresas Públicas para la vigencia fiscal de 2010 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACION DE LA DEUDA	TOTAL
TOTAL	**245,723,000**	**1,842,300**	**4,500,000**	**20,748,100**	**272,813,400**
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	47,721,700	202,100	4,500,000	3,500,000	55,923,800
AUTORIDAD MARÍTIMA DE PANAMÁ	9,289,000	201,000	0	2,194,600	11,684,600
BINGOS NACIONALES	0	4,000	0	0	4,000
AUTORIDAD AERONÁUTICA CIVIL	43,775,200	477,300	0	1,315,800	45,568,300
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	74,743,900	130,000	0	1,731,000	76,604,900
INSTITUTO DE MERCADEO AGROPECUARIO	600,000	183,700	0	100,800	884,500
EMPRESA DE GENERACION ELÉCTRICA S.A.	17,330,400	29,000	0	0	17,359,400
EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	24,295,000	45,000	0	6,622,900	30,962,900
LOTERÍA NACIONAL DE BENEFICENCIA	2,104,400	237,700	0	0	2,342,100
ZONA LIBRE DE COLÓN	16,263,400	154,800	0	5,283,000	21,701,200
AGENCIA DEL AREA PANAMA PACIFICO	9,600,000	177,700	0	0	9,777,700

CAPÍTULO II

2.02 AEROPUERTO INTERNACIONAL TOCUMEN, S.A.

ARTÍCULO 146. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A. para la vigencia fiscal de 2010:

Ingresos Totales	157,892,300
Menos: Aumento de Reservas	
Ingresos Disponibles	157,892,300
Gastos	157,892,300

ARTÍCULO 147. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

202.0.0.0.0.00.	AEROPUERTO INTERNACIONAL DE TOCUMEN, S.A.	157,892,300
202.1.0.0.0.00.	INGRESOS CORRIENTES	129,895,900
202.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	129,895,900
202.1.2.1.0.00.	RENTA DE ACTIVOS	22,647,500
202.1.2.1.1.00.	ARRENDAMIENTOS	3,983,000
202.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	3,983,000
202.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	4,309,300

202.1.2.1.3.04.	VENTA DE ENERGÍA	2.286.000
202.1.2.1.3.07.	AGUA	30.000
202.1.2.1.3.11.	COMBUSTIBLE	1.993.300
202.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	14.355.200
202.1.2.1.4.03.	SERVICIOS TELÉFONICOS Y CABLEGRÁFICOS	8.000
202.1.2.1.4.08.	SERVICIO DE ATERRIZAJE	9.098.300
202.1.2.1.4.09.	ESTACIONAMIENTO DE AVIONES	197.900
202.1.2.1.4.16.	SERV.DE NAVE A TIERRA Y PUENTE	4.717.000
202.1.2.1.4.17.	MOVILIZACIÓN DE CARGA (PROY.ARENERO)	334.000
202.1.2.4.0.00.	TASAS Y DERECHOS	105.248.400
202.1.2.4.1.00.	DERECHOS	105.248.400
202.1.2.4.1.17.	USO DE AEROPUERTOS	58.438.400
202.1.2.4.1.34.	ESTACIONAMIENTO PÚBLICO Y ESTAC	2.329.000
202.1.2.4.1.45.	OTRAS CONCESIONES	44.481.000
202.1.2.6.0.00.	INGRESOS VARIOS	2.000.000
202.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	500.000
202.1.2.6.0.99.	OTROS INGRESOS VARIOS	1.500.000
202.2.0.0.0.00.	INGRESOS DE CAPITAL	27.996.400
202.2.4.0.0.00.	SALDO EN CAJA Y BANCO	27.996.400
202.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	27.996.400
202.2.4.2.0.01.	SALDO DE CAPITAL	27.996.400

ARTÍCULO 148. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A. para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		76.491.800
Operaciones Aeroportuarias		29.178.800
	Total del Presupuesto de funcionamiento	**105,670,600**
	Inversión	
Ampliación y Remodelación		30.721.700
Plan de Expansión		17.000.000
Transferencias de Capital		4.500.000
	Total del Presupuesto de inversión	**52,221,700**
	TOTAL DEL PRESUPUESTO DE GASTOS	**157.892.300**

CAPÍTULO III

2.03 AUTORIDAD MARÍTIMA DE PANAMÁ

ARTÍCULO 149. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2010:

Ingresos Totales	126.000.000
Menos: Aumento de Reservas	

Ingresos Disponibles	126.000.000
Gastos	126.000.000

ARTÍCULO 150. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

203.0.0.0.0.00.	AUTORIDAD MARÍTIMA DE PANAMÁ	126.000.000
203.1.0.0.0.00.	INGRESOS CORRIENTES	126.000.000
203.1.1.0.0.00.	INGRESOS TRIBUTARIOS	32.250.000
203.1.1.1.0.00.	IMPUESTOS DIRECTOS	32.250.000
203.1.1.1.2.00.	SOBRE LA PROPIEDAD Y PATRIMONIO	32.250.000
203.1.1.1.2.03.	IMPUESTOS DE NAVES	32.250.000
203.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	93.750.000
203.1.2.1.0.00.	RENTA DE ACTIVOS	12.000.000
203.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	12.000.000
203.1.2.1.4.16.	SERV.DE NAVE A TIERRA Y PUENTE	3.000.000
203.1.2.1.4.17.	MOVILIZACIÓN DE CARGA (PROY.ARENERO)	9.000.000
203.1.2.4.0.00.	TASAS Y DERECHOS	77.900.000
203.1.2.4.1.00.	DERECHOS	24.761.000
203.1.2.4.1.06.	ABANDERAMIENTO DE NAVES	5.000.000
203.1.2.4.1.44.	CONCESIONES EN ÁREAS PORTUARIAS	19.761.000
203.1.2.4.2.00.	TASAS	53.139.000
203.1.2.4.2.07.	FAROS Y BOYAS	5.000.000
203.1.2.4.2.08.	RECAUDOS CONSULARES	7.001.000
203.1.2.4.2.13.	DOCUMENTACIÓN DE NAVES	5.000.000
203.1.2.4.2.55.	ARQUEO Y AVALUO DE NAVES	100.000
203.1.2.4.2.56.	INVESTIGACIÓN DE ACCIDENTES	4.861.000
203.1.2.4.2.57.	CERTIFICACIÓN DE COMPETENCIA	18.717.000
203.1.2.4.2.58.	3% DE NAVES ACCIDENTADAS	3.360.000
203.1.2.4.2.59.	INSPECCIÓN DE NAVES	9.000.000
203.1.2.4.2.60.	EXÁMENES A OFICIALES MARINOS	100.000
203.1.2.6.0.00.	INGRESOS VARIOS	3.850.000
203.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	850.000
203.1.2.6.0.50.	INGRESOS VARIOS NAVES	1.500.000
203.1.2.6.0.51.	INGRESOS VARIOS CONSULARES	1.500.000

ARTÍCULO 151. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		**ASIGNACIÓN EN BALBOAS**
	Funcionamiento	
Dirección y Administración General		19.734.700
Servicios de la Act. Marítima		25.336.350
Servicios Portuarios		6.639.950
Transferencias		65.000.000
	Total del Presupuesto de funcionamiento	**116.711.000**
	Inversión	

Adquisición de Equipo	4.899.000
Puertos	4.340.000
Eq. Estudios y Evaluaciones en Puertos	50.000
Total del Presupuesto de inversión	**9,289,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**126,000,000**

CAPÍTULO IV

2.08 BINGOS NACIONALES

ARTÍCULO 152. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de los BINGOS NACIONALES para la vigencia fiscal de 2010:

Ingresos Totales	888.000
Menos: Aumento de Reservas	
Ingresos Disponibles	888.000
Gastos	888.000

ARTÍCULO 153. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

208.0.0.0.0.00.	BINGOS NACIONALES	888.000
208.1.0.0.0.00.	INGRESOS CORRIENTES	888.000
208.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	888.000
208.1.2.1.0.00.	RENTA DE ACTIVOS	888.000
208.1.2.1.1.00.	ARRENDAMIENTOS	42.000
208.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	42.000
208.1.2.1.5.00.	INGRESOS POR ESPEC. DE SUERTE	846.000
208.1.2.1.5.05.	VENTA DE FORMULARIOS Y FICHAS	846.000

ARTÍCULO 154. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de los BINGOS NACIONALES para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	126.600
Administración de Bingos	761.400
Total del Presupuesto de funcionamiento	**888,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**888,000**

CAPÍTULO V

2.38 AUTORIDAD AERONÁUTICA CIVIL

ARTÍCULO 155. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de los AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2010:

Ingresos Totales	67.424.000
Menos: Aumento de Reservas	
Ingresos Disponibles	67.424.000
Gastos	67.424.000

ARTÍCULO 156. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

238.0.0.0.0.00.	AUTORIDAD AERONÁUTICA CIVIL	67.424.000
238.1.0.0.0.00.	INGRESOS CORRIENTES	22.809.000
238.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	22.809.000
238.1.2.1.0.00.	RENTA DE ACTIVOS	13.479.000
238.1.2.1.1.00.	ARRENDAMIENTOS	954.000
238.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	954.000
238.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	75.000
238.1.2.1.3.11.	COMBUSTIBLE	75.000
238.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	12.450.000
238.1.2.1.4.08.	SERVICIO DE ATERRIZAJE	200.000
238.1.2.1.4.09.	ESTACIONAMIENTO DE AVIONES	250.000
238.1.2.1.4.18.	SER. DE PROTECCIÓN AL VUELO	12.000.000
238.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	6.130.000
238.1.2.3.1.00.	GOBIERNO CENTRAL	6.000.000
238.1.2.3.1.04.	MINISTERIO DE GOBIERNO Y JUSTICIA	6.000.000
238.1.2.3.3.00.	EMPRESAS PÚBLICAS	130.000
238.1.2.3.3.97.	AGENCIA ESPECIAL PANAMÁ-PACÍFICO	130.000
238.1.2.4.0.00.	TASAS Y DERECHOS	1.700.000
238.1.2.4.1.00.	DERECHOS	1.700.000
238.1.2.4.1.17.	USO DE AEROPUERTOS	1.450.000
238.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	250.000
238.1.2.6.0.00.	INGRESOS VARIOS	1.500.000
238.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	45.000
238.1.2.6.0.10.	VIGENCIAS EXPIRADAS	915.000
238.1.2.6.0.99.	OTROS INGRESOS VARIOS	540.000
238.2.0.0.0.00.	INGRESOS DE CAPITAL	44.615.000
238.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	44.615.000
238.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	44.615.000
238.2.3.2.1.00.	GOBIERNO CENTRAL	40.115.000
238.2.3.2.1.04.	MINISTERIO DE GOBIERNO Y JUSTICIA	40.115.000
238.2.3.2.2.00.	INSTITUCIONES DESCENTRALIZADAS	4.500.000
238.2.3.2.2.02.	AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	4.500.000

ARTÍCULO 157. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de los AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		11.713.644
Servicios Aeronáuticos		4.784.488
Operación de Aeropuertos		3.941.268
Transferencias Varias		1.193.000
Operaciones Financieras		2.016.400
	Total del Presupuesto de funcionamiento	**23,648,800**
	Inversión	
Adquisición y Rehabilitación de Equipo		265.000
Rehabil. y Mantenim. Aeroportuario		43.510.200
	Total del Presupuesto de inversión	**43.775.200**
	TOTAL DEL PRESUPUESTO DE GASTOS	**67.424.000**

CAPÍTULO VI

2.66 INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES

ARTÍCULO 158. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2010:

Ingresos Totales	172,076,000
Menos: Aumento de Reservas	
Ingresos Disponibles	172,076,000
Gastos	172,076,000

ARTÍCULO 159. El detalle del presupuesto de ingresos aprobado en el artículo anterior, es el que a continuación se indica:

266.0.0.0.0.00.	INST. DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	172,076,000
266.1.0.0.0.00.	INGRESOS CORRIENTES	121,076,000
266.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	121,076,000
266.1.2.1.0.00.	RENTA DE ACTIVOS	89,000,000
266.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	89,000,000
266.1.2.1.3.07.	AGUA	89,000,000
266.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	10,000,000
266.1.2.3.1.00.	GOBIERNO CENTRAL	10,000,000
266.1.2.3.1.12.	MINISTERIO DE SALUD	10,000,000
266.1.2.5.0.00.	CONTRIBUCIÓN DE MEJORAS	2,000,000
266.1.2.5.0.01.	TASA DE VALORIZACIÓN	2,000,000
266.1.2.6.0.00.	INGRESOS VARIOS	20,076,000
266.1.2.6.0.10.	VIGENCIAS EXPIRADAS	14,476,000
266.1.2.6.0.99.	OTROS INGRESOS VARIOS	5,600,000
266.2.0.0.0.00.	INGRESOS DE CAPITAL	51,000,000
266.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	51,000,000
266.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	51,000,000

266.2.3.2.1.00.	GOBIERNO CENTRAL	51.000.000
266.2.3.2.1.12.	MINISTERIO DE SALUD	51.000.000

ARTÍCULO 160. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12.117.288
Dotación de Agua y Alcant. Sanitario	68.590.882
Comercialización	3.151.094
Servicios Regionales	11.277.436
Operaciones Financieras	2.195.400
Total del Presupuesto de funcionamiento	**97,332,100**
Inversión	
Desarrollo del Sistema de Agua	55.826.100
Desarrollo Sist. Alcantarillado	13.917.800
Inversiones Complementarias	5.000.000
Total del Presupuesto de inversión	**74,743,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**172,076,000**

CAPÍTULO VII

2.70 INSTITUTO DE MERCADEO AGROPECUARIO

ARTÍCULO 161. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2010:

Ingresos Totales	5.546.300
Menos: Aumento de Reservas	
Ingresos Disponibles	5.546.300
Gastos	5.546.300

ARTÍCULO 162. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

270.0.0.0.0.00.	INSTITUTO DE MERCADEO AGROPECUARIO	5.546.300
270.1.0.0.0.00.	INGRESOS CORRIENTES	4.946.300
270.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4.946.300
270.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4.046.300
270.1.2.3.1.00.	GOBIERNO CENTRAL	4.046.300
270.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	4.046.300
270.1.2.6.0.00.	INGRESOS VARIOS	900.000
270.1.2.6.0.99.	OTROS INGRESOS VARIOS	900.000

270.2.0.0.0.00.	INGRESOS DE CAPITAL	600.000
270.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	600.000
270.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	600.000
270.2.3.2.1.00.	GOBIERNO CENTRAL	600.000
270.2.3.2.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	600.000

ARTÍCULO 163. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2.175.656
Apoyo a la Comercialización	2.658.544
Operaciones Financieras	112.100
Total del Presupuesto de funcionamiento	**4,946,300**
Inversión	
Comercialización	400.000
Modernizacion Serv. Agropecuarios	200.000
Total del Presupuesto de inversión	**600,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**5,546,300**

CAPÍTULO VIII

2.73 EMPRESA DE GENERACIÓN ELÉCTRICA , S.A.

ARTÍCULO 164. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la EMPRESA DE GENERACIÓN ELÉCTRICA S.A. para la vigencia fiscal de 2010:

Ingresos Totales	29,771,600
Menos: Aumento de Reservas	
Ingresos Disponibles	29.771.600
Gastos	29.771.600

ARTÍCULO 165. El detalle del presupuesto de ingresos aprobado en el artículo anterior que a continuación se indica:

273.0.0.0.0.00.	EMPRESA DE GENERACION ELÉCTRICA S.A.	29.771.600
273.1.0.0.0.00.	INGRESOS CORRIENTES	12.441.200
273.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	12.441.200
273.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	12.441.200
273.1.2.3.1.00.	GOBIERNO CENTRAL	12.441.200
273.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	12.441.200
273.2.0.0.0.00.	INGRESOS DE CAPITAL	17.330.400
273.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	17.330.400
273.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	17.330.400

273.2.3.2.1.00.	GOBIERNO CENTRAL	17.330.400
273.2.3.2.1.16.	MEF	17.330.400

ARTÍCULO 166. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del EMPRESA DE GENERACIÓN ELÉCTRICA S.A. para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		12.441.200
	Total del Presupuesto de funcionamiento	**12.441.200**
	Inversión	
Equipamiento		17.330.400
	Total del Presupuesto de inversión	**17,330,400**
	TOTAL DEL PRESUPUESTO DE GASTOS	**29,771,600**

CAPÍTULO IX

2.78 EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A.

ARTÍCULO 167. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2010:

Ingresos Totales	73.579.300
Menos: Aumento de Reservas	
Ingresos Disponibles	73.579.300
Gastos	73,579.300

ARTÍCULO 168. El detalle del presupuesto de ingresos aprobado en el artículo anterior que a continuación se indica:

278.0.0.0.0.00.	EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	73.579.300
278.1.0.0.0.00.	INGRESOS CORRIENTES	55.235.900
278.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	54.735.900
278.1.2.4.0.00.	**TASAS Y DERECHOS**	**51.735.900**
278.1.2.4.2.00.	TASAS	51,735.900
278.1.2.4.2.65.	PEAJE POR TRANSMISIÓN DE ENERGÍA	51.735.900
278.1.2.6.0.00.	INGRESOS VARIOS	3.000.000
278.1.2.6.0.99.	OTROS INGRESOS VARIOS	3.000.000
278.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	500.000
278.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	500.000
278.1.3.2.0.23.	A EMPRESAS	500.000
278.2.0.0.0.00.	INGRESOS DE CAPITAL	18.343.400
278.2.2.0.0.00.	RECURSOS DEL CRÉDITO	1.661.800
278.2.2.2.0.00.	CRÉDITO EXTERNO	1.661.800
278.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	1.661.800

278.2.2.2.1.31.	B.I.D-1113 OC/RG	1,661,800
278.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	5,615,300
278.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	5,615,300
278.2.3.2.1.00.	GOBIERNO CENTRAL	5,615,300
278.2.3.2.1.16.	MEF	5,615,300
278.2.4.0.0.00.	SALDO EN CAJA Y BANCO	11,066,300
278.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	11,066,300
278.2.4.2.0.01.	SALDO DE CAPITAL	11,066,300

ARTÍCULO 169. **Para** la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		23,691,330
Operación Integrada		15,300,070
Operaciones Financieras		10,292,900
	Total del Presupuesto de funcionamiento	**49,284,300**
	Inversión	
TRANSMISION		20,665,980
FORTALEC. DE OTRAS INV. DE ETESA		3,629,020
	Total del Presupuesto de inversión	**24,295,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**73,579,300**

CAPITULO X

2.82 LOTERÍA NACIONAL DE BENEFICENCIA

ARTÍCULO 170. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2010:

Ingresos Totales	165,047,800
Menos: Aumento de Reservas	
Ingresos Disponibles	165,047,800
Gastos	165,047,800

ARTÍCULO 171. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

282.0.0.0.0.00.	LOTERÍA NACIONAL DE BENEFICENCIA	165,047,800
282.1.0.0.0.00.	INGRESOS CORRIENTES	165,047,800
282.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	165,047,800
282.1.2.1.0.00.	RENTA DE ACTIVOS	164,948,800
282.1.2.1.5.00.	INGRESOS POR ESPEC. DE SUERTE	164,948,800

282.1.2.1.5.01.	EMISIONES DE BILLETES DE LOTERÍA	115.000.800
282.1.2.1.5.04.	PREMIOS DEVUELTOS Y CADUCADOS	49.948.000
282.1.2.6.0.00.	INGRESOS VARIOS	99.000
282.1.2.6.0.99.	OTROS INGRESOS VARIOS	99.000

ARTÍCULO 172. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	14.367.700
Administración de Billetes	67.616.400
Transferencias	80.959.300
Total del Presupuesto de funcionamiento	**162,943,400**
Inversión	
Infraestructura	540.000
Equipamiento	1.564.400
Total del Presupuesto de inversión	**2,104,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**165,047,800**

CAPÍTULO XI

2.96 ZONA LIBRE DE COLÓN

ARTÍCULO 173. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2010:

Ingresos Totales	109.411.000
Menos: Aumento de Reservas	
Ingresos Disponibles	109.411.000
Gastos	109.411.000

ARTÍCULO 174. **El detalle del presupuesto de ingresos** aprobado en el artículo anterior es el que a continuación se indica:

296.0.0.0.0.00.	ZONA LIBRE DE COLÓN	109.411.000
296.1.0.0.0.00.	INGRESOS CORRIENTES	102.010.000
296.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	101.686.000
296.1.2.1.0.00.	RENTA DE ACTIVOS	79.713.000
296.1.2.1.1.00.	ARRENDAMIENTOS	32.409.400
296.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	13.147.800
296.1.2.1.1.02.	DE LOTES Y TIERRAS	19.261.600
296.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	25.440.000
296.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	25.440.000

296.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	21.863.600
296.1.2.1.4.02.	ASEO Y RECOLECCIÓN DE BASURA	1.308.000
296.1.2.1.4.06.	SERVICIO DE ALMACENAJE	20.555.600
296.1.2.4.0.00.	TASAS Y DERECHOS	21.603.000
296.1.2.4.2.00.	TASAS	21.603.000
296.1.2.4.2.21.	REFRENDO DE DOCUMENTOS	265.000
296.1.2.4.2.23.	EXPEDICIÓN DE CARNETS	455.000
296.1.2.4.2.45.	EXPEDICIÓN DE DOCUMENTO	2.448.000
296.1.2.4.2.51.	TASA DE SEGURIDAD Y VIGILANCIA	4.435.000
296.1.2.4.2.99.	OTRAS TASAS	14.000.000
296.1.2.6.0.00.	INGRESOS VARIOS	370.000
296.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	250.000
296.1.2.6.0.99.	OTROS INGRESOS VARIOS	120.000
296.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	324.000
296.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	324.000
296.1.3.2.0.21.	POR GOBIERNO CENTRAL	324.000
296.2.0.0.0.00.	INGRESOS DE CAPITAL	7.401.000
296.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	7.401.000
296.2.1.1.0.00.	VENTA DE ACTIVOS	7.401.000
296.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	7.401.000
296.2.1.1.1.02.	EDIFICIOS	7.401.000

ARTÍCULO 175. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		8.957.900
Comercialización y Desarrollo		3.199.400
Transferencias Varias		74.186.400
Operaciones Financieras		6.803.900
	Total del Presupuesto de funcionamiento	**93,147,600**
	Inversión	
Inversiones Estratégicas de Zona Libre		16.263.400
	Total del Presupuesto de inversión	**16,263.400**
	TOTAL DEL PRESUPUESTO DE GASTOS	**109,411,000**

CAPÍTULO XII

2.97 AGENCIA DEL AREA PANAMÁ PACIFÍCO

ARTÍCULO 176. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AGENCIA DEL AREA PANAMÁ PACIFÍCO para la vigencia fiscal de 2010:

Ingresos Totales	17.303.700
Menos: Aumento de Reservas	
Ingresos Disponibles	17.303.700
Gastos	17.303.700

ARTÍCULO 177. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

297.0.0.0.0.00.	AGENCIA DEL AREA PANAMA PACÍFICO	17.303.700
297.1.0.0.0.00.	INGRESOS CORRIENTES	7.703.700
297.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	7.703.700
297.1.2.1.0.00.	RENTA DE ACTIVOS	795.000
297.1.2.1.1.00.	ARRENDAMIENTOS	795.000
297.1.2.1.1.01.	ARRENDAMIENTOS DE EDIFICIOS Y LOCALES	261.700
297.1.2.1.1.02.	DE LOTES Y TIERRAS	533.300
297.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	6.206.300
297.1.2.3.1.00.	GOBIERNO CENTRAL	6.206.300
297.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	6.206.300
297.1.2.6.0.00.	INGRESOS VARIOS	702.400
297.1.2.6.0.99.	OTROS INGRESOS VARIOS	702.400
297.2.0.0.0.00.	INGRESOS DE CAPITAL	9.600.000
297.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	1.800.000
297.2.1.1.0.00.	VENTA DE ACTIVOS	1.800.000
297.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	1.800.000
297.2.1.1.1.01.	TERRENOS	1.800.000
297.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	7.800.000
297.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	7.800.000
297.2.3.2.1.00.	GOBIERNO CENTRAL	7.800.000
297.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI	7.800.000

ARTÍCULO 178. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AGENCIA DEL AREA PANAMÁ PACÍFICO para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		3.690.670
Desarrollo del Area Panamá Pacífico		4.013.030
	Total del Presupuesto de funcionamiento	**7.703.700**
	Inversión	
Desarrollo de Infraestructura		9.600.000
	Total del Presupuesto de inversión	**9.600,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**17.303.700**

TÍTULO V

PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

CAPÍTULO I

RESUMEN DE LOS PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

ARTÍCULO 179. Apruébase los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2010, cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas :

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	**431,085,000**	**1,233,968,900**	**1,665,053,900**	**369,726,900**	**1,295,327,000**	**1,665,053,900**
SUPERINTENDENCIA DE BANCOS	11,100,000	0	11,100,000	10,757,800	342,200	11,100,000
BANCO DE DESARROLLO AGROPECUARIO	49,511,900	53,060,800	102,572,700	13,050,800	89,521,900	102,572,700
BANCO HIPOTECARIO NACIONAL	8,042,900	8,840,600	16,883,500	11,694,900	5,188,600	16,883,500
BANCO NACIONAL DE PANAMÁ	249,770,700	937,687,600	1,187,458,300	236,529,300	950,929,000	1,187,458,300
CAJA DE AHORROS	102,467,600	234,349,900	336,817,500	90,350,900	246,466,600	336,817,500
COMISIÓN NACIONAL DE VALORES	2,575,700	0	2,575,700	2,507,700	68,000	2,575,700
INSTITUTO DE SEGURO AGROPECUARIO	7,616,200	30,000	7,646,200	4,835,500	2,810,700	7,646,200

ARTÍCULO 180. Apruébase los gastos corrientes de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2010, cuya composición se expresa a continuación en Balboas :

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN CORRIENTES	TRANSFERENCIAS CORRIENTES	APORTES AL FISCO	SUBSIDIO	INTERESES DE LA DEUDA	TOTAL
TOTAL	**252,770,700**	**107,826,400**	**0**	**0**	**9,129,800**	**369,726,900**
SUPERINTENDENCIA DE BANCOS	10,317,600	440,200	0	0	0	10,757,800
BANCO DE DESARROLLO AGROPECUARIO	11,685,800	206,000	0	0	1,159,000	13,050,800
BANCO HIPOTECARIO NACIONAL	9,091,400	118,300	0	0	2,485,200	11,694,900
BANCO NACIONAL DE PANAMÁ	131,862,800	104,584,700	0	0	81,800	236,529,300
CAJA DE AHORROS	84,497,400	449,700	0	0	5,403,800	90,350,900
COMISIÓN NACIONAL DE VALORES	2,401,200	106,500	0	0	0	2,507,700
INSTITUTO DE SEGURO AGROPECUARIO	2,914,500	1,921,000	0	0	0	4,835,500

ARTÍCULO 181. Apruébase los gastos de capital de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2010 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACION DE LA DEUDA	TOTAL
TOTAL	**1.271.093.400**	**9.278.200**	**0**	**14.955.400**	**1.295.327.000**
SUPERINTENDENCIA DE BANCOS	0	342.200	0	0	342.200
BANCO DE DESARROLLO AGROPECUARIO	80.185.300	227.600	0	9.109.000	89.521.900
BANCO HIPOTECARIO NACIONAL	1,412,400	303.200	0	3.473,000	5,188,600
BANCO NACIONAL DE PANAMÁ	945.433,900	3,121,700	0	2.373,400	950,929,000
CAJA DE AHORROS	241,326,100	5,140,500	0	0	246,466,600
COMISIÓN NACIONAL DE VALORES	0	68,000	0	0	68,000
INSTITUTO DE SEGURO AGROPECUARIO	2,735,700	75,000	0	0	2.810,700

CAPÍTULO II

3.10 SUPERINTENDENCIA DE BANCOS

ARTÍCULO 182. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2010:

Ingresos Totales	11,100,000
Menos: Aumento de Reservas	
Ingresos Disponibles	11,100,000
Gastos	11,100,000

ARTÍCULO 183. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

310.0.0.0.0.00.	SUPERINTENDENCIA DE BANCOS	11,100,000
310.1.0.0.0.00.	INGRESOS CORRIENTES	11,100,000
310.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	10,160,010
310.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,414.905
310.1.2.3.7.00.	SECTOR PRIVADO	1,414.905
310.1.2.3.7.02.	FECI	1,414.905
310.1.2.4.0.00.	TASAS Y DERECHOS	8,479,585
310.1.2.4.2.00.	TASAS	8,479,585
310.1.2.4.2.15.	INSPECCIONES Y AVALÚOS	5,157,490
310.1.2.4.2.50.	TASA DE REGULACIÓN BANCARIA	3,322,095
310.1.2.6.0.00.	INGRESOS VARIOS	265,520

310.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	50.000
310.1.2.6.0.26.	INGRESOS VARIOS	115.520
310.1.2.6.0.99.	OTROS INGRESOS VARIOS	100.000
310.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	15.000
310.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	15.000
310.1.3.1.0.12.	INSTITUCIONES DESCENTRALIZADAS	15.000
310.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	924.990
310.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	924,990
310.1.4.2.0.01.	SALDO CORRIENTE	924.990

ARTÍCULO 184. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2010. cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5.591.000
Desarrollo y Regulación Bancaria	5.509.000
Total del Presupuesto de funcionamiento	**11,100,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**11.100,000**

CAPÍTULO III

3.15 BANCO DE DESARROLLO AGROPECUARIO

ARTÍCULO 185. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2010:

Ingresos	102.572.700
Menos: Aumento de Reservas	
Ingresos Disponibles	102.572,700
Gastos	102.572.700

ARTÍCULO 186. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

315.0.0.0.0.00.	BANCO DE DESARROLLO AGROPECUARIO	102.572.700
315.1.0.0.0.00.	INGRESOS CORRIENTES	49.511.900
315.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	38.911,900
315.1.2.1.0.00.	RENTA DE ACTIVOS	15,000
315.1.2.1.1.00.	ARRENDAMIENTOS	15.000
315.1.2.1.1.01.	ARRENDAMIENTOS	15.000
315.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	37.946.900
315.1.2.3.7.00.	SECTOR PRIVADO	37.946.900
315.1.2.3.7.02.	FECI	37.946.900

315.1.2.4.0.00.	TASAS Y DERECHOS	950.000
315.1.2.4.2.00.	TASAS	950.000
315.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	950.000
315.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	10.600.000
315.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	10.600.000
315.1.3.1.0.17.	A SECTOR PRIVADO	10.600.000
315.2.0.0.0.00.	INGRESOS DE CAPITAL	53.060.800
315.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	31.049.000
315.2.1.1.0.00.	VENTA DE ACTIVOS	2.000.000
315.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	2.000.000
315.2.1.1.1.03.	OTRAS INSTALACIONES	2.000.000
315.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	29.049.000
315.2.1.3.7.00.	SECTOR PRIVADO	29.049.000
315.2.1.3.7.01.	PRÉSTAMOS AGROPECUARIOS	29.049.000
315.2.2.0.0.00.	RECURSOS DEL CRÉDITO	19.511.800
315.2.2.1.0.00.	CRÉDITO INTERNO	19.511.800
315.2.2.1.4.00.	PRÉSTAMOS	19.511.800
315.2.2.1.4.01.	GOBIERNO CENTRAL (BDA-CBN)	19.511.800
315.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2.500.000
315.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2.500.000
315.2.3.2.1.00.	GOBIERNO CENTRAL	2.500.000
315.2.3.2.1.10.	GOBIERNO CENTRAL (MIDA)	2.500.000

ARTÍCULO 187. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		7.334.400
Servicio de Crédito Agropecuario		4.785.000
Operaciones Financieras		10.268.000
	Total del Presupuesto de funcionamiento	**22,387,400**
	Inversión	
Crédito Agropecuario		75.244.300
Equipamiento		1.220.500
Rehabilitación de Sucursales		1.220.500
Prog.Espec.Crédito Contingente		2.500.000
	Total del Presupuesto de inversión	**80,185,300**
	TOTAL DEL PRESUPUESTO DE GASTOS	**102,572,700**

CAPÍTULO IV
3.30 BANCO HIPOTECARIO NACIONAL

ARTÍCULO 188. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2010:

Ingresos Totales	16.883.500
Menos: Aumento de Reservas	
Ingresos Disponibles	16.883.500
Gastos	16.883.500

ARTÍCULO 189. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

330.0.0.0.0.00.	BANCO HIPOTECARIO NACIONAL	16.883.500
330.1.0.0.0.00.	INGRESOS CORRIENTES	8.042.900
330.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3.019.300
330.1.2.1.0.00.	RENTA DE ACTIVOS	299.300
330.1.2.1.1.00.	ARRENDAMIENTOS	299.300
330.1.2.1.1.01.	ARRENDAMIENTOS	299.300
330.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	800.000
330.1.2.3.1.00.	GOBIERNO CENTRAL	800.000
330.1.2.3.1.14.	TRANSFERENCIA CORRIENTE	800.000
330.1.2.4.0.00.	TASAS Y DERECHOS	15.000
330.1.2.4.2.00.	TASAS	15.000
330.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	15.000
330.1.2.6.0.00.	INGRESOS VARIOS	1.905.000
330.1.2.6.0.11.	REINTEGROS	1.496.800
330.1.2.6.0.99.	OTROS INGRESOS VARIOS	408.200
330.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	5.023.600
330.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	5.023.600
330.1.3.1.0.17.	A SECTOR PRIVADO	5.023.600
330.2.0.0.0.00.	INGRESOS DE CAPITAL	8.840.600
330.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	8.040.600
330.2.1.1.0.00.	VENTA DE ACTIVOS	2.501.700
330.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	2.501.700
330.2.1.1.1.01.	TERRENOS	2.501.700
330.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	5.538.900
330.2.1.3.7.00.	SECTOR PRIVADO	5.538.900
330.2.1.3.7.03.	PRÉSTAMOS HIPOTECARIOS	5.538.900
330.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	800.000
330.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	800.000
330.2.3.2.1.00.	GOBIERNO CENTRAL	800.000
330.2.3.2.1.14.	MINISTERIO DE LA VIVIENDA	800.000

ARTÍCULO 190. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	6.056.000
Operaciones de Créditos	3.440.600

Transferencias Varias	16.300
Operaciones Financieras	5.958.200
Total del Presupuesto de funcionamiento	**15.471.100**
Inversión	
Inversiones Propias Del B.H.N.	1.412,400
Total del Presupuesto de inversión	**1.412.400**
TOTAL DEL PRESUPUESTO DE GASTOS	**16,883,500**

CAPÍTULO V

3.45 BANCO NACIONAL DE PANAMÁ

ARTÍCULO 191. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2010:

Ingresos Totales	1.187,458.300
Menos: Aumento de Reservas	
Ingresos Disponibles	1.187,458.300
Gastos	1.187,458.300

ARTÍCULO 192. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

345.0.0.0.0.00.	BANCO NACIONAL DE PANAMÁ	1.187.458.300
345.1.0.0.0.00.	INGRESOS CORRIENTES	249,770,700
345.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	7,453.500
345.1.2.1.0.00.	RENTA DE ACTIVOS	1.139.500
345.1.2.1.1.00.	ARRENDAMIENTOS	3,500
345.1.2.1.1.99.	OTROS ARRENDAMIENTOS N.E.O.C.	3.500
345.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	1.136.000
345.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	1,136,000
345.1.2.4.0.00.	TASAS Y DERECHOS	6.314.000
345.1.2.4.2.00.	TASAS	6,314,000
345.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	6.314.000
345.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	242.317.200
345.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	227.234.100
345.1.3.1.0.11.	AL GOBIERNO CENTRAL	34.922.800
345.1.3.1.0.12.	INSTITUCIONES DESCENTRALIZADAS	35.300
345.1.3.1.0.13.	A EMPRESAS PÚBLICAS	5.872.000
345.1.3.1.0.14.	A INTERMEDIARIOS FINANCIEROS	270.000
345.1.3.1.0.17.	A SECTOR PRIVADO	135.610.100
345.1.3.1.0.99.	OTROS INTERESES Y COMISIONES	50.523.900
345.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	15.083.100
345.1.3.2.0.27.	POR SECTOR PRIVADO	15.083.100
345.2.0.0.0.00.	INGRESOS DE CAPITAL	937,687,600
345.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	937.687.600
345.2.1.1.0.00.	VENTA DE ACTIVOS	8.564.300

345.2.1.1.2.00.	VENTA DE BIENES INMUEBLES	8.564.300
345.2.1.1.2.99.	OTROS BIENES MUEBLES	8.564.300
345.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	929.123.300
345.2.1.3.1.00.	GOBIERNO CENTRAL	249.339.800
345.2.1.3.1.01.	GOBIERNO CENTRAL	249.339.800
345.2.1.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	1.027.500
345.2.1.3.2.45.	AUTORIDAD DE TURISMO DE PANAMA	1.027.500
345.2.1.3.3.00.	EMPRESAS PÚBLICAS	7.242.300
345.2.1.3.3.02.	TOCUMEN, S.A.	3.500.000
345.2.1.3.3.38.	AUTORIDAD DE AERONAUTICA CIVIL	1.315.800
345.2.1.3.3.66.	IDAAN	75.200
345.2.1.3.3.78.	ETESA	2.200.000
345.2.1.3.3.96.	ZONA LIBRE DE COLÓN	151.300
345.2.1.3.4.00.	INTERMEDIARIOS FINANCIEROS	300.000
345.2.1.3.4.10.	SUPERINTENDENCIA DE BANCOS	300.000
345.2.1.3.7.00.	SECTOR PRIVADO	671.213.700
345.2.1.3.7.04.	PRÉSTAMOS VARIOS	671.213.700

ARTÍCULO 193. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Servicios Bancarios		239.569.200
Operaciones Financieras		2.455.200
	Total del Presupuesto de funcionamiento	**242,024,400**
	Inversión	
Crédito Comercial		690.720.700
Obras y Construcciones		18.900.000
Crédito Agropecuario		143.696.900
Crédito Para Vivienda		70.000.000
Equipamiento de Sucursales		22.116.300
	Total del Presupuesto de inversión	**945,433,900**
	TOTAL DEL PRESUPUESTO DE GASTOS	**1,187,458,300**

CAPÍTULO VI
3.60 CAJA DE AHORROS

ARTÍCULO 194. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la CAJA DE AHORROS para la vigencia fiscal de 2010:

Ingresos Totales	336.817.500
Menos: Aumento de Reservas	
Ingresos Disponibles	336.817.500
Gastos	336.817.500

ARTÍCULO 195. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

360.0.0.0.0.00.	CAJA DE AHORROS	336.817.500
360.1.0.0.0.00.	INGRESOS CORRIENTES	102.467.600
360.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	52.000
360.1.2.1.0.00.	RENTA DE ACTIVOS	52.000
360.1.2.1.1.00.	ARRENDAMIENTOS	52.000
360.1.2.1.1.01.	ARRENDAMIENTOS	52.000
360.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	102.415.600
360.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	102.415.600
360.1.3.1.0.17.	A SECTOR PRIVADO	102.415.600
360.2.0.0.0.00.	INGRESOS DE CAPITAL	234.349.900
360.2.1.0.0.00.	RECURSOS DEL PATRIMONIO	163.049.000
360.2.1.4.0.00.	RECUPERACIÓN DE COLOCACIONES	163.049.000
360.2.1.4.9.00.	RECUPERACIÓN DE COLOCACIONES	163.049.000
360.2.1.4.9.01.	OTROS RECUPERACIÓN DE COLOCACIONES	163.049.000
360.2.4.0.0.00.	SALDO EN CAJA Y BANCO	71.300.900
360.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	71.300.900
360.2.4.2.0.01.	SALDO DE CAPITAL	71.300.900

ARTÍCULO 196. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la CAJA DE AHORROS para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	18.972.600
Captación y Colocación	61.894.200
Control de Operaciones	9.169.900
Operaciones Financieras	5.403.800
Fiscalización Gubernamental	50.900
Total del Presupuesto de funcionamiento	**95,491,400**
Inversión	
Hipotecarios y Construcción	116.392.000
Adquisición Inmuebles y Equipo	13.432.100
Otros Préstamos	111.502.000
Total del Presupuesto de inversión	**241.326.100**
TOTAL DEL PRESUPUESTO DE GASTOS	**336.817.500**

CAPÍTULO VII

3.65 COMISIÓN NACIONAL DE VALORES

ARTÍCULO 197. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la COMISIÓN NACIONAL DE VALORES para la vigencia fiscal de 2010:

Ingresos Totales	2.575.700
Menos: Aumento de Reservas	
Ingresos Disponibles	2.575.700
Gastos	2.575.700

ARTÍCULO 198. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

365.0.0.0.0.00.	COMISIÓN NACIONAL DE VALORES	2.575.700
365.1.0.0.0.00.	INGRESOS CORRIENTES	2.575.700
365.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2.575.700
365.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	711.800
365.1.2.3.1.00.	GOBIERNO CENTRAL	711.800
365.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	711.800
365.1.2.4.0.00.	TASAS Y DERECHOS	1.802.900
365.1.2.4.2.00.	TASAS	1.802.900
365.1.2.4.2.60.	TASA REGULACIÓN DE VALORES	1.802.900
365.1.2.6.0.00.	INGRESOS VARIOS	61.000
365.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	60.000
365.1.2.6.0.99.	OTROS INGRESOS VARIOS	1.000

ARTÍCULO 199. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la COMISIÓN NACIONAL DE VALORES para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,877.300
Regulación del Mercado de Valores	698.400
Total del Presupuesto de funcionamiento	**2,575,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,575,700**

CAPÍTULO VIII

3.90 INSTITUTO DE SEGURO AGROPECUARIO

ARTÍCULO 200. Para la ejecución de los programas de funcionamiento el presupuesto de ingresos y gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2010:

Ingresos Totales	7.646.200
Menos: Aumento de Reservas	
Ingresos Disponibles	7.646.200
Gastos	7.646.200

ARTÍCULO 201. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

390.0.0.0.0.00.	INSTITUTO DE SEGURO AGROPECUARIO	7,646,200
390.1.0.0.0.00.	INGRESOS CORRIENTES	7,616,200
390.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	7,616,200
390.1.2.1.0.00.	RENTA DE ACTIVOS	6,290,000
390.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	6,290,000
390.1.2.1.4.10.	PRIMA DE SEGUROS	6,290,000
390.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,321,200
390.1.2.3.1.00.	GOBIERNO CENTRAL	1,321,200
390.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	1,321,200
390.1.2.6.0.00.	INGRESOS VARIOS	5,000
390.1.2.6.0.99.	OTROS INGRESOS VARIOS	5,000
390.2.0.0.0.00.	INGRESOS DE CAPITAL	30,000
390.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	30,000
390.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	30,000
390.2.3.2.1.00.	GOBIERNO CENTRAL	30,000
390.2.3.2.1.10.	GOBIERNO CENTRAL (MIDA)	30,000

ARTÍCULO 202. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2010, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		1,430,360
Seguro Agropecuario		3,480,140
	Total del Presupuesto de funcionamiento	**4,910,500**
	Inversión	
Equipamento		361,000
Infraestructura		255,000
Garantias para actividad Agropecuaria		2,119,700
	Total del Presupuesto de inversión	**2,735,700**
	TOTAL DEL PRESUPUESTO DE GASTOS	**7,646,200**

TÍTULO VI

NORMAS GENERALES DE ADMINISTRACIÓN PRESUPUESTARIA

CAPÍTULO I

OBJETO Y ÁMBITO

ARTÍCULO 203. EL PRESUPUESTO GENERAL DEL ESTADO. El Presupuesto General del Estado es la estimación de los ingresos y la autorización máxima de los gastos que podrán comprometer las Instituciones del Gobierno Central, las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros para ejecutar sus planes, programas y proyectos, así como para lograr los objetivos y las metas institucionales de acuerdo con las políticas del Gobierno, en materia de desarrollo económico y social.

ARTÍCULO 204. OBJETO. Las Normas Generales de Administración Presupuestaria contienen el conjunto de disposiciones que regirán la ejecución, el seguimiento y la evaluación, así como el cierre y la liquidación del Presupuesto General del Estado para la vigencia fiscal de 2010.

ARTÍCULO 205. ÁMBITO. Las Normas Generales de Administración Presupuestaria se aplicarán para el manejo del Presupuesto y serán de obligatorio cumplimiento para las Instituciones del Gobierno Central, Instituciones Descentralizadas, Empresas Públicas y los Intermediarios Financieros.

En los Municipios y Juntas Comunales estas normas se aplicarán supletoriamente. De igual forma, en las Sociedades Anónimas en las que el Estado posea el cincuenta y un por ciento (51%) o más de las acciones o del patrimonio, en los temas que no desarrolle el respectivo instrumento jurídico mediante el cual se constituyen.

CAPÍTULO II

EJECUCIÓN DEL PRESUPUESTO

ARTÍCULO 206. EJECUCIÓN DEL PRESUPUESTO. La ejecución del Presupuesto es el conjunto de decisiones y acciones operativas, administrativas y financieras que se desarrollan para la realización de los planes, programas y proyectos establecidos en el Presupuesto General del Estado. La ejecución del Presupuesto de Ingresos se fundamenta en el concepto de caja, que es la captación física de los recursos financieros, cuya disponibilidad permite la ejecución del Presupuesto de Gastos.

Con el objeto de evaluar la gestión presupuestaria institucional, la información sobre la ejecución presupuestaria de gastos se elaborará sobre la base del compromiso, el devengado y el pago realizado por todos los bienes y servicios que reciben las instituciones que integran el Sector Público.

ARTÍCULO 207. PRINCIPIOS DE LA ADMINISTRACIÓN PRESUPUESTARIA. Las actuaciones de quienes participen en las distintas fases de la administración presupuestaria se regirán por los principios de legalidad, transparencia, eficiencia, eficacia, publicidad y responsabilidad, para hacer efectivo el ejercicio periódico de la rendición de cuentas.

ARTÍCULO 208. PRINCIPIO GENERAL. No se podrá tramitar la adquisición de bienes y servicios, si en el Presupuesto no se cuenta con la partida asignada específica que autoriza el gasto, ni se podrá realizar ningún pago, si no se ha cumplido previamente con la formalización del registro presupuestario de esta obligación.

ARTÍCULO 209. ASIGNACIONES MENSUALES. Las instituciones públicas presentarán, al Ministerio de Economía y Finanzas, a más tardar quince días después de aprobado el Proyecto de Ley de Presupuesto General del Estado por el Consejo de Gabinete:

1. Las solicitudes de asignaciones mensuales de ingresos y gastos.
2. El flujo de caja por mes para el periodo fiscal.
3. Las metas en función de su estructura programática.

Las autorizaciones máximas de los gastos de funcionamiento e inversión se distribuirán en asignaciones mensuales, de acuerdo con el cronograma de ejecución. Las asignaciones mensuales serán aprobadas para cada partida por el Ministerio de Economía y Finanzas, basándose en los programas de trabajo, los cronogramas de actividades y la previsión del comportamiento de los ingresos. En caso de que las instituciones públicas no presenten las solicitudes en el plazo señalado, el Ministerio procederá a determinar tales asignaciones.

El Ministerio de Economía y Finanzas informará a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional sobre el detalle del Presupuesto General del Estado, incluyendo las asignaciones mensuales de los ingresos y gastos.

ARTÍCULO 210. UNIDAD DE CAJA. Todos los ingresos del Gobierno Central deberán consignarse en el Presupuesto, y se depositarán a favor del Tesoro Nacional en el Banco Nacional de Panamá, contra el cual se expedirá toda orden de pago para cubrir los compromisos causados por las autorizaciones de gastos, originadas en sus distintas dependencias.

Las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros se regirán por el mismo principio de unidad de caja, de conformidad con la autonomía administrativa y financiera dispuesta en su respectiva Ley.

En el caso de los ingresos creados por leyes especiales con destino específico, su recaudación y depósito se harán de acuerdo con el presente artículo. Para mantener información actualizada sobre estos ingresos, la respectiva entidad beneficiaria de estos informará los detalles de cada caso, al

Ministerio de Economía y Finanzas y a la Contraloría General de la República, cada vez que sea creado uno de ellos.

ARTÍCULO 211. FASES DE LA EJECUCIÓN DEL PRESUPUESTO DE GASTOS. La ejecución del presupuesto de gastos se realiza en tres etapas secuenciales: Compromiso, Devengado y Pago, conceptos que se definen a continuación:

COMPROMISO es el registro de la obligación adquirida por una institución pública, conforme a los procedimientos y a las normas establecidas, que conlleva una erogación a favor de terceros con cargo a la disponibilidad de fondos de la respectiva partida presupuestaria del periodo fiscal vigente, y constituye la compra de bienes o servicios independientemente de su entrega, pago o consumo.

DEVENGADO es el registro de la obligación de pagar por los bienes o servicios recibidos, entregados por el proveedor, sin considerar el momento en que se consumen. Su registro se hará mediante los informes de recepción de almacén o de servicios.

PAGO es el registro de la emisión y entrega de efectivo por caja menuda, cheque o transferencia electrónica de fondos a favor de los proveedores, por los bienes y servicios recibidos.

SECCIÓN 1ª
INGRESOS O RENTAS

ARTÍCULO 212. PRINCIPIOS DE UNIVERSALIDAD, UNIDAD Y TRANSPARENCIA. El Presupuesto de Ingresos reflejará el total de los ingresos corrientes y de capital, incluyendo los de gestión institucional, del Gobierno Central, de las Instituciones Descentralizadas, de las Empresas Públicas y de los Intermediarios Financieros, de acuerdo con las fuentes de ingresos establecidas en el Manual de Clasificación Presupuestaria del Ingreso Público.

Esta información debe hacerse de conocimiento público a través de los medios de acceso masivo.

ARTÍCULO 213. INGRESOS DE GESTIÓN INSTITUCIONAL. Son los ingresos generados por las unidades administrativas de la entidad para solventar gastos específicos.

La totalidad de los ingresos de gestión institucional del Gobierno Central, de las Instituciones Descentralizadas, de las Empresas Públicas (incluyendo las constituidas como sociedades anónimas) y de los Intermediarios Financieros deberá incluirse en el Presupuesto General del Estado en cada vigencia fiscal. Los ingresos de gestión no podrán utilizarse para sustentar gastos de planilla, contratos, alquileres o cualquier otro gasto que genere una obligación recurrente.

Deben excluirse las donaciones en especie, los ingresos generados por los comités de salud, los clubes de padres de familia y las asociaciones de docentes y de servidores públicos, ya que no constituyen ingresos de gestión institucional por tratarse de organismos no gubernamentales. También deben excluirse los ingresos generados en centros educativos y universidades por la venta de bienes o servicios concesionados a terceras personas. En los casos de servicios concesionados, solo se ingresarán a la entidad los montos originados por el pago de la concesión o el alquiler acordado en el contrato.

Cuando una entidad pública dedicada al desarrollo de la ciencia, la tecnología y la investigación científica reciba fondos de organismos o empresas nacionales o del extranjero para realizar estudios, investigaciones y análisis relativos al desarrollo científico, tecnológico y sanitario, utilizará los mecanismos establecidos en los términos acordados en el respectivo documento suscrito con el suscriptor. Los gastos y activos resultantes en cada ejercicio fiscal deberán ser incorporados en cada periodo fiscal.

ARTÍCULO 214. INGRESOS ADICIONALES. Si una entidad del Gobierno Central o del Sector Descentralizado devenga, recauda o percibe un ingreso adicional autorizado por ley, decreto o resolución, y quiere hacer uso de este ingreso, deberá incorporarlo al presupuesto mediante crédito adicional. Se incluyen en este concepto los ingresos de gestión institucional y las donaciones voluntarias o producto de convenios.

Igual tratamiento se dará a las donaciones en especie; no obstante, deberán ser puestas en conocimiento del Ministerio de Economía y Finanzas y de la Contraloría General de la República, para efectos del cierre y la liquidación del presupuesto, según los procedimientos establecidos por dichas entidades.

ARTÍCULO 215. INGRESOS DEL CRÉDITO INTERNO. Las entidades públicas podrán gestionar la contratación de recursos del crédito, previa autorización del Ministerio de Economía y Finanzas.

Las entidades públicas de financiamiento que otorgan facilidades de crédito a instituciones públicas suministrarán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros diez días de cada mes, un informe que refleje el estado del crédito concedido a las entidades públicas.

ARTÍCULO 216. EXCEDENTES DE LOS INGRESOS. Cuando las recaudaciones de los ingresos excedan a los ingresos estimados en el Presupuesto General del Estado podrán ser incorporadas, mediante créditos adicionales, para su uso.

En caso de no procederse según lo indicado, se reflejará como saldo en caja al final del periodo. Cuando se trate de ingresos de aplicación específica, el excedente se determinará en forma individual.

ARTÍCULO 217. INGRESOS RECAUDADOS INFERIORES A LOS PRESUPUESTADOS. Cuando en cualquier época del año fiscal el Ministerio de Economía y Finanzas considere que los ingresos recaudados son inferiores a los establecidos en el Presupuesto General del Estado y no exista previsión para solventar tal condición, presentará al Órgano Ejecutivo un plan de reducción del gasto, tomando en consideración lo señalado en el artículo 275 de la Constitución Política. Este plan será sometido a la aprobación del Consejo de Gabinete y de la Comisión de Presupuesto de la Asamblea Nacional, para la correspondiente modificación del Presupuesto General del Estado.

ARTÍCULO 218. MODIFICACIÓN DE LOS INGRESOS. Las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas reducciones e incrementos entre las partidas de ingresos, a fin de mantener el monto de la recaudación programada y del equilibrio presupuestario. El Ministerio de Economía y Finanzas realizará las adecuaciones en la fuente de la partida de gastos cuando se requiera, y lo comunicará, según proceda, al solicitante, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 219. DEPÓSITO DE LOS FONDOS PÚBLICOS. El Banco Nacional de Panamá será el depositario oficial de los fondos públicos, y la Contraloría General de la República será la responsable de vigilar que, por ningún concepto, se abran cuentas en otras entidades financieras. En caso de que así se hiciera, aun cuando se trate de depósitos a plazo fijo, la Contraloría General de la República procederá a cancelar los fondos y a ingresar los depósitos al Tesoro Nacional o a la cuenta de la institución del Sector Descentralizado en el Banco Nacional de Panamá, según sea el caso.

Se exceptúan de esta disposición la Caja de Seguro Social, el Instituto para la Formación y Aprovechamiento de los Recursos Humanos, el Registro Público y las entidades autónomas del Estado reconocidas como tales en su respectivo instrumento orgánico, instituciones que, por la naturaleza de sus operaciones y el origen de sus recursos y reservas, podrán colocar parte de estos en la Caja de Ahorros, para lo cual deberán solicitar previamente autorización al Ministerio de Economía y Finanzas y notificar a la Contraloría General de la República para implementar el mecanismo de fiscalización y refrendo de esos recursos.

PARÁGRAFO. Los ingresos netos generados en concepto de arrendamiento de las viviendas del área revertida se depositarán en la cuenta especial denominada Fondo Especial para Viviendas de Interés Social (FEVIS), la cual administra el Ministerio de Vivienda; no obstante, en la medida en que se realicen las ventas de dichas viviendas, los recursos se transferirán al Fondo Fiduciario para el Desarrollo, creado mediante la Ley 20 de 1995, modificada por la Ley 22 de 2000 y la Ley 57 de 2004.

SECCIÓN 2ª
EGRESOS O GASTOS

ARTÍCULO 220. NIVELES DE ASIGNACIÓN DE RECURSOS. La asignación de recursos corresponderá al último rango o nivel de la estructura programática, que está constituida por: programa, subprograma y actividad o proyecto.

ARTÍCULO 221. EJECUCIÓN DE LAS ASIGNACIONES MENSUALES. La ejecución del presupuesto de gastos se realizará en función de las asignaciones mensuales y sobre la base de las fases de Compromiso, Devengado y Pago.

ARTÍCULO 222. CONTROL DE LAS ASIGNACIONES MENSUALES. El control de las asignaciones mensuales y del pago de estas lo llevarán las propias instituciones, el Ministerio de Economía y Finanzas, por medio de la Dirección de Presupuesto de la Nación y de la Dirección General de Tesorería, y la Contraloría General de la República, en el ámbito de sus respectivas competencias y responsabilidades. El saldo libre de una partida al finalizar un mes será acumulado a la asignación del siguiente mes.

ARTÍCULO 223. REDISTRIBUCIÓN DE LAS ASIGNACIONES MENSUALES. Las instituciones públicas podrán solicitar redistribución de las asignaciones mensuales al Ministerio de Economía y Finanzas, que la autorizará y comunicará al solicitante cuando proceda.

En las entidades incorporadas al Sistema de Administración Financiera de Panamá (SIAFPA), la autorización y comunicación se harán electrónicamente. En las entidades que aún no están incorporadas al SIAFPA, se autorizará y comunicará al solicitante cuando proceda y a la Comisión de Presupuesto de la Asamblea Nacional, para su conocimiento.

ARTÍCULO 224. ESCALA SALARIAL Y LÍMITE DE REMUNERACIÓN. La escala salarial para el nivel directivo de la Administración Pública quedará consignada conforme a la Estructura de Puestos aprobada para cada institución.

Con excepción del Presidente de la República, los Vicepresidentes, los Ministros de Estado y demás cargos establecidos por ley, ningún funcionario podrá recibir en concepto de sueldo, gastos de representación o cualquier otra remuneración, una suma mayor que la asignada para el cargo de Viceministro de Estado, en cada concepto.

Quedan comprendidos dentro de la excepción que señala este artículo, los cargos que en forma expresa autorice el Órgano Ejecutivo, mediante decreto ejecutivo.

ARTÍCULO 225. PAGO DE VACACIONES. Solo se pagarán las vacaciones a funcionarios activos cuando se haga uso del tiempo, y a los ex funcionarios, con cargo a créditos reconocidos, cuando la partida esté consignada en el presupuesto de la respectiva institución.

Los funcionarios que hayan acumulado más de dos meses de vacaciones deberán hacer uso del excedente en forma programada.

El Órgano Ejecutivo podrá determinar lo conducente, en cuanto a los Organismos de Seguridad del Estado.

PARÁGRAFO. Se exceptúa el caso de los funcionarios activos con periodos constitucionales o legales que sean reelectos en sus cargos, quienes tendrán derecho a cobrar en efectivo las vacaciones correspondientes a periodos anteriores al que desempeñan, cuando exista la partida presupuestaria asignada en el presupuesto.

ARTÍCULO 226. PROHIBICIÓN DE EJERCER UN CARGO ANTES DE LA TOMA DE POSESIÓN. Ninguna persona entrará a ejercer cargo público de carácter permanente, probatorio o transitorio, sin que antes hubiera tomado posesión del cargo, previa autorización del nombramiento mediante el decreto o resuelto de personal correspondiente, y solo tendrá vigencia fiscal con posterioridad a la fecha de la toma de posesión.

Si un funcionario pasa a ocupar otro cargo público o recibe un ajuste salarial, recibirá la nueva remuneración desde la fecha de toma de posesión y en ningún caso tendrá efecto retroactivo.

Se exceptúan, por razón de necesidad de servicios, el personal que designe el Órgano Ejecutivo y el personal docente del Ministerio de Educación y de las universidades oficiales, así como los médicos y odontólogos internos y médicos residentes del Ministerio de Salud y de la Caja de Seguro Social, quienes podrán iniciar sus servicios, antes de la formalización de su nombramiento, mediante una toma de posesión provisional, en la cual se constate el cargo, el número de posición, el monto de los emolumentos, la fecha de inicio de labores y las partidas presupuestarias correspondientes.

PARÁGRAFO. En los casos de sociedades anónimas en que el Estado sea dueño del cincuenta y uno por ciento (51%) o más de sus acciones o del patrimonio y cuya relación laboral es regida por el Ministerio de Trabajo y Desarrollo Laboral, el inicio de labores del funcionario quedará expresado en el respectivo contrato de trabajo.

ARTÍCULO 227. ACCIONES DE PERSONAL. Las acciones de personal relativas a destituciones, ajustes salariales y ascensos emitidos por las instituciones del Gobierno Central de los cargos de Carrera Administrativa se presentarán a la Dirección General de Carrera Administrativa del Ministerio de la Presidencia para su evaluación y recomendación, posteriormente, se remitirán al Ministerio de Economía y Finanzas para su revisión y al Presidente de la República para su consideración y aprobación. Los cargos que no son de Carrera Administrativa se remitirán al Ministerio de Economía y Finanzas para su revisión y al Presidente de la República para su consideración y aprobación. Las acciones de personal de las instituciones del Sector Descentralizado de los cargos de Carrera Administrativa se presentarán a la Dirección General de Carrera Administrativa del Ministerio de la Presidencia para su evaluación y recomendación, posteriormente, se remitirán al Ministerio de Economía y Finanzas para su revisión y autorización.

Se exceptúan de esta norma los nombramientos de Ministros, Viceministros, Directores y Subdirectores Generales, Gerentes y Subgerentes Generales, Rectores y Vicerrectores y Administradores y Subadministradores Generales, que se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento y a la Contraloría General de la República para su pronta incorporación a la planilla correspondiente.

Las acciones de personal (nombramientos, destituciones, ajustes salariales y ascensos) que realicen la Asamblea Nacional, la Contraloría General de la República, el Órgano Judicial, el Ministerio Público, el Tribunal Electoral, la Fiscalía General Electoral, el Tribunal de Cuentas, la Fiscalía de Cuentas, la Defensoría del Pueblo, la Caja de Seguro Social y la Superintendencia de Bancos se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento, y a la Contraloría General de la República para su pronta incorporación a la planilla correspondiente.

ARTÍCULO 228. PERSONAL TRANSITORIO Y CONTINGENTE. Personal transitorio son los funcionarios que ocupan cargos en programas o actividades, debidamente incluidos en la estructura de personal, cuyo periodo no será mayor de doce meses y expirará con la vigencia fiscal. Personal contingente son los funcionarios que ocupan cargos en programas o actividades con base en el detalle de la estructura de puestos, cuyo periodo no será mayor de seis meses y expirará con la vigencia fiscal.

En los casos de nombramiento de personal transitorio y contingente, se requerirá la acción de personal mediante resuelto interno, el cual será sometido a la fiscalización de la Contraloría General de la República.

Cuando se trate de nombramientos nuevos, la entidad correspondiente remitirá copia de dichas acciones de personal al Ministerio de Economía y Finanzas para su debido registro y control.

Cuando en cualquier caso se identifique inconsistencia en las partidas asignadas, el Ministerio de Economía y Finanzas comunicará a la entidad que emitió dicho resuelto para que proceda con los ajustes correspondientes, y remitirá copia de dicho informe a la Contraloría General de la República.

El personal asignado a proyectos de inversión, cuyas fuentes de financiamiento involucren recursos locales y externos, se imputará al objeto de gasto 004 - Personal Transitorio para Inversiones.

PARÁGRAFO. Las instituciones del Sector Público que realicen nombramientos de personal transitorio y contingente deberán incluir obligatoriamente el pago de las cuotas a la seguridad social cuando se confeccionen las planillas adicionales y eventuales.

ARTÍCULO 229. PROHIBICIÓN DE NOMBRAR PERSONAL INTERINO. No se podrá nombrar personal con carácter interino cuando el titular del cargo se encuentre en uso de vacaciones o de licencia con derecho a sueldo, con excepción de los casos de funcionarios cuyas actividades están relacionadas directamente con la función de enseñanza-aprendizaje y de asistencia médica de las instituciones de educación y salud, respectivamente.

ARTÍCULO 230. SERVICIOS ESPECIALES. Los servicios especiales comprenden los servicios prestados por profesionales, técnicos o personas naturales que no son empleados públicos, siempre que no se tengan cargos similares en la estructura de puestos de la entidad. Se podrá cargar a esta partida la contratación de funcionarios, cuando estos obtengan licencia sin sueldo en la institución donde laboran y los servicios sean prestados en una institución distinta a la que concede la licencia.

Los honorarios mensuales para este tipo de contratación no excederán el monto equivalente a tres mil balboas (B/.3,000.00) mensuales, y la autorización se otorgará de acuerdo con el detalle incluido en el Presupuesto General del Estado. Los contratos que por la calidad del servicio excedan el monto establecido deberán contar con la autorización del Órgano Ejecutivo. Dichas contrataciones tendrán que reflejar la siguiente información: tipo de servicio especial requerido, número de meses y monto de la cuantía mensual y total, y disponibilidad presupuestaria para cubrir las contribuciones a la seguridad social.

Los pagos de estos honorarios se podrán hacer mensualmente o en forma parcial contra informe de avance, y el pago final contra la aprobación del producto final de los servicios contratados, de acuerdo con la Estructura de Puestos, previamente autorizada y registrada por el Ministerio de Economía y Finanzas.

PARÁGRAFO. Los contratos por servicios especiales requerirán la autorización e incorporación en el sistema de registro presupuestario bajo la administración del Ministerio de Economía y Finanzas. Se remitirá constancia de estos registros a la Comisión de Presupuesto.

ARTÍCULO 231. CONSULTORÍA. La contratación de consultorías se ceñirá a los procedimientos contenidos en la Ley 22 de 2006, sobre Contratación Pública, y deberá contar previamente con la certificación del Ministerio de Economía y Finanzas de que cuenta con el financiamiento garantizado.

Los pagos de estos contratos se harán en forma parcial contra informe de avance y nota de aceptación satisfactoria, y el pago final, contra la aprobación del producto final de los servicios contratados.

Los contratos de consultoría con profesionales o técnicos, personas naturales o jurídicas, nacionales o extranjeros, para la realización de estudios, investigaciones, diseños, supervisión de obras, capacitación y otros de similar naturaleza, se imputarán a la partida de consultorías, y deberán definir los objetivos, las tareas que se van a realizar y el cronograma de actividades.

ARTÍCULO 232. GASTOS DE REPRESENTACIÓN. Solo tendrán derecho a gastos de representación los funcionarios que ocupen como titulares los cargos de: Presidente de la República; Vicepresidentes de la República; Ministros y Viceministros de Estado; Secretarios Generales; Diputados, Secretario y Subsecretarios Generales de la Asamblea Nacional; Director y Subdirector Nacional de Asesoría Legal Parlamentaria; Director y Subdirector Nacional de Asesoría Legislativa; Rectores y Vicerrectores de las universidades oficiales; Procurador General de la Nación; Procurador de la Administración; Magistrados de la Corte Suprema de Justicia; Magistrados de los Tribunales Superiores; Magistrados del Tribunal Administrativo de Contrataciones Públicas; Magistrados del Tribunal Electoral y el Fiscal General Electoral; Defensor del Pueblo; Adjunto del Defensor del Pueblo; Contralor y Subcontralor General de la República; Magistrados del Tribunal de Cuentas; Fiscal de Cuentas; Gobernadores; Directores y Subdirectores Generales de las instituciones del Sector Descentralizado; Administradores y Subadministradores Generales de las instituciones del Sector Descentralizado; Gerentes y Subgerentes Generales de las instituciones del Sector Descentralizado; Director y Subdirector General de la Policía Nacional; Director y Subdirector Nacional de Inteligencia y Seguridad; Director y Subdirector General del Servicio Nacional de Fronteras; Director y Subdirector General del Servicio Nacional Aeronaval; Director y Subdirector del Servicio de Protección Institucional de la Presidencia de la República; Secretarios Ejecutivos Nacionales de la Presidencia de la República; Jefes de Misiones Diplomáticas; Directores y Subdirectores Nacionales; Presidente, Secretario y Tesorero de los Consejos Provinciales de Coordinación; Directores Regionales y Provinciales; Comisionados, Subcomisionados, Mayores y Capitanes de la Policía Nacional, del Servicio Nacional Aeronaval, del Servicio de Protección Institucional de la Presidencia de la República y los cargos que por ley tengan derecho, siempre que en el Presupuesto se provea la correspondiente asignación. Los gastos de representación se pagarán a los funcionarios mientras ejerzan sus respectivos cargos.

Durante la vigencia de la presente Ley, no podrán incrementarse los gastos de representación, respecto a la asignación original para el cargo ni crearse para cargos que no están expresamente citados en el párrafo anterior.

ARTÍCULO 233. SOBRETIEMPO. Solo se reconocerá remuneración por sobretiempo cuando el funcionario haya sido previamente autorizado por el jefe inmediato a laborar en horarios extraordinarios. Dicho sobretiempo solo se podrá autorizar cuando exista la disponibilidad en la partida presupuestaria correspondiente y no exceda del veinticinco por ciento (25%) de la jornada regular de acuerdo con las limitaciones y excepciones establecidas en las leyes existentes. Solo se pagará remuneración por trabajos extraordinarios efectivamente realizados hasta un monto que no exceda el cincuenta por ciento (50%) del sueldo regular de un mes. Quedan exceptuados de los límites anteriores los funcionarios del Tribunal Electoral cuando se requieran consultas populares y los funcionarios del Sector Salud cuando presten sus servicios en el interior del país.

ARTÍCULO 234. VIÁTICOS EN EL INTERIOR DEL PAÍS. Cuando se viaje en misión oficial dentro del territorio nacional, se reconocerán viáticos por concepto de alimentación y hospedaje de acuerdo con la siguiente tabla:

1. Para Ministros, Viceministros, Diputados Principales y Suplentes, Secretario y Subsecretarios Generales de la Asamblea Nacional, Procurador General de la Nación, Procurador de la Administración, Magistrados de la Corte Suprema de Justicia, del Tribunal Electoral; del Tribunal de Cuentas; y del Tribunal Administrativo de Contrataciones Públicas; Contralor y Subcontralor General,; Fiscal General Electoral,; Fiscal de Cuentas; Defensor del Pueblo, Adjunto del Defensor del Pueblo, Secretarios Ejecutivos Nacionales de la Presidencia de la República, Directores y Subdirectores Generales, Gerentes y Subgerentes Generales, Administradores y Subadministradores Generales y Rectores y Vicerrectores de las universidades oficiales, ex Presidentes y ex Vicepresidentes de la República, en función pública: B/.75.00 diarios.

2. Para otros funcionarios: B/.55.00 diarios.

Cuando la misión se cumpla en un día, solo se reconocerán como viáticos los gastos de transporte y alimentación. En caso de que deba cumplirse en el lugar habitual de trabajo, fuera de las horas laborables, podrá reconocerse el gasto de alimentación y transporte con cargo a dichas partidas. Estos pagos se harán de acuerdo con el Reglamento que establezcan las entidades, y en ningún caso excederán la tabla general de viáticos que establezca el Ministerio de Economía y Finanzas.

Los funcionarios públicos deberán rendir un informe de los resultados de la misión oficial realizada a su superior jerárquico.

ARTÍCULO 235. VIÁTICOS EN EL EXTERIOR DEL PAÍS. En los casos en que sea necesario enviar a funcionarios en misiones oficiales fuera del país, el titular de la institución pública que solicite la autorización para el viaje presentará al Ministerio de la Presidencia la petición de autorización con no menos de quince días de antelación a la fecha de partida. Esta autorización solamente será revocada por el Ministerio de la Presidencia. La solicitud debe tener la siguiente información: el nombre del funcionario que habrá de viajar; el país o los países que visitará; el objeto del viaje; los resultados esperados de la misión; el costo total del viaje, desglosando los gastos de transporte y de viáticos del funcionario, y el detalle de la ruta o itinerario de las líneas aéreas que se utilizarán. Se excluyen de este requisito los funcionarios de los Órganos Legislativo y Judicial, así como del Ministerio Público, la Contraloría General de la República, el

Tribunal Electoral, las sociedades anónimas y las entidades financieras. Los viáticos serán los siguientes:

1. Para Ministros, Viceministros, Diputados Principales y Suplentes, Secretario y Subsecretarios Generales de la Asamblea Nacional, Procurador General de la Nación, Procurador de la Administración, Magistrados de la Corte Suprema de Justicia, del Tribunal Electora, del Tribunal de Cuentas y del Tribunal Administrativo de Contrataciones Públicas, Contralor y Subcontralor General de la República, Fiscal General Electoral, Fiscal de Cuentas, Defensor del Pueblo, Adjunto del Defensor del Pueblo, Secretarios Ejecutivos Nacionales de la Presidencia de la República, Directores y Subdirectores Generales, Gerentes y Subgerentes Generales, Administradores y Subadministradores Generales y Rectores y Vicerrectores de las universidades oficiales, ex Presidentes y ex Vicepresidentes de la República, en función pública:

Europa, Asia, África y Oceanía	B/.500.00 diarios.
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.450.00 diarios.
México, Centroamérica, el Caribe y el resto de América Latina	B/.250.00 diarios.

2. Para otros funcionarios:

Europa, Asia, África y Oceanía	B/.400.00 diarios.
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.300.00 diarios.
México, Centroamérica, el Caribe y resto de América Latina	B/.200.00 diarios.

Cuando un funcionario participe en un evento internacional, cuya duración no exceda de diez días laborables y la institución patrocinadora del exterior no cubra la totalidad de los viáticos, recibirá la diferencia del viático establecido para misiones oficiales. En los casos en que la institución patrocinadora del exterior cubra los gastos, se apoyará al funcionario con un diferencial del treinta por ciento (30%) del viático establecido para misiones oficiales.

Los funcionarios que reciban esta asignación deberán presentar un informe sustantivo sobre los resultados de la misión atendida a su regreso al país.

ARTÍCULO 236. VIAJES DE FUNCIONARIOS AL EXTERIOR. El Presidente y los Vicepresidentes de la República, los Ministros y Viceministros, los Diputados Principales y Suplentes, el Secretario y los Subsecretarios Generales de la Asamblea Nacional, el Defensor del Pueblo, el Adjunto del Defensor del Pueblo, el Procurador General de la Nación, el Procurador de la Administración, los Magistrados de la Corte Suprema de Justicia, del Tribunal Electoral, el Tribunal de Cuentas y el Tribunal Administrativo de Contrataciones Públicas, el Fiscal General Electoral, el Fiscal de Cuentas, el Contralor y el Subcontralor General de la República, los Embajadores, los

Directores y Subdirectores Generales, los Gerentes y Subgerentes Generales, los Rectores y los Administradores y Subadministradores Generales de las entidades del Sector Descentralizado, ex Presidentes y ex Vicepresidentes de la República, en función pública, cuando viajen al exterior en misión oficial, podrán hacerlo en clase ejecutiva. El resto de los funcionarios que viajen al exterior en misión oficial viajarán en clase económica.

Los funcionarios que requieran viajar en una clase superior deberán pagar la diferencia de su propio peculio.

ARTÍCULO 237. TRANSFERENCIAS A ENTIDADES DESCENTRALIZADAS. Las transferencias corrientes y de capital a favor de las entidades descentralizadas se asignarán y ejecutarán a través del ministerio coordinador del sector para fines de registro e información sectorial.

ARTÍCULO 238. PAGO DE BIENES Y SERVICIOS Y OBLIGACIONES A LA SEGURIDAD SOCIAL. La porción correspondiente al pago de los bienes y servicios y de las obligaciones de la seguridad social será centralizada a través de la Dirección General de Tesorería del Ministerio de Economía y Finanzas, de acuerdo con las siguientes modalidades:

1. Las entidades del Gobierno Central deberán efectuar los trámites necesarios dentro de la entidad para la consecución de las partidas presupuestarias y así proceder al registro presupuestario y financiero de estas.
2. En el caso de las entidades descentralizadas subsidiadas, se retendrá, a través de la Dirección General de Tesorería, la porción correspondiente al pago de los bienes y servicios y de las obligaciones de la seguridad social.
3. Las entidades públicas no subsidiadas deberán realizar los trámites necesarios dentro de la entidad para la consecución de las partidas presupuestarias y así proceder al registro presupuestario y pagos de los bienes y servicios y de las obligaciones de la seguridad social.

ARTÍCULO 239. TRANSFERENCIAS A PERSONAS NATURALES O JURÍDICAS. Cuando se trate de transferencias a personas naturales o jurídicas y a organismos internacionales, el ministerio respectivo autorizará la disposición de dichos recursos y llevará un registro y control de los desembolsos, de conformidad con las normas y procedimientos vigentes.

ARTÍCULO 240. INDEMNIZACIONES ORDENADAS POR LOS TRIBUNALES. Las sentencias de los tribunales que ordenen indemnizaciones son de obligatorio cumplimiento para las instituciones públicas. Para cumplir esta obligación, la respectiva institución podrá solicitar una transferencia de partida o un crédito adicional para cubrir tal erogación si no hubiera asignación para ese propósito. Cuando estas indemnizaciones causen erogación en más de un ejercicio fiscal, las partidas correspondientes deberán consignarse anualmente en el presupuesto de la institución pública respectiva hasta su cancelación.

ARTÍCULO 241. USO DE CELULARES. El gasto en concepto de celulares adquiridos para el servicio público, de acuerdo con los límites contratados, solo se reconocerá a los funcionarios que ejercen los cargos de Presidente y Vicepresidentes de la República; Diputados, Secretario y Subsecretarios Generales de la Asamblea Nacional; Ministros y Viceministros de Estado; Gobernadores; Magistrados de la Corte Suprema de Justicia; Procurador General de la Nación; Procurador de la Administración; Contralor y Subcontralor General de la República; Defensor del Pueblo; Adjunto del Defensor del Pueblo; Magistrados del Tribunal Electoral y Fiscal General Electoral; Magistrados del Tribunal Administrativo de Contrataciones Públicas; Directores y Subdirectores Generales, Gerentes y Subgerentes Generales; Administradores y Subadministradores Generales; Rectores de Universidades Públicas, y Secretarios y Subsecretarios Generales de las entidades del Sector Público.

Cuando a otros funcionarios no descritos en el párrafo anterior se les asigne esta facilidad, dicho gasto deberá ser cubierto de su propio peculio.

ARTÍCULO 242. ADQUISICIONES Y CONTRATOS MULTIANUALES. En las compras de medicamentos, de equipo e instrumental médico-quirúrgico, de laboratorio, sanitario, odontológico, de rayos x y otros similares, así como en los contratos de alquiler, de mantenimiento, de arrendamiento financiero y operativo y de consultoría, cuya duración sea mayor de un año, se procederá como sigue:

1. La institución sustentará, ante la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas, el tiempo estimado de los contratos por adquisiciones de bienes y servicios y los pagos efectivos durante el transcurso de dicha ejecución, para cada vigencia fiscal.

2. El acto público se realizará por el valor total del contrato de la adquisición de bienes y servicios. El contrato indicará la partida presupuestaria correspondiente al pago estimado para la vigencia en curso, y la obligación de la institución de incluir, en los presupuestos de las próximas vigencias fiscales, las partidas presupuestarias programadas por los montos a pagar en dichas vigencias.

SECCIÓN 3ª
EJECUCIÓN DE LAS INVERSIONES PÚBLICAS

ARTÍCULO 243. EJECUCIÓN DE INVERSIONES. La ejecución de inversiones se inicia con el llamado al acto público o la solicitud de excepción. Para tal fin, se deberá contar previamente con su autorización en el Presupuesto General del Estado y la disponibilidad de la partida presupuestaria correspondiente.

El llamado al acto público o la solicitud de excepción deberá indicar la partida presupuestaria con cargo a la cual se realizará el gasto. En los casos a que se refiere el artículo 23 de la Ley 22 de 2006, sobre Contratación Pública, se deberá contar previamente con la certificación del Ministerio de Economía y Finanzas de que el proyecto cuenta con el financiamiento garantizado.

ARTÍCULO 244. INVERSIONES PÚBLICAS POR CONTRATO. Las inversiones públicas se realizarán por contrato. Para este propósito, las instituciones ejecutoras prepararán o contratarán, con cargo al proyecto, los servicios de profesionales o técnicos y de firmas privadas para la confección de los correspondientes pliegos, planos, especificaciones y cronogramas de trabajo que servirán para la realización del acto público y demás trámites pertinentes.

ARTÍCULO 245. INVERSIONES PÚBLICAS POR ADMINISTRACIÓN DIRECTA. En caso de urgencia, las inversiones podrán ejecutarse por administración directa. La institución ejecutora deberá contar, antes del inicio de la obra, con los planos terminados, el presupuesto de la obra y el cronograma de realizaciones. El personal asignado a las oficinas ejecutoras de proyectos se podrá contratar como personal contingente o transitorio con cargo al presupuesto de funcionamiento, y podrá permanecer hasta que concluya la ejecución del proyecto. En los casos de proyectos de inversión, cuyas fuentes de financiamiento involucren recursos tantos locales como externos, se viabiliza la utilización del objeto de gastos Personal Transitorio para Inversiones (004). La contratación requerida por servicios profesionales se hará con base en lo establecido en el artículo 218 de la presente Ley.

PARÁGRAFO. Los costos de la administración del proyecto, incluyendo al personal asignado, no excederán el treinta por ciento (30%) del monto total de la asignación anual del proyecto.

ARTÍCULO 246. ANTICIPO Y PAGO A CONTRATISTAS. No se autorizarán pagos sin la presentación de las cuentas debidamente examinadas por la Contraloría General de la República, sobre obras efectivamente realizadas o sobre sus avances. Cuando la ejecución del contrato o de la obra requiera de desembolsos anticipados, el pliego de cargos y las especificaciones técnicas de la licitación pública así lo hará constar, al igual que el respectivo contrato de ejecución de obra, con indicación del requisito de constitución de la fianza de anticipo que deberá ser del ciento por ciento (100%) del valor anticipado.

ARTÍCULO 247. PAGO MEDIANTE CARTAS DE CRÉDITO. La forma de pago mediante el mecanismo de carta de crédito, tanto para compras locales como para compras en el exterior, se utilizará por parte del Sector Público cuando la naturaleza de la obra así lo amerite, siempre que el pliego de cargos de la respectiva licitación así lo haga constar y quede debidamente estipulado en el correspondiente contrato. La gestión para la apertura del crédito ante el Banco Nacional de Panamá deberá ser previamente autorizada por el Ministerio de Economía y Finanzas y refrendada por la Contraloría General de la República.

ARTÍCULO 248. INVERSIONES MULTIANUALES. Para los efectos de proyectos de inversión de duración mayor de un año, se procederá como sigue:

1. La institución, junto con la Dirección de Presupuesto de la Nación y la Dirección de Programación de Inversiones del Ministerio de Economía y Finanzas, estimará el tiempo de ejecución del proyecto y los pagos efectivos durante el transcurso de ejecución de este.
2. La licitación pública se realizará por la totalidad del proyecto, y el contrato entre el Estado y el contratista incluirá la partida presupuestaria correspondiente al pago estimado para la vigencia en curso, debidamente certificada por la Dirección de Presupuesto de la Nación. De igual forma, el contrato deberá incluir una cláusula que obliga a la institución, y por ende al Estado, a incluir en los presupuestos de la institución de las próximas vigencias fiscales los recursos financieros programados a pagar durante esas vigencias correspondientes. Estos proyectos tendrán prioridad sobre cualquier otro proyecto, y la institución estará obligada a ejecutar el proyecto en forma prioritaria. El Ministerio de Economía y Finanzas, de igual forma, a través del Presupuesto General del Estado de las vigencias fiscales correspondientes, honrará las obligaciones contraídas y les dará prioridad a los proyectos en ejecución.

ARTÍCULO 249. AUMENTO DEL COSTO DE LA INVERSIÓN. Los aumentos del costo total de un proyecto de inversión, debidamente justificados por razones técnicas no previstas en los planos y especificaciones originales, deberán contar previamente con las asignaciones presupuestarias respectivas.

PARÁGRAFO. En los contratos que tengan como garantía adicional la retención de un porcentaje de las cuentas presentadas por avance de obras, se podrá devolver esta retención al contratista cuando se compruebe que el alcance del contrato original se ha cumplido, aun cuando queden pendientes la aprobación y autorización de acuerdos suplementarios que hubieran sido acordados.

ARTÍCULO 250. **INVERSIONES DE DESARROLLO LOCAL Y OBRAS** COMUNITARIAS. Las transferencias de capital del presupuesto de inversión correspondiente a los Proyectos de Desarrollo Local y Obras Comunitarias serán asignadas en forma igualitaria y desembolsadas de acuerdo con los avances de ejecución de obras y de los ingresos recaudados.

ARTÍCULO 251. REGISTRO DE GASTOS EN LOS PROYECTOS DE INVERSIÓN. Los desembolsos de los fondos a través de convenios de empréstitos o donaciones deberán ingresar a la Cuenta del Tesoro Nacional para efectos de registro y, posteriormente, podrán ser depositados en las cuentas indicadas en dichos convenios o donaciones, para los efectos de su administración.

No se registrarán gastos en los proyectos de inversión con financiamiento local, si previamente no se han recibido los desembolsos correspondientes.

ARTÍCULO 252. REGISTRO DE LAS INVERSIONES DEL BANCO NACIONAL DE PANAMÁ Y LA CAJA DE AHORROS. Por la naturaleza de las inversiones que realizan el Banco Nacional de Panamá y la Caja de Ahorros, los cuales compiten en el mercado financiero, se autoriza para que ambas entidades en su Programa de Inversiones realicen las modificaciones en ejecución de las asignaciones presupuestarias, con la finalidad de mantener el equilibrio entre los gastos y el presupuesto autorizado. De igual manera, esta medida se aplicará a los intereses que se pagan a los cuentahabientes de ambas entidades financieras.

ARTÍCULO 253. CONTRATOS DE PRÉSTAMOS EXTERNOS. Los pliegos de cargos y demás documentos de las licitaciones para la ejecución de obras o adquisición de bienes y servicios, financiados con fondos provenientes de contratos de préstamos con organismos financieros internacionales o gobiernos extranjeros, podrán incluir las normas y procedimientos previstos en dichos contratos.

PARÁGRAFO. Solamente se comprometerá el pago con fuente externa cuando se haya recibido el desembolso o esté garantizada su recepción oficialmente.

SECCIÓN 4ª
MODIFICACIONES AL PRESUPUESTO

ARTÍCULO 254. TRASLADO DE PARTIDA. El traslado de partida es la transferencia de recursos en las partidas del Presupuesto, con saldo disponible de fondos o sin utilizar, a otras que se hayan quedado con saldos insuficientes o que no tengan asignación presupuestaria.

Los traslados de partidas se podrán realizar entre el 15 de enero y el 30 de noviembre; no obstante, podrán realizarse en cualquier época del año en el caso de obras de inversiones y gastos para la atención de servicios sociales.

Las instituciones públicas presentarán las solicitudes de traslados de saldos disponibles de fondos entre las partidas presupuestarias al Ministerio de Economía y Finanzas, el cual autorizará o no la correspondiente solicitud, previa verificación de la efectiva disponibilidad de los saldos no comprometidos. Los traslados de partidas de trescientos mil balboas (B/.300,000.00) o más se remitirán a la Comisión de Presupuesto de la Asamblea Nacional para su consideración. Si la Comisión de Presupuesto no realiza ninguna actuación dentro de los ocho días hábiles siguientes al recibo de la solicitud, se entenderá que ha sido aprobada la modificación correspondiente. Si por el contrario, la Comisión de Presupuesto realiza actuación, se suspende el término, y se comunicará a la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas y a la entidad solicitante, hasta tanto la entidad solicitante realice la sustentación ante la Comisión, que la aprobará o la rechazará.

La documentación correspondiente a los traslados de partidas menores de trescientos mil balboas (B/.300,000.00) se remitirá a la Comisión de Presupuesto de la Asamblea Nacional. Esta Comisión podrá hacer las citaciones a las instituciones solicitantes cuando considere necesario requerir una sustentación de estos traslados.

PARÁGRAFO 1. En los casos de emergencia nacional declarada por el Consejo de Gabinete mediante resolución, se faculta al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, para realizar traslados de partidas con el fin de hacerle frente a dicha emergencia, por un monto de hasta un millón de balboas (B/.1,000,000.00). La documentación correspondiente se remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento. Esta Comisión podrá citar a las instituciones solicitantes cuando considere necesario requerir una sustentación de estos traslados.

PARÁGRAFO 2. No se podrá dividir el objeto de gasto de la partida presupuestaria en partes o grupos, con el fin de que el monto objeto del traslado no alcance los trescientos mil balboas (B/.300,000.00).

ARTÍCULO 255. LIMITACIONES A LOS TRASLADOS DE PARTIDAS. Las solicitudes de traslados de saldos de las partidas de gastos deberán ajustarse a las siguientes normas:

1. Los saldos de las partidas de gastos de funcionamiento podrán ser trasladados entre sí, con excepción de los saldos de las partidas de sueldos fijos, contribuciones a la seguridad social a la Caja de Seguro Social, servicios básicos, cuotas a organismos internacionales y del Servicio de la Deuda Pública, cuando corresponda a ahorros comprobados, los cuales serán verificados por el Ministerio de Economía y Finanzas.
2. Los saldos de las partidas de funcionamiento podrán reforzar proyectos de inversión; no obstante, las partidas de inversión no podrán trasladarse para reforzar partidas de funcionamiento.
3. Los saldos de las partidas de inversiones podrán trasladarse entre sí.
4. Se prohíbe trasladar saldos disponibles para reforzar las partidas del objeto del gasto codificadas en el grupo de Asignaciones Globales, con excepción de los Gastos del Servicio Exterior.

ARTÍCULO 256. CRÉDITOS ADICIONALES. Los créditos adicionales son los que aumentan el monto del Presupuesto General del Estado y se dividen en dos clases: extraordinarios y suplementarios. Los extraordinarios son los que se aprueban con el fin de atender causas imprevistas y urgentes, así como los gastos que demanden la creación de un servicio y/o proyecto no previsto en el Presupuesto. Los suplementarios, los destinados a proveer la insuficiencia en las partidas existentes en el Presupuesto.

ARTÍCULO 257. VIABILIDAD DE LOS CRÉDITOS ADICIONALES. Los créditos adicionales serán viables cuando exista un superávit o excedente real en el Presupuesto de Ingresos, cuando exista un ingreso que no haya sido incluido en el Presupuesto o cuando se cree uno nuevo.

Dichas solicitudes de créditos adicionales se tramitarán de acuerdo con los niveles de ejecución de los programas, las actividades y los proyectos, demostrados por las entidades solicitantes.

ARTÍCULO 258. PLAZOS PARA LOS CRÉDITOS ADICIONALES. Los créditos adicionales que se generen en las instituciones públicas se solicitarán al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, acompañados de una justificación que permita a este Ministerio realizar un análisis evaluativo de su viabilidad. En el caso de las entidades del Sector Descentralizado, se deberá incluir la resolución de aprobación de la respectiva Junta Directiva. Las solicitudes se podrán presentar, entre el 1 de marzo y el 30 de septiembre del año de la vigencia del Presupuesto, al Ministerio de Economía y Finanzas, y a la Comisión de Presupuesto de la Asamblea Nacional hasta el 15 de octubre, a fin de ser votadas por esta.

El Consejo Económico Nacional y el Consejo de Gabinete, según lo que corresponda, por solicitud expresa del Presidente de la República, están facultados para considerar créditos adicionales fuera de los periodos estipulados en este artículo, y la Comisión de Presupuesto de la Asamblea Nacional estará facultada para darles el trámite correspondiente.

ARTÍCULO 259. PROCEDIMIENTO DE LOS CRÉDITOS ADICIONALES. Las instituciones públicas presentarán las solicitudes de créditos adicionales al Ministerio de Economía y Finanzas, el cual elaborará el proyecto de resolución.

Cuando el proyecto de resolución recomendado no exceda un monto de tres millones de balboas (B/.3,000,000.00), será remitido al Consejo Económico Nacional para su aprobación y, posteriormente, junto con el informe sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, se someterá a la aprobación final de la Comisión de Presupuesto de la Asamblea Nacional. Cuando el proyecto de resolución recomendado exceda un monto de tres millones de balboas (B/.3,000,000.00), se remitirá al Consejo Económico Nacional para que emita su opinión favorable; posteriormente, junto con el informe favorable sobre la viabilidad financiera y la conveniencia de la Contraloría General de la República, será remitido para la aprobación del Consejo de Gabinete, que lo remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su aprobación o rechazo.

La Contraloría General de la República deberá pronunciarse por escrito sobre la viabilidad financiera y la conveniencia, en un plazo no mayor de quince días hábiles, contado desde la fecha en que recibe la documentación enviada por el Ministerio de Economía y Finanzas.

ARTÍCULO 260. MODIFICACIONES PRESUPUESTARIAS ENTRE INSTITUCIONES. El Ministerio de Economía y Finanzas podrá tramitar modificaciones al Presupuesto General del Estado, a través de la Dirección de Presupuesto de la Nación, por medio de la reducción del monto de una o más instituciones, con el propósito de incrementar la asignación de otra u otras, mediante el procedimiento de traslado de partidas.

ARTÍCULO 261. MODIFICACIÓN A LA ESTRUCTURA DE PUESTOS. Las modificaciones a la estructura de puestos que requieran las instituciones públicas, cuyos cargos se encuentran acreditados en la Carrera Administrativa, deberán ser solicitadas a la Dirección General de Carrera Administrativa, que las evaluará y recomendará, a partir del 15 de enero hasta el 15 de septiembre, posteriormente las remitirá al Ministerio de Economía y Finanzas para su evaluación y registro. Los cargos o las entidades que no están acreditadas en la Carrera Administrativa remitirán al Ministerio de Economía y Finanzas, a partir del 15 de enero hasta el 15 de septiembre, las solicitudes de modificaciones, a fin de eliminar posiciones vacantes, crear posiciones nuevas, modificar posiciones existentes y asignar dietas y sobresueldos debidamente autorizados. El Ministerio de Economía y Finanzas enviará a la Comisión de Presupuesto de la Asamblea Nacional la documentación correspondiente para su conocimiento.

El monto de los aumentos y de las creaciones establecidos en los cambios de la estructura de puestos solo podrán ser financiados mediante la disminución y eliminación de puestos.

Cuando la modificación a la estructura de puestos solicitada conlleva un traslado de partida, este podrá ser tramitado simultáneamente con la solicitud de modificación.

En el caso de las solicitudes que incluyan cargos bajo el régimen de Carrera Administrativa, deberán adjuntar la recomendación favorable de la Dirección General de Carrera Administrativa. El Ministerio de Economía y Finanzas determinará la forma en que dichas solicitudes serán presentadas mediante el procedimiento de resoluciones.

CAPÍTULO III
SEGUIMIENTO Y EVALUACIÓN DEL PRESUPUESTO

ARTÍCULO 262. SEGUIMIENTO Y EVALUACIÓN. Seguimiento es verificar si la ejecución del Presupuesto se está realizando de acuerdo con los planes, programas, proyectos y decisiones, así como identificar problemas y solucionarlos. Evaluación es verificar si los resultados obtenidos y logros alcanzados han sido oportunos y a costos razonables, y reajustar los programas si es indispensable.

ARTÍCULO 263. PROCEDIMIENTO. El Ministerio de Economía y Finanzas realizará el seguimiento y la evaluación de los programas incluidos en el Presupuesto General del Estado, para asegurar que su avance físico y financiero corresponda a lo previsto.

En caso de determinarse atraso en los calendarios de ejecución preparados por las propias instituciones ejecutoras, el Ministerio de Economía y Finanzas podrá retener los pagos, con base en las asignaciones mensuales establecidas, hasta que se solucionen los problemas que obstaculizan la ejecución del Presupuesto.

El Ministerio de Economía y Finanzas dará seguimiento a la ejecución financiera del Sector Público, y si en cualquier época del año considera fundadamente que el total de los ingresos disponibles pueda ser inferior al total de los gastos autorizados en el Presupuesto General del Estado, presentará un plan de contención del gasto público al Consejo de Gabinete para su aprobación y posterior comunicación a las instituciones públicas. Este plan también podrá ser aprobado mediante Resolución Ejecutiva, con el concepto favorable de la Comisión de Presupuesto de la Asamblea Nacional, para lo cual el Órgano Ejecutivo remitirá toda la documentación necesaria a dicha Comisión.

El Ministerio de Economía y Finanzas también podrá presentar al Órgano Ejecutivo un plan de reducción del gasto público, cuando en cualquier época del año los ingresos efectivamente recaudados sean inferiores a los presupuestados y no exista previsión para solventar tal condición. Este plan será sometido a la aprobación del Consejo de Gabinete y a la Comisión de Presupuesto de la Asamblea Nacional, para la correspondiente modificación del Presupuesto General del Estado.

PARÁGRAFO 1. Los ajustes por contención o reducción del gasto a los presupuestos del Órgano Legislativo, del Órgano Judicial, del Ministerio Público, del Tribunal Electoral, de la Defensoría del Pueblo y de la Contraloría General de la República no serán porcentualmente superiores en cada una de estas instituciones al ajuste del Presupuesto General del Estado, y afectarán los renglones que estas determinen, respetando los gastos de forzoso cumplimiento.

PARÁGRAFO 2. Desde el año fiscal en que se inicie un presupuesto de elecciones con miras a la realización de estas y hasta el año fiscal en que se celebren, el Tribunal Electoral queda exceptuado de la aplicación de esta norma restrictiva. Durante este periodo, el Tribunal Electoral tendrá siempre a su disposición las partidas que le hubieran sido aprobadas en el Presupuesto General del Estado.

ARTÍCULO 264. PLAZOS E INFORMES. Las instituciones públicas remitirán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros diez días de cada mes, un informe que muestre la ejecución presupuestaria con todos los detalles que sean solicitados, especialmente la información referente a sus ingresos, gastos, inversiones, deuda pública, flujo de caja, gestión administrativa, indicadores de gestión, logros programáticos y volúmenes de trabajo. En adición y dentro de los primeros veinte días del vencimiento de cada trimestre, presentarán a estas instituciones una copia de sus estados financieros.

Con base en lo anterior, el Ministerio de Economía y Finanzas, junto con la Contraloría General de la República, presentará a la Presidencia de la República y a la Comisión de Presupuesto de la Asamblea Nacional un informe trimestral analítico consolidado sobre la Ejecución Presupuestaria del Sector Público dentro de los cuarenta y cinco días siguientes a la terminación del trimestre correspondiente. El Ministerio de Economía y Finanzas presentará el Informe Trimestral de Ejecución Física y Financiera de las Inversiones del Sector Público, que incluye las inversiones financiadas por el Fondo Fiduciario para el Desarrollo. La ejecución presupuestaria de los egresos o gastos deberá reflejar los compromisos registrados en la contabilidad presupuestaria a la fecha de presentación del informe, ajustados los gastos contingentes que se hayan comprometido.

La Contraloría General de la República presentará al Órgano Ejecutivo y al Órgano Legislativo un informe trimestral sobre el estado financiero de la Administración Pública, sin perjuicio de hacerlo con mayor frecuencia cuando las circunstancias lo ameriten o cuando le sea requerido por cualquiera de estos. Por su parte, el Ministerio de Economía y Finanzas presentará trimestralmente a la Comisión de Presupuesto un informe sobre el Estado de la Deuda Pública y su servicio. Estos informes se presentarán dentro de los cuarenta y cinco días siguientes a la terminación del siguiente trimestre.

CAPÍTULO IV
CIERRE Y LIQUIDACIÓN DEL PRESUPUESTO

ARTÍCULO 265. CIERRE PRESUPUESTARIO. Cierre es la finalización de la vigencia presupuestaria anual después de la cual no se registra recaudación de ingresos ni se realiza compromiso de gastos con cargo al Presupuesto clausurado. El cierre se realizará el 31 de diciembre del 2010.

El Ministerio de Economía y Finanzas presentará el informe de cierre a la Comisión de Presupuesto de la Asamblea Nacional para analizar el cumplimiento en la ejecución del Presupuesto General del Estado, a más tardar dentro de los sesenta días siguientes al cierre fiscal.

ARTÍCULO 266. RESERVA DE CAJA. Con el propósito de facilitar el cierre del Presupuesto, las instituciones públicas deberán solicitar al Ministerio de Economía y Finanzas reservas de caja de los compromisos devengados existentes al 31 de diciembre, estos deben ser pagados a más tardar el último día laborable del mes de abril del siguiente año.

Para el caso de proyectos o cuentas que cubren más de una vigencia, las instituciones deberán incluir en las solicitudes de reserva solamente los compromisos a pagar durante el año de la vigencia presupuestaria.

ARTÍCULO 267. LIQUIDACIÓN PRESUPUESTARIA. Liquidación es el conocimiento de los resultados de la ejecución presupuestaria de la situación financiera del Sector Público. La liquidación del Presupuesto del 2010 se realizará hasta el 30 de abril del año 2011.

Corresponde al Ministerio de Economía y Finanzas, coordinadamente con la Contraloría General de la República, realizar la liquidación del Presupuesto General del Estado, con base en los informes presentados por las entidades públicas y en la información proporcionada por la contabilidad gubernamental.

ARTÍCULO 268. SALDO EN CAJA LIBRE. El saldo en caja libre es la disponibilidad financiera de recursos menos las reservas de caja autorizadas por el Ministerio de Economía y Finanzas.

CAPÍTULO V
DISPOSICIONES VARIAS

ARTÍCULO 269. PRESENTACIÓN DE ANTEPROYECTO DE PRESUPUESTO. Las instituciones públicas presentarán al Ministerio de Economía y Finanzas su anteproyecto de presupuesto para cada vigencia fiscal, a más tardar el 30 de junio de cada año. A las entidades que no cumplan con esta disposición, se les tomará como anteproyecto la cifra preliminar que presenta el Ministerio de Economía y Finanzas a través de la Dirección de Presupuesto de la Nación.

El anteproyecto de presupuesto deberá incluir los indicadores de gestión, los objetivos y metas programáticas vinculadas con los recursos, así como las proyecciones de ingresos y gastos de funcionamiento e inversión, a mediano plazo, para un periodo no menor de tres años adicionales.

ARTÍCULO 270. MODIFICACIÓN A LA ESTRUCTURA PROGRAMÁTICA. Las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas, a partir del 1 de febrero hasta el 30 de abril, modificaciones a su estructura programática, a través de la Dirección de Presupuesto de la Nación, que las evaluará y recomendará.

ARTÍCULO 271. TRASLADOS DE FUNCIONARIOS ENTRE ENTIDADES DEL ESTADO. Del 15 de enero hasta el 30 de junio y previa consulta a la Dirección General de Carrera Administrativa, el servidor público nombrado para prestar servicios en una entidad del Estado, que es requerido por otra, podrá ser transferido a esta última mediante la solicitud formulada al Ministerio de Economía y Finanzas por la institución interesada, la aceptación de la institución que hizo el nombramiento y el consentimiento del funcionario afectado. El Ministerio de Economía y Finanzas preparará la resolución ejecutiva correspondiente con el detalle de las afectaciones presupuestarias y, una vez aprobada, comunicará la acción a las entidades involucradas y a la Contraloría General de la República. La ejecución de esta decisión requerirá únicamente de la aprobación del Presidente de la República y del acta de inicio de labores correspondiente.

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ARTÍCULO 272. AUTORIZACIÓN PARA DESCUENTOS MENSUALES DE LAS CUENTAS CORRIENTES DE LAS INSTITUCIONES. Se autoriza al Ministerio de Economía y Finanzas para que instruya al Banco Nacional de Panamá a descontar mensualmente, de las cuentas corrientes de las instituciones públicas, las sumas de dinero correspondientes a su cuenta de consumo de servicios básicos, contribuciones a la seguridad social y aportes al Gobierno Central.

Se incluyen en esta disposición las transferencias o aportes a favor de instituciones públicas, consignadas en los presupuestos de las instituciones receptoras como parte de sus ingresos, así como las establecidas por leyes especiales.

ARTÍCULO 273. COMPENSACIÓN DE CRÉDITOS Y DÉBITOS ENTRE INSTITUCIONES PÚBLICAS. Se autoriza la compensación de créditos a favor y deudas a cargo del Gobierno Central, entre éste y las entidades del Sector Descentralizado, y de estas entre sí. La autorización para la compensación en referencia estará a cargo del Órgano Ejecutivo a través del Consejo de Gabinete. Para hacer efectiva esta disposición, deberá cumplirse con los mecanismos presupuestarios correspondientes.

A los efectos de cumplir con los trámites de compensación antes señalados, el Ministerio de Economía y Finanzas, junto con las entidades afectadas, acordará el procedimiento apropiado para los ajustes y registros necesarios. Este procedimiento deberá ser notificado a la Contraloría General de la República y a la Comisión de Presupuesto.

ARTÍCULO 274. INFORME SOBRE POLÍTICAS Y SISTEMA SALARIAL. Con el propósito de conformar una base de datos central del sistema presupuestario y salarial, las instituciones públicas deberán remitir al Ministerio de Economía y Finanzas, mensualmente, y a la Comisión de Presupuesto de la Asamblea Nacional copias de sus respectivos sistemas de planilla con la siguiente información:

1. Datos básicos individuales de cada funcionario.
2. **Clase ocupacional a la que pertenece el funcionario.**
3. Carrera y régimen al que pertenece.
4. Unidad organizativa a la que pertenece.
5. Clasificación presupuestaria programática del cargo.
6. Conceptos e importes pagados según la planilla.

PARÁGRAFO. La Dirección General de Carrera Administrativa tendrá acceso a esta información. Se faculta al Ministerio de Economía y Finanzas para que establezca los procedimientos necesarios, a efecto de cumplir con esta disposición.

ARTÍCULO 275. MANUAL DE ORGANIZACIÓN Y DE CLASES OCUPACIONALES. Las instituciones del Sector Público deberán actualizar sus respectivos manuales institucionales de organización y de clases ocupacionales, según la metodología adoptada por el Ministerio de Economía y Finanzas y la Dirección General de Carrera Administrativa, en lo que corresponde al Manual de Clases Ocupacionales.

La actualización de ambos manuales será adoptada para la elaboración de los subsiguientes presupuestos.

ARTÍCULO 276. BONIFICACIÓN POR ANTIGÜEDAD A LOS SERVIDORES PÚBLICOS DE CARRERA ADMINISTRATIVA Y DE CARRERA DEL SERVICIO LEGISLATIVO. La bonificación por antigüedad se calcula tomando en cuenta los años laborados, desde la adquisición del estatus de servidor público de Carrera Administrativa o de Carrera del Servicio Legislativo al último sueldo devengado, cuyo derecho se adquiere por renuncia, jubilación o reducción de fuerza.

El servidor público, al completar diez años de servicio, tendrá derecho a cuatro meses de sueldo por bonificación; al completar quince años de servicio, tendrá derecho a seis meses de sueldo por bonificación; al completar veinte años de servicio, tendrá derecho a ocho meses de sueldo por bonificación; y al completar veinticinco años de servicio, tendrá derecho a diez meses de sueldo por bonificación.

En caso de fallecimiento del servidor público, se le concederá el último mes de sueldo al beneficiario previamente designado o, en su defecto, a sus herederos.

ARTÍCULO 277. MODIFICACIÓN A LA ESTRUCTURA ORGANIZATIVA. Las instituciones del Sector Público podrán solicitar, al Ministerio de Economía y Finanzas, modificaciones a su estructura organizativa, a través de la Dirección de Desarrollo Institucional del Estado, que la evaluará y autorizará.

ARTÍCULO 278. CONTROL PREVIO. Para los efectos de esta Ley, se entiende por Control Previo la fiscalización y el análisis de las actuaciones administrativas que afectan o puedan afectar un patrimonio público, antes de que tal afectación se produzca, a fin de lograr que se realicen con corrección y dentro de los marcos legales. Para tal fin, la Contraloría General de la República, a través del funcionario que la represente, consignará su conformidad con acto de manejo mediante su refrendo, una vez se compruebe que cumple con los requisitos legales necesarios. Por el contrario, cuando medien razones jurídicas objetivas que ameriten la oposición de la Contraloría a que el acto se emita, el representante de dicha institución improbará el acto por escrito e indicará al funcionario u organismo encargado de emitirlo las razones en que se funda tal improbación. El refrendo a que se refiere este artículo puede hacerse vía electrónica.

El Control Objetivo o Previo se limitará a la verificación de la partida de gasto autorizada por la Ley de Presupuesto General del Estado y las normas legales aplicables. Este control se aplicará en los contratos y actos públicos, de conformidad con la legislación correspondiente.

ARTÍCULO 279. INVERSIONES SOCIALES A TRAVÉS DEL PROGRAMA DE DINAMIZACIÓN. Las inversiones públicas podrán ejecutarse a través del Programa de Dinamización de Inversiones para aplicar las normas del Convenio con el Programa de las Naciones Unidas para el Desarrollo (PNUD), o cualesquiera otros programas que autorice el Órgano Ejecutivo.

ARTÍCULO 280. CONTRATACIONES QUE CELEBRE EL FONDO DE INVERSIÓN SOCIAL. Los contratos que celebre el Fondo de Inversión Social estarán exceptuados de la aplicación de la Ley 22 de 2006, hasta el 31 de diciembre de 2010.

ARTÍCULO 281. SALDO DE VIGENCIA DE SEGURO EDUCATIVO. La Contraloría General de la República, según lo establecido en la Ley 49 de 2002, que modifica artículos del Decreto de Gabinete 168 de 1971, sobre el Seguro Educativo, modificado por las leyes 13 y 16 de 1987, deberá certificar, a más tardar el 15 de enero del año 2010, sobre el excedente del Seguro Educativo existente, al Ministerio de Economía y Finanzas y al Ministerio de Educación, para que puedan proceder a incluir dichas sumas en el presupuesto y para los fines propuestos por la Ley 49 de 2002.

ARTÍCULO 282. AFECTACIONES PRESUPUESTARIAS. Todas las afectaciones presupuestarias que realicen las instituciones públicas deberán ser imputadas a los objetos de gastos establecidos en el Manual de Clasificaciones Presupuestarias del Gasto Público, autorizado por el Ministerio de Economía y Finanzas.

ARTÍCULO 283 APLICACIÓN DE LAS NORMAS. Se autoriza al Ministerio de Economía y Finanzas y a la Contraloría General de la República para que, mediante instructivos, circulares y cualquier otra forma de comunicación que estimen apropiada, instruyan a las instituciones públicas sobre la correcta aplicación de estas Normas Generales de Administración Presupuestaria. Dichas comunicaciones serán remitidas igualmente a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento.

ARTÍCULO 284. VIGENCIA. Esta Ley comenzará a regir desde el 1 de enero del 2010.

Alberto Vallarino Clement
Ministro